FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of February 2004

Telefonica of Argentina Inc.

(Translation of registrant’s name into English)

Telefónica de Argentina S.A.

Avenida Ingeniero Huergo 723

(C1107AOH) Buenos Aires, Argentina

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F: ☒        Form 40-F: ❑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes: ❑        No: ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes: ❑        No: ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes: ❑        No: ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Item

1.	English translation of annual report filed with the Comisión Nacional de Valores (the Argentine Securities and Exchange Commission) on February 12, 2004.

2.	Consolidated Financial Statements and Operating and Financial Review and Reports of Telefónica de Argentina S.A. as of and for the fiscal years ended December 31, 2003 and 2002, including the report of independent public accountants.

Item 1

CONTENTS

ANNUAL REPORT
POLITICAL AND ECONOMIC AND LEGAL CONTEXT
Political and economic context
Regulatory framework
Tariff renegotiation

Corporate governance framework
Good Corporate Governance Practices
Audit and control committee
Human resources and corporate standing committee
Disclosure committee
Market disclosure rules
Internal rules of conduct on negotiable securities
Regulations on registration, reporting and monitoring of financial information

CORPORATE ISSUES
History and equity ownership
Shareholding structure
Dividend policy
Listing
Business organization
Organizational char
Directors and committees of Telefónica de Argentina S.A.
Appointment of independent directors
Executive management
Directors’ and executive management compensation
Human resources activity
Telefónica in the community
ATIS Project

SERVICE AND MARKET SEGMENTS
Residential customer service
Public telephones
Comprehensive corporate solutions
Network services
Wholesale business
Long distance services
Publishing and interactive products; advertising
Collection management
Significant variables

ECONOMIC AND FINANCIAL ISSUES
The strategic plan
Financing policy and financial position
Financial instruments. Future contracts
Debt renegotiation
Background
Strategy
Benefits from the Debt Renegotiation Strategy
Global note program
Comparative balance sheet figures
Analysis of main changes in balance sheet captions
Result for the year
Analysis of main changes in income statement captions
Proposed income (loss) appropriation
Proposed Directors’ and Supervisory Committee fees

PROSPECTS
ACKNOWLEDGMENTS

Unaudited information

POLITICAL AND ECONOMIC AND LEGAL CONTEXT

Political and economic context

Following the institutional, political, economic, financial and social crisis of December 2001 which caused the National President Fernando De la Rúa to resign, after a succession of several substitutes the National Congress appointed a transition government headed by Eduardo Duhalde, who handed over power to the current national President, Néstor Kirchner, in May 2003. The presidential elections had taken place on April 27, 2003 and the candidate and former president Carlos Menem had won in the first round with only 24% of the votes, followed by Néstor Kirchner with a difference of only two points, thus requiring a run-off election. However, Carlos Menem decided to resign to his candidacy before the run-off, and his opponent automatically became winner of the election.

In November 2003 the election process was concluded. This process involved the election of provincial governors, municipal mayors, national legislators (both representatives and senators) and local legislators, who took office on December 10, 2003, and caused the Peronist Party to gain control of 16 out of 24 governorships and the alignment of Corrientes and the City of Buenos Aires. Therefore, the Peronist Party could be featured as hegemonic, as it also has absolute majority in both chambers of the National Congress.

In sum, President Kirchner’s consolidation in power, despite having been elected with only 22% of the votes, cleared the institutional scenario, and his decision to keep Roberto Lavagna as Ministry of Economy has ensured the continuation of the economic policies. In the economic field proper, there was an extremely favorable international scenario combined with enhanced prospects driven by the change of President, the foreign exchange rate stability and increased economic activity.

The high international prices of commodities boosted on the positive effect of the high exchange rate on agricultural producers, in a year with record-high crops. In addition to contributing to economic growth, this led to a significant supply of foreign currency that resulted in a decrease in the exchange rate during the year (to $2.93 per US dollar from $3.37 per US dollar). In view of the strong inflow of foreign currency and the lower demand due to the better prospects, the Argentine Central Bank (“BCRA”) recurrently intervened in the market to maintain the exchange rate from $2.80 to $3.00 per US dollar, a level that continued favoring import substitution and exports. By doing so, the BCRA also managed to recompose its liquid reserves, which increased by US$ 4,000 million at year-end. Based on this exchange rate and the increase in internal demand it was estimated that the Gross Domestic Product (GDP) would grow in excess of 7% during 2003, establishing a higher threshold for economic expansion during 2004. If the current activity levels remain steady, a 3.3% growth rate is anticipated for 2004.

Although the increase in activity in early 2003 was focused on the construction, industry and agriculture sector, as the year progressed it expanded to the rest of the sectors. Since October 2003 all sectors have grown in comparison to 2002. The recovery in the activity levels was reflected in tax collections, added to the positive effect already experienced in withholding amounts. Therefore, despite the increase in expenditures the National Government ended the year with a primary surplus of 2.5% of the GDP, which exceeded the target set in the agreement entered into with the International Monetary Fund (“IMF”).

The effects of the increase in activity levels and better prospects was also reflected in the financial sector. The Merval closed above 1,000 points and had a cumulative expansion in excess of 90% in 2003. In addition to the growth forecasts, the low international interest rate was also of critical importance in the evolution of the referred stock market index. Besides, deposits also increased despite the drop in interest rates because of international interest rates and a lower perception of risk by depositors. Liquidity in the economy measured as a percentage of the GDP is near the average levels prevailing during the convertibility period.

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These improvements in the economy, which occurred mainly after the May elections, still need to be supported by substantive solutions to the numerous yet unsolved problems derived from the disorderly exit from the convertibility system.

Certain adverse events also took place concurrently with the positive events mentioned above which also require the Government’s attention as they could, inter alia, hold back economic performance in the medium term, namely: (i) a strong increase in the money supply for maintaining the exchange rate; (ii) the movement of the economy is cash-dependent, due to the shortage of credit; (iii) the relationship between the price of durable goods and real property and the low salaries hampers the demand for credit; (iv) the growth in exports is mainly price-driven and focused on commodities, in particular in crops and oil sub-products; industrial exports do not react despite the high real exchange rate.

The following issues are still pending solution: (i) the restructuring of the financial system, including the closedown of institutions or the capitalization of those institutions with insufficient net worth; (ii) the elimination of the prohibition to carry out judicial foreclosures; (iii) the renegotiation of utility contracts and adjustment of rates; (iv) the double severance payment in case of dismissal; and (v) the reinstatement of a set of “rules of play” that allows to regain the investors’ confidence.

Regulatory framework

➢	Tariff renegotiation

The Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies (see note 11.1 to the Company’s individual financial statements).

The National Executive Power, by means of Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic (fixed) telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within one hundred and twenty (120) days after the effective date of this Decree. The Company fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, under Decree 1,839/02 dated September 16, 2002, the National Executive Power extended the deadline established for the Ministry of Economy to submit to the National Executive Power proposals to renegotiate the agreements subject to Section 8 of Law No. 25,561 for an additional period of one hundred and twenty business days following the expiration of the term set by decree 293/2002.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

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The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that the Company shall receive compensation from the Argentine Government when extraordinary events take place, including Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by the Company to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, the Company proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

Resolution No. 62/03 dated January 31, 2003, extended again the deadline for an additional period of sixty business days following the expiration of the term set by Decree 1,839/02.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Government may provide for interim tariff revisions or adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the conclusion of the process of renegotiation of public service contracts and licenses required in Sections 8 and 9 of the Public Emergency Law. Any such revisions or adjustments will be incorporated in the renegotiation process and should be contemplated in any agreement that may be reached with the relevant public service contractors or licensees.

Through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process, executing the agreements reached subject to the approval of the Executive Power, submitting prospective rules on possible temporary adjustments in prices and rates or other contract clauses, and preparing a general regulatory framework project to govern public services.

Finally, Section 11 of Law 25,790, promulgated on October 21, 2003, extended until December 31, 2004 the term for renegotiating public works and services agreements ordered under Section 8 of Law 25,561. Under Law 25,820, the declaration of national emergency was extended to December 31, 2004.

As of the date of these financial statements the Company’s Management is not in a position to predict the final outcome of the renegotiation contemplated by Law 25,561 or what rate schedules may be applied in the future, which might not keep pace with the value of tariffs in US dollars or constant pesos with respect to any prior or possible future increase in the general price level. In the opinion of the Company and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract, the Tariff Regime and the List of Conditions, future tariffs should be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. If, as a result of the renegotiation of contracts future rates were to increase at a pace significantly slower than that provided for in the Transfer Contract, the Company’s future results and financial condition would be materially and adversely affected.

➢	National Telecommunications Congress

In November 2003, the National Telecommunications Congress was carried out upon an initiative of the chairmen of the communications committees of the upper and lower houses of Congress and the Communications Secretary. The Congress’ mission was to analyze in depth several matters of concern to

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different sectors of the telecommunications industry, and made a general call upon the industry representatives with the aim of gathering opinions and combining them into a bill of law on telecommunications. Seven work committees with a predefined agenda were organized, and at each committee session interested parties expressed their views or submitted written papers on the matters of discussion. Upon conclusion of the Congress each committee prepared a report specifying the issues on which there was consensus and others on which there were differing opinions among participants. A telecommunications bill of law is expected to be drafted and submitted to Congress over the year 2004.

Corporate governance framework

➢	Good Corporate Governance Practices

Aware of the significant conceptual and regulatory progress made in modern corporate governance rules and standards, both in the United States and in Argentina, and recognizing the need to be aligned with the worldwide objectives of the Telefónica Group in the area of corporate governance, on December 17, 2002, the Company’s Board of Directors resolved to create an Audit and Control Committee and a Human Resources and Corporate Standing Committee that will promote and support the development of good corporate governance actions.

The principles inspiring corporate governance of the Telefónica Group are:

(i)	maximization of the Company’s value in furtherance of the shareholders’ interests,

(ii)	the material role of the Board of Directors or Management Committee in the Company’s conduct and management; and

(iii)	information transparency in the Company’s relationship with its employees, shareholders, investors and customers.

•	Audit and Control Committee

The Audit and Control Committee was created as a transitional body on December 17, 2002, and will be superseded by an Audit Committee to be created by the Company in accordance with the requirements and provisions of Executive Decree No. 677/01. This interim committee is formed by three Board members with a strong specialization in accounting, financial, and corporate matters that were nominated by the chairman of the Board. Their tenure on this committee will end upon their ceasing to be members of the Board or whenever so directed by the Board.

Their primary duties are to a) advise the Board in connection with the appointment of an external auditor, the terms and conditions for its engagement, the scope of its professional mandate and, if such should be the case, its rescission or renewal; b) review the Company’s financial information, ensure its compliance with legal requirements and the correct application of generally accepted accounting principles; c) advise the Board in matters relating to the adequacy and integrity of internal control systems involved in the preparation of financial information; d) ensure compliance with the Public Offering Transparency Rules and Good Corporate Governance rules, and make any relevant improvement recommendations.

On May 19, 2003, the Company’s Board of Directors approved in connection with the Audit Committee i) the structure definition and the minimum conditions to qualify as a member thereof; ii) the planning of the main tasks to be performed and the necessary means for proper functioning, and iii) the training plan for its members. In that sense, the Company’s Board of Directors stated that the referred committee shall be formed by three or more members of the Board of Directors, all of which shall be independent directors in accordance with the conditions set forth by the CNV. The Audit Committee members shall be elected by the Board of Directors by proposal of the Board chairman and shall be well versed in accounting, financial and business issues. The Audit Committee will have the duties designated by applicable rules and regulations and especially those

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assigned by the Shareholders’ Meeting or the Board of Directors. The Audit Committee shall be empowered to establish its own Internal Rules, which shall be subsequently reported to the Board.

•	Human Resources and Corporate Standing Committee

This permanent committee, created on December 17, 2002, is formed by four members of the Board. Its members were nominated by the Board chairman and will remain on the committee for as long as they continue to be members of the Board or until otherwise directed by the Board.

Their mandate is to a) report to the Board on the development of the Company’s personnel policies; b) advise the Board on the adoption of personnel policy actions; c) review the Company’s compensation policies and provide their assistance as specifically directed by the Board; d) supervise the Company’s corporate image policy and make improvement recommendations to the Board.

•	Disclosure Committee

The Company organized a Disclosure Committee with responsibility for receiving, classifying and reviewing all corporate information in order to determine that which is to be released to the markets and arranging it in accordance with the features, terms and scope set forth in the local and foreign laws applicable to the Company. The Disclosure Committee’s functioning and powers are governed by its internal regulations.

•	Market Disclosure Rules

Along with their statutory obligations, Telefónica S.A. and Telefónica de Argentina S.A have assumed a transparency commitment towards their shareholders, investors and the market in general, with a view to positioning the Telefónica Group as forerunner in transparency policies.

With this objective in mind, several rules were issued that set the basic principles for information disclosure control systems and processes aimed at ensuring that the Company’s material information is known by its top executives and management team, and which also establish the mechanisms for conducting periodical evaluations of the effectiveness of those processes and systems.

•	Internal Rules of Conduct on Negotiable Securities

The Company has established internal rules of conduct on negotiable securities with the purpose of restricting the execution of transactions involving negotiable securities of the Telefónica Group by the top management and other employees with access to privileged information. These rules provide: a) duties to disclose personal deals; b) the prohibition to make deals related to privileged information; c) treatment as confidential information.

•	Rules on Registration, Reporting and Monitoring of Financial Information

The Company approved the Rules on Registration, Reporting and Monitoring of Financial Information, aimed at: a) maintaining control levels that ensure that the transactions and amounts included in the Company’s financial statements are adequately reflected; b) carrying out adequate processes that ensure that the financial information is furnished and known by the relevant responsible members of the organization; d) defining and delimiting the responsibilities of each level within the organization regarding the reliability of the information that is publicly disclosed and applying such mechanisms as necessary to assure the confidence of investors and other users of the information; e) establishing the mechanisms and principles necessary to maintain, to the extent permitted by the applicable laws, uniform practices and criteria in the whole Telefónica Group; f)

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seeing and controlling that the transactions made among companies of the Telefónica Group are adequately identified and reported; g) maintaining adequate supervision processes that ensure the permanent effectiveness of the financial information registration, disclosure and monitoring system, identifying and correcting any potential deficiency or failure.

CORPORATE ISSUES

History and equity ownership

The Company was organized in Argentina as a stock corporation (“sociedad anónima”) on April 23, 1990, under the name Sociedad Licenciataria Sur Sociedad Anónima, for a period of 99 years. The organization of the Company was filed for registration with the Argentine Public Registry of Commerce on July 13, 1990. Its present corporate name was filed for registration on December 3, 1990.

Telefónica de Argentina’s corporate stock is represented by common book-entry Class A and Class B shares, each with a Ps.1.00 face value. All Class A shares, representing 62.53% of the Company’s stock, are owned by Compañía Internacional de Telecomunicaciones S.A. (“Cointel”) and their transfer is subject to regulatory approval. The remaining 37.47% equity in the Company is represented by Class B shares.

The Company’s principal executive office is located at Ingeniero Huergo 723, (C1107AOH) Buenos Aires, Argentina. Its telephone number is (++5411) 4332-2066.

As of the date of this report, Cointel owns a 64.83% equity interest in the Company through its holding of all of the Class A shares, representing 62.53% of capital stock, and 40.2 million Class B shares representing a 2.3% of capital stock. In turn, Cointel is owned by three affiliates of the Spanish international media and telecommunications company Telefónica S.A. that collectively own the entire capital stock of Cointel. These three affiliates are Telefonica Intenational Holding B.V. (“TIHBV”, with a 37.3258% interest), Telefónica Holding de Argentina S.A. (“Holding”, with a 50% interest), and Telefónica Internacional S.A. (“TISA”, with a 12.6742% interest).

In addition, TISA owns a 32.25% equity interest in the Company represented by Class B shares and TIHBV holds Class B shares representing a 0.95% equity interest. Class B shares representing an aggregate 1.96% interest in the Company are held by minority shareholders and are listed on several Argentine exchanges and the New York Stock Exchange.

The Company is a licensed supplier of fixed-link public telecommunications services and basic telephone services in Argentina. Applicable regulations define basic telephone services as both (1) the supply of fixed telecommunications connections which form part of the public telephone network or are connected to such network, and (2) the provision through these links of local, domestic long-distance and international telephone voice services. The Company’s license is perpetual, as it has been granted for an unlimited period of time.

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➢	Shareholding structure

The Company’s shareholding structure as of December 31, 2003 was as follows:

As may be seen, Cointel holds in the aggregate 64.83%, Telefónica Internacional S.A. 32.25%, and the remaining 2.92% of the Company’s equity is held by Telefónica Internacional Holding BV, minority shareholders and the Company itself.

Dividend Policy

The declaration, amount and payment of dividends are determined by a majority vote of the holders of the Company’s common stock on recommendation of the Company’s Board of Directors. Because Cointel is the majority shareholder of the Company and can appoint the necessary number of directors to prevail in the Board, it can recommend and approve or disapprove the declaration, amount and payment of dividends, subject to the availability of profits and the customary legal restrictions contained in Argentine law.

Under a shareholders’ agreement dated April 21, 1997, Holding and TISA had agreed to cause Cointel, the Company and their subsidiaries to distribute to their respective shareholders the maximum portion of their earnings, respectively, for each fiscal year to the extent permitted by applicable laws and any financial agreements and debt instruments to which they may be subject. The distribution of these dividends was further contingent upon (i) such distributions being advisable as a matter of prudent business judgment; (ii) sufficient funds being available, and (iii) there being no significant restrictions on the ability of any of these companies to raise funds in the financial markets.

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The following table presents information on annual cash dividends paid for each indicated fiscal year since December 1, 1991.

Date of payment	% of equity		Total US$ payment (1)	Banco Nación rate of exchange (on payment date)
December 18, 1991	1.15	% (2)	27,111,420	1.000
March 17, 1992	1.15	% (2)	27,111,420	1.000
June 11, 1992	1.15	% (2)	27,111,420	1.000
September 11, 1992	1.25	% (2)	29,351,059	1.000
December 22, 1992	1.40	% (2)	33,005,207	1.000
March 19, 1993	1.50	% (2)	35,362,721	1.000
June 11,1993	3.40	% (2)	80,155,502	1.000
January 5, 1994	3.75	% (2)	88,406,803	1.000
June 3, 1994	4.10	% (2)	96,658,106	1.000
December 22, 1994	4.80	% (2)	113,160,708	1.000
May 3, 1995	5.15%		121,412,010	1.000
December 22, 1995	5.15%		121,412,010	1.000
May 17, 1996	5.15%		121,412,010	1.000
December 27, 1996	5.15%		121,412,010	1.000
July 15, 1997	5.44%		128,248,802	1.000
December 12, 1997	5.75%		135,557,098	1.000
July 8, 1998	7.00%		149,878,334	1.000
December 23, 1998	7.00%		149,861,376	1.000
July 21, 1999	7.00%		149,858,916	1.000
December 7, 1999	7.00%		149,858,916	1.000
August 8, 2000	7.00%		149,858,916	1.000
March 29, 2001	7.00%		149,858,916	1.000
November 8, 2001	7.00%		149,858,916	1.000

(1)	Stated in US dollars (US$ as of dates of payment)
(2)	Adjusted for capitalization.

➢	Listing

The stock of Telefónica de Argentina S.A. has been listed on the stock exchanges of the Argentine cities of Buenos Aires, La Plata, Córdoba, Rosario, and Mendoza since December 26, 1991.

Its stock is also listed since March 8, 1994, on the New York Stock Exchange (NYSE) through ADSs representing 10 Class B shares each. The shares are identified with the “TAR” ticker symbol.

Telefónica de Argentina S.A.’s options are currently listed on the Buenos Aires Stock Exchange, the New York Stock Exchange, the American Stock Exchange, the Chicago Board Options Exchange, and the Pacific Stock Exchange.

High, low, and closing stock quotes on the Buenos Aires Stock Exchange for the latest eigth years are as follows:

Fiscal year	High $	Low $
1996	3.42	1.97
1997	4.02	3.37
1998	3.90	1.95
1999	3.24	2.58
2000	4.93	2.43

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2001	3.73	0.75
2002	2.80	0.80
2003 1st quarter	1.96	1.14
2003 2nd quarter	2.40	1.49
2003 3rd quarter	3.05	2.05
2003 4th quarter	2.90	2.13

Business organization

Corporate decision making at Telefónica relies on an internal division into functional, geographic, customer, or business unit areas and standardized processes that are contained in written procedures, to allow for and ensure the coordination of tasks and functions across the organization. At the same time that decision-making powers are delegated and decentralized, control procedures are in place to maximize results and ensure dynamic operations in keeping with the style of a high-technology, mass service provider.

In the area of internal control, a number of cross-related functions have been designed that, acting synergically, contribute to the achievement of goals set in accordance with the overall policies designed by senior management.

Based on this multi-directional managerial approach that combines planning, administrative procedures, information technology and communications systems, personnel evaluation, and management and quality control, we have created a sound internal control system that provides reasonable certainty as to the attainment of our corporate goals: efficient operations, reliable financial information, and legal and regulatory compliance.

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Organizational Chart

PRESIDENT
Secretary General
Finance
Human Resources
Audit and Control
Institutional Relations and Communication
Corporate Security
Purchasing
Corporate Programs
Fixed Telephony Business Unit General Manager
Network
Residential Business Unit
Corporate Business Unit
Organization and Information Systems
Wholesale Business Unit
Strategy and Regulatory Matters
Human Resources
Finance and Management Control
Commercial Operations
Legal Affairs

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Directors and committees of Telefónica de Argentina S.A.

❑ Directors	❑ Supervisory Committee

Mario Eduardo Vázquez Chairman	Statutory auditors
José María Alvarez Pallete Vice chairman	Uriel Federico O´Farrell
Miguel Angel Gutiérrez	Juan O´Farrell
Antonio Viana-Baptista
José Fernando de Almansa Moreno-Barreda	Alternate statutory auditors
Alfredo Jorge Mac Laughlin	Roberto Durrieu
Guillermo Harteneck	Hernán Munilla Lacasa
Luis Ramón Freixas Pinto	Carlos Francisco Oteiza Aguirre

❑ Alternate Directors	❑ Audit and Control Committee

Jaime Urquijo Chacón
Carlos Fernández-Prida	Alfredo Jorge Mac Laughlin
Gaspar Ariño Ortiz	Guillermo Harteneck
Santiago Tomás Soldati	Luis Ramón Freixas Pinto
Javier Benjumea Llorente
Juan Carlos Ros Brugueras	❑ Human Resources and Corporate Standing
Juan Ignacio López Basavilbaso	Committee
Guillermo Pablo Ansaldo
Miguel Ángel Gutiérrez
❑ Board Secretary	José Fernando de Almansa Moreno-Barreda
Carlos Fernández-Prida
Manuel Alvarez Trongé	Santiago Tomás Soldati

➢Appointment	of independent directors

Telefónica de Argentina S.A. currently has three full members of the Board who meet the independence requirements established by the National Securities Commission. There is also an independent director among the alternate members. These directors are members of the Audit and Control Commission and are being trained for becoming future members of the Audit Committee.

Executive Management

•	Corporate Division

President	Mario Eduardo Vázquez
Director, Corporate Programs	Alejandro Di Capua
Director, Purchasing	Eugenio María Álvarez Sánchez
Director, Corporate Security	José Luis Rodríguez Zarco
Director, Finance	Angel Jiménez Hernández
Director, Human Resources	Marcelo Melamed
Director, Institutional Relations and Communications	Rafael Ibañez Martínez
Director, Audit and Control	Manuel Neira Montes
Director, Telefónica Foundation	Carmen Grillo
Secretary General	Manuel Alvarez Trongé

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•	Fixed Telephony Business Unit

General Manager	Guillermo Pablo Ansaldo
Director, Residential Business Unit	Juan Jorge Waehner
Director, Network Operations	Rodolfo Enrique Holzer
Director, Corporate Business Unit	Pablo David Lucena
Director, Wholesale Business Unit	Fernando Luis Fronza
Director, Finance and Management Control	Juan Ignacio López Basavilbaso
Director, Strategy and Regulatory Matter	Fernando Luis Fronza
Director, Human Resources	Rafael Pablo Bergés
Director, Organization and Information Systems	Raffaele Loiacono
Director, Commercial Operations	María Fernanda Torquati
Director, Legal Affairs	Alejandro Lastra

Directors and executive management compensation

The compensation of the Board of Directors is determined and approved by the meeting of shareholders after the end of each fiscal year.

The compensation of executive managers is determined in accordance with a dual policy providing for fixed and variable compensation. The fixed portion of compensation is proportional to the responsibility that is inherent in a certain position and compensation paid for similar positions on the market. The variable portion of compensation is hinged on performance, and is proportional to the extent to which certain predetermined goals have been achieved throughout the year.

Human Resources Activity

The national and business scenario of 2003 required substantial expense curtailment and prioritization of activities, actions being mainly focused on: management of abilities, updating of staff in emerging technologies and strengthening of actions to improve the working climate. Furthermore, efforts were endeavored to facilitate communication with the participation of top executive managers and all management levels through meetings held at auditoriums, breakfasts and lunches with all Company employees.

The Corporate Values Project launched by the Group in all its affiliates world-wide was consolidated, which identifies the group as a whole and defines the culture desired based on the reinforced communication of new values and competencies and the inclusion of continuing staff improvement in the plan.

The Company’s organizational maturity is reflected in its continuing plan to detect present and potential abilities of its staff, especially their talents, whatever their position within the organization may be. As a milestone of this activity, the Professional Growth and Development System and the Individual Results System tools were improved and updated which, working in coordination with the Corporate Values Project, reinforce communication and personnel management and aid in the achievement of our business goals and objectives.

The Company proved its leadership in the implementation of the e-learning training methodology in Argentina. Specific actions have been taken since 2001 in this respect which, in this year, have reached all Company employees. At present the systems enable self-training of employees assisted by their leaders, thus achieving cost reduction and extending the contents supply.

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The third High Potential Young Professionals Program was coordinated at corporate level, which enables identifying young talent professionals within the organization, projecting them at an international level.

In a view towards professional growth, the development opportunities process was strengthened, which facilitates internal personnel turnover within the Fixed Telephony Business Unit. As a result, more than 100 positions were filled with own staff. Also 40 scholarships for university post-graduate studies and 6 scholarships for the Carolina Foundation abroad were granted.

The process of assessment of positions for personnel not subject to any collective bargaining agreement was completed, which enabled redefining the position structure on the basis of consistent benchmarks, ensuring internal equality based on the contribution of the tasks of each position to the organization’s goals. This tool was approved by the Spanish Human Resources Corporate Unit.

In a year in which innovation in business management became a critical and major ability, Telefónica developed and implemented the Initiatives Pentathlon Program, aimed at taking advantage of the creative potential inherent in all organization sectors. Through this program, all employees were invited to generate ideas that could be used to obtain improvements and in only four weeks 5,000 initiatives were received, which were assessed for their potential implementation.

On the understanding that a good working environment is a requisite to development and growth of both the Company and each of its employees, Telefónica re-implemented its annual labor climate management process. Under this process, the employee’s satisfaction is measured and opportunities for improvements in the Company are detected. In addition and for the first time, Telefónica participated in the local issue of the Great Place to Work survey, which determines the best companies in which to work.

As far as union relationships are concerned, in September 2003 a salary recovery measure was agreed with all union organizations, which resulted in the conclusion of the direct action measures adopted by two of them, FOETRA and FOEESITRA.

The training and development of 5,200 people were carried out as part of the environmental and on-the-job safety program through the delivery of 410 nationwide courses. Specifically, a Safety Program in the Network Management was created, the Working Conditions Improvement Program was developed in the Residential Business Unit and risk assessment was adjusted to the new applicable regulations.

The following corporate programs were also undertaken during 2003:

•	Corporate post-graduate studies in Business Management for professionals.

•	Corporate Programs for Middle Levels, aimed at supervisors, chiefs and managers.

•	Leadership Development for Managers.

•	Executive Leadership for Chiefs.

•	Work Team Management for team Supervisors / Coordinators.

Telefónica in the Community

Telefónica contributes with its social and cultural activities through Fundación Telefónica.

The Telefónica Foundation designs and implements either own programs or, synergically, with the different Company business lines, to generate a measurable and long-lasting change in the Company created in 1991. It managed to improve its activities by mid 1999 and in 2002, it strengthened its work to adjust its action to the sensitive social situation prevailing in Argentina. Its main goal is the development of social, educational and sanitary applications, on the understanding that the new technologies are also an aspect of social progress. Due to the transversal nature of telecommunications, the scope of performance

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of the Telefónica Foundation is wide and covers education, health and disability and social promotion and culture as well.

As the urgent social demands exceeded the efforts of non-governmental organizations (NGO) nation-wide, the Foundation focused on their strengthening through the joint undertaking of projects, the support of initiatives and the spreading of its activities. The Foundation works jointly with other entities on the Civil Society Comprehensive Development Program, which provides technical and consultancy assistance and tools to non-governmental organizations for a professional management of their human resources. This space, within the social promotion area, was born out of an alliance between the Córdoba Catholic University’s Business Management School and the Minetti Foundation. Its activities commenced in Córdoba and were extended to Mendoza in 2002 through the Mendoza regional Campus of the National University of Technology.

As far as the promotion of the “third sector” is concerned, this is the second year in which the International Solidarity Network portal (www.risolidaria.org.ar informs on its social, solidarity and national and international volunteering actions. Likewise, “El País que Despierta” (The Awaking Country”), a program broadcast on TV from 06:50 AM to 07:00 AM, is totally devoted to the spreading and fostering of actions undertaken by the almost 90,000 welfare organizations existing in Argentina. This space provides orientation and service to any person who may wish to cooperate or to join as a volunteer for the multiple activities proposed.

One of the current initiatives is the Corporate Volunteering Program, which gives employees the opportunity to show their solidarity spirit. This Foundation Program trains staff in the subject they will work on or in the institution that they will support, in technical assistance for Project design and follow-up, volunteering, management support and impetus to create a network of volunteers in each business area or line within the Company. At present, the volunteers’ network is made up of approximately 700 employees. Leveraged by the sensitivity of its employees, the Telefónica Group undertook a solidarity Program for people damaged by floods in Santa Fe, which managed to gather four tons of food and other first-need products for the damaged population. In addition, under the coordination of Fundación Telefónica, the Company undertook, through its lines of activity, an urgent action to aid the population of Santa Fe. Telefónica de Argentina, Unifón, Atento Argentina, Terra, Telinver, Telefé, Radio Continental, T-gestiona and Adquira participated in this initiative.

In the educational field, two of its programs related to the use of Internet stood out: EducaRed (www.educared.org.ar), the major educational portal addressed to teachers and students of primary and secondary schools whose goal is to enrich the teaching practices, and Interactive Class-rooms where employees of the Group, through the Corporate Volunteering Program, train students in the use of the network as an educational, research and information tool.

Among other actions, in the handicapped sector, a series of courses were developed jointly with the DISCAR Foundation, addressed to the mental, motor or hearing handicapped for them to be able to know the ways to access the employment offers in the Web for a real employment search.

In the health sector and being aware of the existing social problems and needs in the hospital environment, the Foundation participates in the project so-called Hospital Telephone Network Adjustment, jointly undertaken with the Asociación Cooperadora de Acción Social (COAS), which enabled the revamping of communications in hospitals owned by the Government of the City of Buenos Aires. It also contributed with donations to different hospitals country-wide and with the granting of scholarships to health professionals for the promotion of research and to provide for a possible adequate diagnosis in the medical assistance work.

Regarding the cultural area, the Telefónica Foundation Space was inaugurated this year, which stands as a new integration point between the artistic and cultural expressions. Open to the community and its service, it provides the highest multimedia technology applied to education, health, solidarity, visual arts and experimentation, among other areas.

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The Telefónica Foundation Space, domiciled at Arenales 1540, Autonomous City of Buenos Aires, is open to the public (free entrance and tickets) from Tuesdays to Sundays, between 2:00 PM and 8:30 PM.

The actions undertaken by the Telefónica de Argentina Foundation may be consulted at the following Internet address: (www.fundacion.telefonica.com.ar).

ATIS Project

During 2003, all Telefónica Latinoamericana (TLATAM) operators have been working on a common goal, that is, the development and implementation of the ATIS Project.

ATIS is a system for commercial assistance, invoicing and collection, designed on the basis of a single working methodology for all operations, which includes the best practices and will affect the most critical business processes. This system will support the management of over 30 million clients in Latin America and will exert direct influence on the efficiency of activities and daily processes of over 13,000 employees.

As far as Argentina is concerned, the project is at the implementation stage. The first milestone will take place in 2004, when the invoicing and collection of the first invoicing cycle using ATIS (instead of the Acme and Fadeuda current systems) will be processed. From then onwards, the Company will proceed to gradually process the remaining invoicing cycles in accordance with a pre-defined plan.

SERVICE AND MARKET SEGMENTS

Residential customer services

The stable macroeconomic environment as from the second half of 2003 permitted developing and implementing commercial strategies aimed at a longer term, marking a significant turning point from the short-term operating strategy adopted in 2002.

The basic objectives underlying the operations for the year were a sustained and consistent business growth, the optimal assigning of operating resources and a continuing improvement of critical processes, ensuring profitable results in 2003 and structural advantages for subsequent years.

Commercial actions centered on the performance of installations, seeking to increase and improve existing equipment; long distance services, establishing policies in line with the characteristics of the market; public telephony, designing new marketing schemes through the development of new products and strengthening broadband services.

Seeking growth of the basic telephone service installations, work was focused on two fronts: the achievement of monthly targets for additions to ensure genuine growth in installed equipment, and the development of plans to recover the portfolio of disconnected customers due to lack of payment. The results were an increase in additions compared to those for the previous year, without changing marketing variables.

At local level, income has mainly increased due to commercial efforts focused on sales of prepaid products, the increase in traffic per line/day, the ongoing value-added services marketing campaign, which resulted in an increase in offerings of these services, and the continuing adaptation of sales conditions to the reality of Argentina and the competitors.

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The Internet business was the fastest growing segment measured in relative terms. Interannual growth is mostly concentrated on broadband services, as service installations more than doubled, becoming the market leader. Despite the intense focus on broadband services, dial-up customers remained almost constant throughout all months of the year.

The business and professionals segment was the focus of new tactics, both as regards sales scheme and customer service, being aimed at strengthening relationships and establishing agreements enabling the growth of both parties.

Thus, using commercial intelligence tools and skills to enhance competition in the various business niches, aware at all times of the customer value, income levels exceeding those for the previous year were posted at the end of the year, marking a new sales record in the mass services segment.

To achieve the above goals it was essential to improve sales effectiveness; to make a more efficient utilization of commercial resources, developing projects that created a record of commercial actions and prevented overlaps; to ensure improved coordination within the organization and to achieve an optimal assigning of resources based on consistent criteria. The results were improvements in the customer retention model, with a 13% growth in the value of retained customers with respect to 2002, and in the new telesale scheme, on which preventive work was carried out focused on the features of each sale.

Technology played a key role in the customer service channel, leading to enhanced added value offered by the Company in its daily contact with customers: a mechanism was implemented enabling identification of customers before answering the calls and their transfer to the corresponding group of specialists. A communication and information service strategy was developed, combining speech recognition with a new service model, leading to significant process improvements. Furthermore, new IVR (interactive voice response) options were incorporated to broaden the service offerings, improving both processes and customer satisfaction.

Seeking to enhance customer satisfaction, improve management and curb costs, work was focused on the post-sales area, in particular on the centralizing and distribution of information of the 114 service; the automation of supply management under web environment; installation with own personnel, and materials management, representing an annual expenditure of $35 million with over 2,000 types of components. As a result, resources needs decreased by 3% during the year, in spite of the higher prices of the various components, and average repair times were shortened.

In the area of technical and commercial assistance, process quality and improvements were attained through maintenance tasks. Corrective mechanisms were implemented to verify and improve customer satisfaction levels after repair services. As regards preventive maintenance, systems were implemented to automate the monitoring of access network features and link-up redesign work was carried out on the dispersion network, in order to minimize corrective actions, streamline the network administration, mitigate risks and improve work conditions for field staff.

During the year, installation work was focused on ADSL; personnel from this business unit incorporated technical know-how, achieving an explosive growth in terms of monthly additions.

In short, all plans set during the year were aimed at improving operating results, led by high quality and customer satisfaction standards, identifying those services most appreciated by our customers and making a wise use of resources.

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Public telephones

Public telephony grew fostered by the booth business (calling centers, telephone booths and cabins). The features of the new products were key to this growth, as well as the new sales schemes covering all niches, giving a customized response to each market requirement, enabling it to become the principal operator of telephone booths, taking advantage of the capillarity of sales channels that differentiate it from the competition.

The Company believes that in the public telephony segment its image is projected beyond the service, and therefore it has implemented a plant material recovery methodology (covering dismantled equipment) to repair phones that are not in perfect operating conditions. In addition, new systems were acquired and devices were installed to reduce vandalism and counteract cable theft.

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Comprehensive corporate solutions

The more stable socio-economic context as from the second half of the year in Argentina prompted an increased competitive pressure from other operators on more profitable segments.

The economic crisis experienced in 2002 marked a significant change in customers’ businesses characterized by aggressive cost management and an incipient demand for new technologies. Telefónica was able to successfully adapt itself to these scenarios by investing in services with returns and repayment in the medium term at competitive prices, and delivering differentiated customer service throughout all processes from pre- to post-sales. As a result of these actions Telefónica managed to maintain its market share in traditional products and to grow in advanced products (broad and narrow band).

In addition, a new management model was designed with an increased focus on the corporate market called T-Empresas, which consolidated our leadership role as a comprehensive service provider.

Network services

The network strategy for 2003 was mainly characterized by a gradual resumption of work on those projects which had to be stopped or reduced to a minimum due to the economic crisis in Argentina. The completion of these projects allowed the company to maintain its leadership position in the provision of services, as well as in its quality and coverage.

These major projects undertaken include the completion of the Posadas-Paso de los Libres link, the expansion of capillarity and offering of broadband access in Asymmetric Digital Subscriber Line (ADSL) technology, the initial deployment of wireless access to the network through Wireless Fidelity (WI-FI) technology which, among others, permitted the installation of platforms based on the new conception of Next Generation Networks (NGN).

In all cases, it was required and verified that providers fulfill the standards associated with the impact of their activities on the environment and natural resources, as well as the relevant ISO certifications. The regulations applicable to the “Compre Nacional (Buy Local Production)” policy were also fulfilled.

We continued to lead the standardization of new technologies at TLATAM level, selecting exclusively those which are harmless to the environment. In addition, an initial certification of potential providers was carried out so as to ensure compliance with the requirements needed to supply them.

Wholesale business

In a general context characterized by slow recovery in both the retail and wholesale demand, priorities in 2003 were mainly concentrated on renegotiating existing agreements with the main telecommunications service providers.

During 2003, despite difficulties generated by the economic crisis, a scheme was set forth and agreements were finally renegotiated.

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Long distance services

During the second half of 2003 there was consumption resumption, particularly on the mass market, due to greater political and economic stability as compared to the previous year. This market rebuilding was also reflected in an increase in competition. Telefónica accompanied this growth by capturing customers and traffic at the market pace, enabling it to maintain its leading position in long distance services.

On the residential market, the development of a range of offerings tailored to the needs of each customer was promoted in order to meet the new requirements of the current economic environment, expanding our offering of the “Onda Verde” and “Hora Telefónica” plans with new domestic and international minute packages. We also optimized our domestic and international collect call services—“Argentina Directo” and “19”, improving our services and maintaining our leadership in this segment. Between 2002 and 2003, there was a revenue increase in long distance services as a result of the increase in domestic long distance traffic and our offering of minutes tailored to the different needs of customers.

In the corporate segment, Telefónica managed to increase long distance traffic and revenues thanks to the commercial actions taken through pre-subscription campaigns designed to recover lost customers and capture new customers from competition, keeping the prices for plans aligned with the economic and competitive context.

In the correspondent business, the stability of the financial position of Telefónica de Argentina had a positive effect on negotiations with international correspondents, thus ensuring regular payments abroad.

Telefónica de Argentina has increased the number of international incoming minutes as compared to 2002, thus managing to control expenses in pesos for international outgoing traffic. Better termination cost management abroad has allowed us to continue to develop our wholesale market and to improve our international retail offerings to our customers conditioned by the high costs in dollars against the freezing of rates.

Through Telefónica International Wholesale Services, an international company of the Telefónica Group, the global use of the network has been optimized, increasing transit routes through Argentina for Telefónica Group companies worldwide, attracting traffic and revenue and optimizing costs.

We have also strengthened our security and fraud prevention policy to safeguard the Company and our customers.

Publishing and interactive products; advertising

The controlled subsidiary, Telinver, through its flagship trademark, Páginas Doradas (Yellow Pages) offers a wide range of commercial contacts, including printed and on-line (Internet) telephone directories as well as a number of vertical portals.

After a decline in 2002, the advertising market showed signs of recovery in 2003. This improvement is reflected in higher revenue generated by the company from an increase in the sales campaigns as compared to the previous year, mainly due to the increase in average investments made by advertisers.

In addition, this improvement has also generated a strong increase in revenues from telephone kiosk advertising, which grew 216% against the previous year, a significant interest by advertisers in displaying again their advertisement, and a sustained demand for advertisement space.

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The yellow pages website (www.paginasdoradas.com.ar) increased its subscriber base this year to over 3,300 and received 7 million visits, a 40% increase over the previous year.

Interactive telephone services were also boosted with the addition of customized solutions, and new deals under the profit-sharing modality were closed. This increase in income, complemented by a strict control of expenses and delinquency translated into a 164% increase in Telinver’s operating income.

Our goal for the coming year will be to significantly increase our customer base in all business lines, through more attractive offerings and niche products.

Collection Management

In 2003, Telefónica focused its efforts on minimizing delinquency and recovering unpaid accounts after the impact of the economic crisis unleashed in late 2001, which peaked in 2002.

Management of collections in 2003, which was a key factor to achieve the goals set for the year, has not only resulted in significant improvements to customers’ payment behavior, but has also enabled recovery of aged debt. To that end, a strict schedule of service interruption, calls and notices was adopted, and new payment modalities, additional collection points, payment plans and product changes were implemented. At the same time, more rigorous scoring parameters (admission filters) were established. These actions significantly reduced the churn of new lines, reaching values lower than 4%.

Furthermore, improvements in collection rates in the wholesale business were attained through the adoption of collection policies under which new lines were supplied on condition that customers should have a good payment record. In spite of the solvency and liquidity problems of most telecommunication companies, the level of accounts receivable was brought under control, which in December 2003 decreased compared to those for the same month of the previous year.

Collection management, based on actions such as segmented campaigns and product adaptation, was aimed, on the one hand, at recovering the debt generated in 2001 and 2002 and, on the other, at regularizing customer payment behavior as regards regular billing.

The results achieved during the year show a significant recovery with respect to the previous year as well as improvements compared to indicators recorded before the crisis.

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Significant variables

	30-Set-00	30-Set-01	31-Dec-01 (a)	31-Dec-02	31-Dec-03
Installed lines	4.389.094	4,535,112	4,555,122	4,561,447	4,570,739
Lines in service	4,090,174	4,294,317	4,321,020	4,182,277	4,168,825
Residential Internet customers (g)	96,027	133,020	112,745	94,256	101,446
Public telephones	114,037	122,063	122,665	101,552	107,529
Total headcount	9,984	9,680	9,410	8,998	8,736
Installed lines per employee (b)	439.6	468.5	484,1	506.9	523.2
Lines in service per employee (b)	409.7	443.6	459.2	464.8	477.2
Network digitalization (in %)	100	100	100	100	100
ADSL	N/A	N/A	25,462	34,410	69,336
Optic fiber cable (kilometers)	15,699	16,503	16,611	16,727	16,730
Capital expenditures in the year (c) (d) (f)	1,052	877	209	151	186
Operating income (c) (d) (f)	6,337	6,053	1,395	3,060	2,695
Net income (loss) (f)	754	494	(77)	(3,411)	405
Debt-to-equity ratio (c) (d) (e)	1.2	0.9	1.0	3.0	2.0

(a)	Three months ended December 31, 2001.
(b)	Considering total personnel at the closing date.
(c)	The effect of businesses spun off as at December 30, 1999 has not been segregated. Assets, liabilities and income (loss) included in the calculation of these indices as at December 31, 2001 relate to continuing businesses.
(d)	Unconsolidated information.
(e)	Total liabilities to shareholders’ equity.
(f)	In millions of constant pesos (see Note 2.1. to the individual financial statements).
(g)	As from the year ended on December 31, 2003 Internet customers corresponding to the SMB business are included due to the reclassification of customers.

ECONOMIC AND FINANCIAL ISSUES

The strategic plan

After the profound crisis in 2002, the Argentine economy started to recover. There are, however, substantial unresolved matters, such as the public debt, the unemployment level and the freezing of public utilities contracts, which generate uncertainty as to the evolution of the economic and political context.

During 2003 the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, closedowns, mergers and acquisitions. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

In this scenario, Telefónica established six business management priorities for the year: obtaining a definite rate adjustment scheme ensuring the necessary predictable conditions for the development of the Company’s business and investment plans; applying selective criteria to expenditures and investment projects, ensuring satisfactory profitability indices; strengthening the traditional fixed telephony business through selective growth; seizing the Internet growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services, increasing customer satisfaction and

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personnel motivation and successfully concluding the renegotiation of part of the financial debt aimed at assuring the financial viability of the Company having fulfilled the commitments assumed.

Financing policy and financial position

The Company has followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of December 31, 2003, Telefónica’s current assets are lower than current liabilities in 1,853 million pesos, the latter including approximately 62% (US$ 538 million) of debt owed to the Company’s indirect controlling company.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in note 2.5 to the financial statements as of the date of issuance of this annual report, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

As of December 31, 2003, Telefónica has financial and banking debt for the equivalent of 4,420 million pesos, of which 2,482 million are classified as non-current in the balance sheet and relate to agreements that provide for immediate settlement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

Although the Company will continue to make its best efforts to obtain such financing, which up to date have had favorable results through the obtainment of waivers from creditors, the exchange of long-term debt (see note 13 to the financial statements) and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, whether the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

•	Financial instruments. Futures contracts

The Company uses derivative instruments as hedges and to cover the risk of fluctuation in the dollar exchange rate. These instruments will be appropriated to covering short-term payments of financial debts and other debts in dollars.

In October and December 2003, the Company entered into currency future contracts with transfers for net amounts upon conclusion of the contract with Deutsche Bank and Banco Santander Central Hispano amounting to US$ 25 million, maturing in April 2004; the guarantees granted for these operations amounted to US$ 1.4 million.

•	Debt renegotiation

Background

The Company has based its cash position to a large extent on its operating cash flows and its capacity to access capital and credit markets to obtain the necessary liquidity to meet principal and interest payments on its debt and to pay dividends.

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Owing to the macroeconomic situation in Argentina in 2002 and the negative impact of that situation on the Company’s financial position, access to capital markets and third parties’ credit lines did not seem to be feasible, both at local and international level, in amounts sufficient to meet current debt obligations. Furthermore, as a result of the devaluation of the peso and the pesification and freeze on rates, internally generated funds were not sufficient to meet the significant short-term obligations and might not be sufficient to meet debt obligations upon maturity or subject to repurchase in 2004, even if Telefónica Internacional decided to renew its short-term debt.

Strategy

As a result of the above, the Company has developed the following debt renegotiation strategy, in order to:

•	minimize financial risks to meet commitments assumed, avoiding default;

•	roll-over long-term public debt maturities;

•	exchange a portion of the short-term debt for long-term debt and settle part of the debt, and

•	provide an additional term for Argentina to achieve economic and political stability.

The Company’s debt renegotiation strategy contemplated the following:

1.	Offer to exchange negotiable obligations due in 2004. An offer was made to exchange new negotiable obligations due in 2007 held by the Company and cash for every and each negotiable obligation due in 2004. At March 31, 2003 principal amounting to US$ 300 million was outstanding under existing negotiable obligations due in November 2004.

2.	Offer to exchange negotiable obligations due in 2008. An offer was made to exchange new negotiable obligations due in 2010 held by the Company and cash for every and each negotiable obligation due in 2008. At March 31, 2003, principal amounting to US$ 368.5 million was outstanding under existing negotiable obligations due in May 2008 .

3.	Offer to exchange COINTEL’s negotiable obligations and transfer of COINTEL’s negotiable obligations acquired from Telefónica Internacional. An offer was made to exchange (1) new negotiable obligations bearing interest at the rate of 8.85% due in 2011 denominated in US dollars held by the Company and cash for each and every Class A negotiable obligation of COINTEL at 8.85% due in 2004, and (2) new negotiable obligations convertible into pesos due in 2011 or new negotiable obligations bearing interest at 8.85% denominated in US dollars due in 2011 and cash for each and every Class B negotiable obligation of COINTEL at 10.375% due in 2004. The proceeds of this exchange offer were transferred to Telefónica Internacional in exchange for a reduction in our short-term debt with Telefónica Internacional.

Benefits from the debt renegotiation strategy

The benefits obtained by the Company as a result of its debt renegotiation strategy are as follows:

•	Roll-over of maturities on our long-term public debt. Through offers to exchange negotiable obligations due in 2004 and negotiable obligations due in 2008, the Company extended the maturities of these long-term obligations over three years and two years and a half, respectively. The successful outcome of the offer to exchange the negotiable obligations due in 2004 achieving 73% acceptance was the best means to refinance negotiable obligations

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due in 2004 before maturity. Under the terms and conditions of negotiable obligations due in 2006 if at July 1, 2004 the principal outstanding amount on existing obligations due in 2004, including any refinancing or renegotiation of those negotiable obligations with debt maturing before July 1, 2006 exceeded US$ 90 million, in July 2004 the Company would have been required to make a purchase offer on our negotiable obligations maturing in 2006 at 100% of the amount of principal, plus accrued unpaid interest. At December 31, 2002 negotiable obligations amounting to US$ 71.4 million due in 2006 were outstanding. The successful outcome of the offer to exchange negotiable obligations due in 2004 enabled the Company to avoid offering existing negotiable obligations due in 2006 for repurchase, thus effectively maintaining the maturity of those negotiable obligations in July 2006. In addition, the Company obtained acceptance of 66% to refinance negotiable obligations due in 2008.

•	Exchange of a portion of our short-term debt for long-term debt. At March 31, 2003 our short-term debt to Telefónica Internacional amounted to US$ 869 million. The Company had agreed with Telefónica Internacional that once the offers to exchange COINTEL’s negotiable obligations had been carried out, it would transfer to Telefónica Internacional all the negotiable obligations of COINTEL acquired by it in exchange for a reduction in its short-term debt to Telefónica Internacional. As a result of this transaction, the Company settled an amount equivalent to US$ 174 million, issuing long-term debt due in 2011 amounting to US$ 148 million.

•	Reduction in outstanding debt. Consisting in cash payments made by the Company as part of the exchange offer amounting to US$ 76 million and $ 5 million.

•	Providing an additional time span for Argentina to achieve economic and political stability. Argentina is still undergoing a severe recession and political instability. The successful outcome of these exchange offers has given the Company an additional time span until the political and economic situation in Argentina has improved, which will give opportunities to Argentine companies, including the Company, to regain access to capital markets and credit lines.

•	Global note program

The shareholders’ meeting held on December 19, 2003 approved a global program for the issue of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

Comparative balance sheet figures

Management is constantly assessing the Company’s financial condition and will review and decide upon any action that may be required to respond to any regulatory or legal developments in the future.

•	Analysis of main changes in balance sheet captions

Current assets decreased by 19.7%. The main cause of this variation was the decrease in Trade receivables as a result of plans implemented in 2003 for collecting overdue receivables and shorten collection terms. Another cause of the variation was the decrease in Cash and Short-term Investments due to the refinancing of liabilities, offering payment in cash, and the decrease in Other Receivables.

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Non-current assets decreased by 13% mainly due to a decrease in Fixed Assets as a result of the depreciation charge for the year.

Current liabilities and non-current liabilities have decreased by 33.2% and 11.5% respectively. This decrease was mainly due to the reduction in bank and financial debt as a result of its restructuring.

Comparative balance sheet figures	Consolidated
(in millions of constant pesos at December 2003)	2003	2002
Current assets	746	929
Noncurrent assets	7,567	8,699

Total assets	8,313	9,628

Current liabilities	2,629	3,934
Noncurrent liabilities	2,906	3,284
Total liabilities	5,535	7,218
Shareholders’ equity	2,778	2,410

Total liabilities and shareholders’ equity	8,313	9,628

Result for the year

•	Analysis of main changes in income statement captions (in constant currency at December 31, 2003)

The result for the year was net income of $405 million, made up as follows:

Consolidated sales for $2,750 million and operating, administrative and selling expenses for $2,507 million, showing net income of $243 million.

Net consolidated financial results for the year ended on December 31, 2003 showed net income for $236 million. The bulk of this result may be attributed to the impact of the devaluation of the peso on our net foreign-currency position, which net of the result of exposure to inflation represented net income for $760 million. In addition, actual interest charges were down due to the decline in interest and exchange rates, totaling a loss of $466 million, added to a loss due to impairment of the Patriotic Bond and financial results for $58 million.

Proposed income (loss) appropriation

• Retained prior-year loss	(3,513)

• Transition adjustment due to application of new accounting standards	(37)

• Net income for the year	405

26

Unaudited information

• Unappropriated loss transferred to next year	(3,145)

The appropriation of prior-year retained losses will be submitted by the Board to the consideration of the shareholders’ meeting.

At December 31, 2003, the Company carried accumulated losses aggregating Ps.3,145 million. For this reason, no earnings or dividends will be distributed. In addition, the Company maintains a Ps.1,626 million reserve for future dividends the distribution of which is entirely restricted at present.

Proposed Directors and Supervisory Committee fees

The Board has proposed that payment of fees for $4,335,120 to its members and Supervisory Committee’s members for the current year be approved. This amount includes compensation for technical and administrative duties.

Prospects

After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the renegotiation of the public debt, the unemployment rate and the freeze on public utility contracts, which raise uncertainties regarding the development of the economic and political context.

During 2003 the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, closedowns, mergers and acquisitions. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

In this scenario, the Company has the following management priorities for the short and medium term:

•	obtaining a clear tariff adjustment scheme

•	achieving a predictable regulatory framework that enables it to develop its business and investment plans;

•	applying selective criteria to expenditures and investment projects;

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	consolidating the Company as a comprehensive supplier for corporate customers;

•	capturing the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;

•	maintaining an adequate cash management, honoring assumed commitments;

•	encouraging the Company’s conversion into a customer-focused organization; and

•	improving the Company’s external and internal image.

27

Unaudited information

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the second semester of 2003, including a deceleration of the inflation in the wholesale price index and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002, the Company continues to operate in a very difficult and volatile environment. In particular, the Company expects that the following circumstances may have a material effect on the results of its operations in future years:

•	the outcome of the renegotiations of tariffs with the Argentine government;

•	the uncertainty generated by the Company’s need to roll over current liabilities and to continue obtaining waivers from its creditors;

•	how the government will regulate tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in U.S. dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact the results of the Company’s operations and its financial position. The Company cannot assure that other laws that negatively affect its operations will not be introduced.

Acknowledgments

The Board of Directors wishes to express its appreciation to all our staff for their cooperation during the year, and to our customers and vendors for their confidence in our company and their support in a time of adversity in Argentina.

28

Item 2.

Consolidated financial statements

and Operating and Financial Review and Prospects

As of and for the fiscal years ended December 31, 2003 and 2002

TELEFONICA DE ARGENTINA S.A.

TABLE OF CONTENTS OF THE CONSOLIDATED FINANCIAL STATEMENTS

INDEPENDENT PUBLIC ACCOUNTANT’S REPORT

To the Board of Directors of

Telefónica de Argentina S.A.

1.	We have audited the accompanying consolidated balance sheets of Telefónica de Argentina S.A. (the “Company”) (“Telefónica”, an Argentine corporation) and its consolidated subsidiary, Telinver S.A., as of December 31, 2003 and 2002 and the related consolidated statements of operations, changes in shareholders’ equity and cash flows for the fiscal years then ended, prepared according to accounting principles adopted by the National Securities Commission of Argentina (“CNV”) (see paragraphs 6 and 7 of this report) applicable to consolidated financial statements, all stated in millions of pesos.

2.	The abovementioned financial statements are the responsibility of the Company’s Board of Directors in the exercise of its specific duties. Our responsibility is to issue our report thereon based on our audit conducted within the scope mentioned in paragraphs 3 and 4 of this report.

3.	We conducted our audits in accordance with generally accepted auditing standards in Argentina. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements taken as a whole are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and is not intended to identify intentional misstatements or irregularities. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

4.	We did not audit the financial statements of the consolidated subsidiary, Telinver S.A., as of December 31, 2003 and 2002. The negative equity interest in Telinver S.A. as of December 31, 2003 amounts to $34 million and the results computed in the consolidated financial statements for the fiscal year ended on that date for the investment in this company amounted to a gain before financial gain of $9 million and net income of $11 million. The financial statements of Telinver S.A. were audited by other auditors who issued a report, which has been provided to us by the Company, dated January 30, 2004, expressing a qualified opinion due to an uncertainty about Telinver S.A.’s ability to continue as a going concern. Therefore, paragraph 8 of this report, with regard to the figures included in Telefónica’s consolidated financial statements for Telinver S.A., is based on the report of those auditors.

5.	In note 2. to the accompanying consolidated financial statements, reference is made to the evaluations and estimates made by the Company’s Management as of the date of issuance of these consolidated financial statements, with regard to the measures implemented by the Argentine Government to deal with the economic crisis mentioned therein. Future final results may differ from those evaluations and estimates. The accompanying consolidated financial statements should be read considering these circumstances.

As described in note 11.1. to the accompanying consolidated financial statements, since the beginning of 2002 the Company has been unable to raise its regulated service rates due to the provisions of both the Economic Emergency Law N° 25,561 and the Renegotiation of Contracts Law N° 25,790. Note 1. to the consolidated financial statements, describes several initiatives, including some exceptional measures, the Company’s Management has taken to mitigate the current impact of this situation. However, whether the recorded amounts of fixed assets and minimum presumed income tax credit of $7,329 million and $85 million, respectively, both corresponding to the telecommunications business, are fully recoverable, as well as any consequence that might exist on the Company’s operations, will depend on the final effect that the outcome of such renegotiation may have on the Company’s economic and financial equation. As of December 31, 2003 Telefónica’s unconsolidated current assets are lower than its unconsolidated current liabilities in $1,853 million, the latter including approximately 62% (US$538 million) of debt owed to the Company’s indirect controlling company. As discussed in note 14. the Company’s ability to meet its short-term debt obligations will depend on the Company’s indirect controlling company’s continued refinancing of the loan granted to the Company, or the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

The consolidated financial statements referred to in paragraph 1 have been prepared assuming that the Company will continue as a going concern. The uncertainty described above raises substantial doubt about the ability of the Company to continue as a going concern. Such consolidated financial statements do not include any adjustments or reclassifications that might result from the outcome of this uncertainty.

6.	As explained in note 2.3 to the consolidated financial statements, as from the current fiscal year and by application of General Resolution No. 434/03 of the CNV, the consolidated financial statements have been prepared in accordance with the provisions of Technical Resolutions Nos. 16 through 20 of the Argentine Federation of Professional Councils in Economic Sciences, considering the amendments made by the Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) when they were adopted through various resolutions, and certain other modifications introduced by the CNV. The changes introduced are explained in the aforementioned note to the consolidated financial statements.

7.	As explained in note 2.2. to the accompanying consolidated financial statements, Decree No. 664/03 of the National Executive Power and General Resolution No. 441/03 of the CNV suspended the application of the method of inflation adjustment as from March 1, 2003. In accordance with generally accepted accounting principles in Argentina as promulgated by the CPCECABA, the restatement of financial statements to reflect the effects of inflation was in effect until September 30, 2003. In compliance with the provisions of the aforementioned General Resolution, the consolidated financial statements of the Company and its subsidiary have been restated for inflation through February 2003. Had the figures been restated for inflation in accordance with the abovementioned professional accounting principles, the Company’s shareholders’ equity and net income for the fiscal year ended December 31, 2003 would have amounted to approximately $2,628 million and $305 million, respectively. The consolidated financial statements as of and for the fiscal year ended December 31, 2002, presented for comparative purposes, have been restated for inflation through February 2003.

8.	In our opinion, based on our audits and the report issued by other auditors mentioned in paragraph 4, and subject to the effects, if any, that might derive from the outcome of the uncertainties referred to in paragraphs 4 and 5 of this report, the consolidated financial statements referred to in paragraph 1 present fairly, in all material respects, the consolidated financial position of Telefónica and its subsidiary as of December 31, 2003 and 2002 and the consolidated results of its operations, shareholders’ equity and consolidated cash flows for the fiscal year ended on such dates, in conformity with applicable accounting principles adopted by the CNV, which differ from professional generally accepted accounting principles in Argentina as described in paragraph 7 of this report, applied on a consistent basis after computing the retroactive effect of the accounting principles changes mentioned in paragraph 6 above, with which we concur.

9.	Certain accounting practices of the Company used in preparing the accompanying consolidated financial statements conform with accounting principles adopted by the CNV, but do not conform with generally accepted accounting principles in the United States of America.

Buenos Aires, February 10, 2004
DELOITTE & Co. S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 – F° 3

ALBERTO LOPEZ CARNABUCCI
(Partner)
Certified Public Accountant – U.B.A.
C.P.C.E.C.A.B.A. Vol. 212 – F° 200

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED BALANCE SHEETS AS OF DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2 –see note 2.3.)

	2003	2002
ASSETS
CURRENT ASSETS
Cash (note 3.1.a)	18	46
Investments (note 22.c and d)	336	353
Trade receivables (note 3.1.b)	249	315
Other receivables (note 3.1.c)	127	197
Inventories (note 3.1.d)	13	15
Other assets (note 3.1.e)	3	3

Total current assets	746	929

NONCURRENT ASSETS
Trade receivables (note 3.1.b)	12	5
Other receivables (note 3.1.c)	116	113
Investments (note 22.c)	15	18
Fixed assets (note 22.a)	7,342	8,476
Intangible assets (note 22.b)	82	87

Total noncurrent assets	7,567	8,699

Total assets	8,313	9,628

LIABILITIES
CURRENT LIABILITIES
Trade payables (note 3.1.f)	417	415
Bank and financial payables (note 3.1.g)	1,982	3,294
Payroll and social security taxes payable (note 3.1.h)	73	73
Taxes payable (note 3.1.i)	78	95
Other payables (note 3.1.j)	75	54
Reserves (note 22.e)	4	3

Total current liabilities	2,629	3,934

NONCURRENT LIABILITIES
Trade payables (note 3.1.f)	69	68
Bank and financial payables (note 3.1.g)	2,553	2,963
Payroll and social security taxes payable (note 3.1.h)	19	28
Other payables (note 3.1.j)	46	65
Reserves (note 22.e)	219	160

Total noncurrent liabilities	2,906	3,284

Total liabilities	5,535	7,218
SHAREHOLDERS’ EQUITY	2,778	2,410

Total liabilities and shareholders’ equity	8,313	9,628

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF OPERATIONS FOR THE FISCAL YEARS

ENDED DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2 – see note 2.3.)

	2003	2002
NET REVENUES (1)	2,750	3,060
COST OF SERVICES PROVIDED (note 3.1.k)	(1,992)	(2,235)

Gross profit	758	825
ADMINISTRATIVE EXPENSES (note 22.h)	(352)	(436)
SELLING EXPENSES (note 22.h)	(163)	(442)

Subtotal	243	(53)
(LOSS) / INCOME ON EQUITY INVESTMENTS	(3)	2

HOLDING AND FINANCIAL INCOME/(LOSS) ON ASSETS (2)
Exchange differences	(74)	99
Interest and financial charges	59	(2)
Allowance for impairment of Patriotic Bond (note 22.e)	(60)	—
Inflation loss on monetary accounts	(3)	(810)
Other (note 3.1.m)	4	(17)

HOLDING AND FINANCIAL INCOME / (LOSS) ON LIABILITIES (3)
Exchange differences	834	(2,570)
Interest and financial charges	(525)	(686)
Inflation gain on monetary accounts	4	752
Other (note 3.1.m)	(3)	(24)

OTHER EXPENSES, NET (note 3.1.l)	(71)	(153)

Income / (loss) from operations before income tax	405	(3,462)
INCOME TAX (note 2.4.k)	—	51

Net income / (loss)	405	(3,411)

Earnings / (losses) per share (4)	0.23	(1.95)
Earnings / (losses) per ADS (4)	2.32	(19.54)

(1)	See (note 2.4.m).
(2)	Mainly related to current investments, trade receivables, other receivables and inventories.
(3)	Mainly related to trade, bank and financial and other payables.
(4)	Diluted earnings per share and ADS are the same as earnings per share, as there are no outstanding options to purchase shares. Amounts expressed in Argentine Pesos (note 2.4.n).

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	SHAREHOLDERS’ CONTRIBUTION			EARNINGS / (LOSSES)			TOTAL
	CAPITAL STOCK		Subtotal	Legal reserve	Reserve for Future dividends	Accumulated Losses (2)
ACCOUNT	Outstanding shares (1)	Comprehensive adjustment to capital stock
Balance as of December 31, 2001	1,746	2,135	3,881	416	1,626	(51)	5,872
Balance modification (note 2.3.3)	—	—	—	—	—	(51)	(51)

Modified balance as of December 31, 2001	1,746	2,135	3,881	416	1,626	(102)	5,821
Net loss for the fiscal year ended December 31, 2002	—	—	—	—	—	(3,411)	(3,411)

Balance as of December 31, 2002	1,746	2,135	3,881	416	1,626	(3,513)	2,410
Transition adjustment for change in accounting principles (3)	—	—	—	—	—	(37)	(37)
Net income for the fiscal year ended December 31, 2003	—	—	—	—	—	405	405

Balance as of December 31, 2003	1,746	2,135	3,881	416	1,626	(3,145)	2,778

(1)	Includes 2,355 treasury shares.
(2)	See note 4.
(3)	Adjustment of balance at the beginning of the year of accumulated losses due to the application for the first time of the accounting rule for measuring derivative financial instruments (see note 2.3.2).

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS (1)

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2 – see note 2.3.)

	2003	2002
Cash and cash equivalents at end of year	354	399

Cash and cash equivalents at beginning of year	399	147

(Decrease)/Increase in cash and cash equivalents	(45)	252

CAUSES OF CHANGES IN CASH AND CASH EQUIVALENTS

Net income / (loss) for the year	405	(3,411)
Adjustments to reconcile net income / (loss) for the year to net cash provided by operations:
Income tax	—	(51)
Exchange differences (2)	(806)	2,486
Inflation (gain) on monetary accounts (4)	(1)	(1)
Fixed assets depreciation	1,285	1,351
Material consumption	35	60
Net book value of fixed assets retired	—	6
Net book value of intangible assets retired	—	8
Intangible assets amortization	24	42
Cost of services provided	46	54
Holding gains in financial instruments	(27)	—
Increase in allowances and accruals	189	317
Loss/(income) on equity investments	3	(2)
Holding losses in inventories	—	9
Accrual interest (7)	403	689

Changes in assets and liabilities:
Trade receivables	4	284
Other receivables	5	—
Inventories	(44)	(39)
Trade payables	(26)	(190)
Payroll and social security taxes payable	(8)	(7)
Taxes payable	45	(137)
Other payables	5	(44)
Reserves (5)	(2)	—
Collected interests	29	41
Payment of tax on minimum presumed income	(75)	—

Cash flows from operating activities	1,489	1,465

Cash flows used in investing activities:
Fixed assets purchases (3) (6)	(141)	(136)

Cash flows used in investing activities	(141)	(136)

Cash flows used in financing activities:
Loans obtained	39	—
Loans paid	(954)	(692)
Interest paid	(462)	(372)
(Decrease) in intangible assets (8)	(16)	(13)

Cash flows used in financing activities	(1,393)	(1,077)

(Decrease)/Increase in cash and cash equivalents	(45)	252

(1)	Cash and cash equivalents (current investments) with maturities not exceeding three months are considered to be cash and cash equivalents which totaled: (i) 18 and 336, respectively, as of December 31, 2003; (ii) 46 and 353, respectively, as of December 31, 2002 (cash at beginning of the fiscal year), (iii) 83 and 64, respectively, as of December 31, 2001.
(2)	In 2003 and 2002, net of (46) and 15 corresponding to the exchange difference net of monetary gain (loss) originated by cash and cash equivalents in foreign currency as of the end of the period, respectively.
(3)	In 2002, net of 29 of capitalized exchange differences.
(4)	In 2002, net of (59) corresponding to monetary loss originated in local currency cash and cash equivalents.
(5)	Does not include charges in deferred tax assets allowance
(6)	In 2003, net of 45 financed by trade payables. In 2002, net of 15 financed by bank and financial payables.
(7)	Net of other financial charges and financial readjustments
(8)	In 2003 and 2002, net of 3 and 12, respectively, financed by trade payables.

The accompanying notes 1 to 22 are an integral part of these consolidated financial statements.

MARIO EDUARDO VAZQUEZ

Chairman

TELEFONICA DE ARGENTINA S.A.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS AS OF DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos (except where expressly indicated that figures are stated in

Argentine Pesos or some other currency) restated as described in note 2.2)

1. OPERATIONS OF THE COMPANY

Telefónica de Argentina S.A. (“Telefónica” or “the Company”) has been granted a license for an unlimited period of time to provide Basic Telephone Services to the Southern Region of Argentina (the “Southern region license”). The Southern region license, as granted, was exclusive through November 8, 1997, with the possibility of a three-year extension. In March 1998, the National Executive Power issued Decree No. 264/98 which generally extended the period of exclusivity with respect to the provision of Basic Telephone Services until late 1999 and over time opening the telecommunications sector in Argentina to increased competition.

Decree No. 264/98 established a period of transition to competition in the telecommunications industry, during which all of the Company’s rights and obligations related to the exclusivity of the license not otherwise modified should remain in effect. The decree established a timetable for the liberalization, subject to issuance of related regulations, first liberalizing the area of public telephones followed by liberalization of the rural telephone market, the liberalization of the market for basic telephone services with the addition of up to two new licenses (two new operators) to provide such services at the end of the exclusivity period and concluding with the total liberalization of local, domestic and international long-distance services on November 8, 2000. In this context, the Secretary of Communications (“S.C.”) issued Resolution No. 1,686/99, which provided that the transition period to competition in telecommunications ended on October 10, 1999.

On March 31, 1999, the Company signed a license agreement with the S.C. for an unlimited period of time, to provide local and domestic and international long-distance telephone services and telex services in the Northern region of the country. The Company’s obligations under this license mainly relate to service quality and coverage of the areas to be serviced.

On June 9, 2000, the National Executive Power issued Decree No. 465/00 which provided the complete deregulation of the telecommunications market as from November 9, 2000.

On September 3, 2000, the National Executive Power issued Decree No. 764/00 which, in the context of such deregulation, approved the Rules for Licenses for Telecommunication Services, the Rules for Interconnection, the Rules for Universal Service and the Rules for the Management and Control of Radioelectric Spectrum. These rules constitute the current regulatory framework applicable to the Company. The above mentioned rules provide, among other issues, the requirements to obtain the licenses to render telecommunications service, the conditions to establish rates and the providers’ obligations, the technical and economic aspects for interconnection to the networks of different providers, the programs, administration and economic issues of the Universal Service, as well as the principles that will govern the management and control of the radioelectric spectrum. On September 19, 2000, the Company filed a reconsideration petition against certain punctual issues of Decree No. 764/00. The Court has not as yet ruled on this issue.

The Company’s short-term strategy has been to continuously adapt its business plans to address the challenges and risks presented by the Argentine economic crisis. Therefore, the short-term strategy focuses on the renegotiation of tariffs, cost controls and efficiency improvements, capital expenditures controls, improvements in working capital and management of cash and liquidity.

During the past year and the current one, the Company has taken certain steps to moderate the effects of the imbalance between changes in revenues and costs caused by the significant increase in the prices of supplies and the cost of technology – related investments usually required by the business that the Company develops, and the situation affecting service rates described in note 11.1. Some of these measures include:

•	Capital expenditures. The Company has implemented a plan to adapt its short-term capital expenditures. To that end, the Company continued only those projects that are required to maintain the quality of its services in the short term, generate cash flow in the near term or which the Company deems to be a high priority.

•	Operating costs reduction. The Company renegotiated most of its supply contracts. The goal of these renegotiations was to reduce costs, including, when possible, the exposure to inflation and devaluation, and adapting its costs to lower demand for services, including, adjustments to service quality and, in some cases, the outright termination of service.

•	Increased collection rates. The Company has implemented new plans and collection policies for collecting receivables, including disconnection policies tailored to each customer segment, among other initiatives.

•	Debt renegotiation, cash management and roll-over of short-term debt. The Company implemented a series of actions to decrease the exchange rate risk on its current assets while managing its main accounts payable. In addition, the Company has entered into a debt restructuring that has resulted in the extension of maturity terms.

Although the Company has adopted these measures to mitigate the effects of changes in its business, and certain indicators of the Argentine economy have started to stabilize, the future operating conditions are still uncertain because the regulatory framework in force has still not established guidelines that would allow assessing with a reasonable degree of certainty the effect future rates will have on the Company’s economic and financial equation (see note 11.1).

The Company’s current long-term business strategy is to maintain and enhance its position in Argentina’s competitive telecommunications market. The implementation of this strategy involves the introduction of service offerings in new geographic areas, improving and expanding services the Company currently serve in its markets and its continuous development as a provider of telecommunications services for corporate and residential customers.

In the long term, the Company intends to continue to solidify its position as the leading provider of integrated business solutions in Argentina by providing a full range of services including voice, value added services, broad band (“ADSL”), dial-up Internet access, sales of telephone equipment and other high-technology products for corporate users through different marketing channels. The Company also intends to continue to invest substantial resources and efforts into training and personnel development and incentive programs to reduce costs and improve efficiency.

The Company considers that the implementation of these short and long-term business strategies will continue having a positive impact on the competitiveness of its telecommunications activities and reducing the adverse effects of growing competition and Argentina’s economic and political situation.

Furthermore, Telefónica has signed a Management Agreement the “Agreement” with its operator and majority shareholder, Telefónica S.A. (“TESA”, formerly known as Telefónica de España S.A.). Under this Agreement, the complete management of Telefónica is entrusted to the operator. Such agreement was automatically extended until April 2003 at TESA´s option. The management fee amounted to 9% of the Company’s “gross margin”, as defined in the Agreement. On October 30, 2002, TESA notified the Company that it intended to exercise the option to extend the duration of the Agreement for an additional period of five years to be counted as from April 30, 2003. In that respect, on July 30, 2003, the Company entered into a Supplement to the Agreement, which had been in force as of that date pursuant to successive extensions and in conformity with the clauses of the original agreement, pursuant to which the management fee as from May 1, 2003 was reduced to 4% of the gross margin.

On April 10, 2002, the Company’s General Ordinary and Special Shareholders’ Meetings approved an amendment to the corporate purpose. The corporate purpose was broadened for the Company to be able to engage in other types of businesses not strictly related to rendering telecommunications services, including: purchasing equipment, infrastructure, and telecommunications-related goods, as well as rendering any type of services, such as consulting and accounting, human resources and tax administration services. In view of the broadening of the corporate purpose, it is necessary to obtain the related authorization of the telecommunication regulatory authorities. The related request has been made to the S.C. and is pending. Therefore, the changes to our corporate purpose are subject to administrative approval by the S.C.

2. SIGNIFICANT ACCOUNTING POLICIES

2.1.	Consolidated financial statements

The consolidated financial statements of the Company have been prepared in accordance with Technical Resolution (“TR”) No. 19 of the Argentine Federation of Professional Councils in Economic Sciences (“FACPCE”) applicable to consolidated financial statements.

In accordance with generally accepted accounting principles and current Argentine legislation, the presentation of the parent company’s unconsolidated financial statements is mandatory. Consolidated financial statements are to be included as supplementary information to the unconsolidated financial statements. For the purpose of these financial statements, unconsolidated financial statements have been omitted since they are not required for SEC reporting purposes.

The Company has consolidated its financial statements as of December 31, 2003, line by line, with the financial statements as of that date of Telinver S.A. (“Telinver”), a company in which Telefónica holds a controlling interest.

Additionally, for the presentation of comparative consolidated information as of December 31, 2002, the Company has used Telinver’s financial statements as of such date, prepared on the basis of valuation criteria consistent with those applied by the Company (see note 2.4).

In addition, the new accounting standards mentioned above require consolidation of companies in which there is joint control to consolidate financial data line by line by application of the proportional consolidation method. However, given that the assets, liabilities and operations of E-Commerce Latina S.A. (“E-Commerce S.A.”) are not significant, the Company has decided not to include financial statements consolidated with that company as supplementary information. In Management’s opinion, the non-presentation of the Company’s financial statements consolidated with E-Commerce S.A.’s financial statements as of December 31, 2003 and 2002 does not constitute a material omission considering the Company’s financial statements taken as a whole.

Participation in the directly controlled subsidiary as of December 31, 2003 is as follows:

		Subscribed capital stock
Company	Main Business	Amount in Argentine Pesos	% of votes
Telinver	Commercial, investment and telecommunications services, among others.	49,623,217	99.99999

2.2.	Presentation of financial statements in constant Argentine Pesos

Until the three-month period ended March 31, 2002, the Company’s financial statements have been prepared recognizing the effects of changes in the purchasing power of money only through August 31, 1995, (maintaining the restatements recorded until that date), by the restatement of amounts to constant pesos, by means of the application of the restatement method in constant currency as set forth by FACPCE in effect as of that date. Effective September 1, 1995, for Argentine GAAP purposes, and considering the then current economic stability conditions, and according to the requirements of General Resolution No. 272 of the National Securities Commission (Comisión Nacional de Valores or “CNV”), the Company discontinued application of the restatement method. This accounting criteria was applied under Argentine GAAP until December 31, 2001.

As a result of the new inflationary conditions, and the changes to the Argentine economic model resulting from the enactment of the Public Emergency and Exchange System Reform Law, which are described in detail in note 2.6, on March 6, 2002, the Professional Council of Economic

Sciences of the City of Buenos Aires “CPCECABA” approved the reinstatement of inflation accounting in financial statements for fiscal years or interim periods ended on March 31, 2002 in accordance with Argentine professional accounting principles, and provided that all recorded amounts restated by changes in the general purchasing power until the suspension of such adjustments and any other amounts originated in transactions during the stability period are to be considered stated in currency of December 2001.

On July 16, 2002, the National Executive Power issued Decree No. 1,269/02 repealed Decree No.316/95, instructed the CNV, among others, to issue the necessary regulations concerning the preparation of financial statements to include the effects of inflation. On July 25, 2002, under Resolution No. 415/02, the CNV reinstated the requirement to file financial statements adjusted for inflation. However, on March 25, 2003, the National Executive Power issued Decree No. 664/03 repealing the provisions related to the inflation adjustment established by Decree No. 1,269/02 and ordering the CNV, among others, to issue any applicable regulations to ensure that no balance sheets or financial statements in constant currency are accepted. Therefore, on April 8, 2003, Resolution No. 441/03 of the CNV set forth that as from March 1, 2003, the restatement of financial statements in constant currency should be discontinued.

In accordance with the above, the financial statements of the Company as of December 31, 2003 have been prepared recognizing the effects of variations in the purchasing power of the Argentine peso until February 28, 2003 (restated according to the changes in the Argentine wholesale price index published by Argentine Institute of Statistics and Census (“INDEC”)) in compliance with the regulations issued by the National Executive Power and the CNV.

In addition, the financial statements as of December 31, 2002, arise from the restatement of the amounts included in the financial statements as of such date in constant Argentine peso as of February 28, 2003, and from applying the new accounting principles indicated in note 2.3.

The variation in the index applicable to the restatement of financial statements, the wholesale price index, was 118.2% for the period January through December 2002 and 0.7% for the period January through February 2003. The decline in the index of 2.1% for the period March 2003 through September 2003 has not been reflected in the Company’s financial statements.

On December 2, 2003, under Resolution CD No. 190/03 the CPCECABA discontinued the application of the restatement for inflation into constant Argentine pesos as set forth in TR No. 6 as from October 1, 2003, as if the restatement for inflation continued until September 30, 2003. Summary consolidated balance sheet and consolidated results of operations data for the fiscal year ended December 31, 2003 after applying the referred resolution to include the variation in the wholesale price index for the period March through September 2003 is supplementally provided as follows:

Balance Sheet:

Current assets	746
Noncurrent assets	7,416

Total assets	8,162

Current liabilities	2,629
Noncurrent liabilities	2,905

Total liabilities	5,534

Shareholders’ Equity:
Capital Stock, reserves and Unappropriated losses of prior years	2,323
Net income (1)	305

Total Shareholders’ Equity	2,628

(1)	The effect on income arising from applying the resolution above mentioned was mainly generated in the financial results.

In addition, balances as of December 31, 2002, presented for comparative purposes would have been restated to recognize the effects of the changes in the purchasing power of money for the period March through September 2003.

2.3.	Accounting principles applied

The Governing Board of the FACPCE approved TRs Nos. 16, 17, 18, 19 and 20, introducing changes in professional accounting principles related to valuation and disclosure. These resolutions were approved, with certain amendments, by CPCECABA. The provisions contained in these resolutions are applicable to the Company for fiscal years beginning on or after January 1, 2003. On January 14, 2003, the CNV approved, through Resolution No. 434/03, with certain amendments, the above technical resolutions to become effective for the fiscal years beginning on January 1, 2003 and with early adoption allowed.

Therefore, the Company’s financial statements have been prepared in accordance with the accounting principles approved by CPCECABA with the amendments adopted by the CNV (see note 2.2).

On February 5, 2003, the FACPCE approved TR No. 21, which replaces TRs Nos. 4 and 5 and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, through Resolution MD No. 5/2003, the CPCECABA approved TR No. 21 with some amendments. TR No. 21 is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of the Company’s financial statements, the approval of the above mentioned TR is pending by the CNV.

The application of the new standards in accordance with Resolution No. 434/03 of the CNV gave rise to changes in valuation criteria, which have been recorded by the Company, its controlled company and related company, as detailed below:

1) Accounting measurement of certain receivables and payables at their discounted value

TR No. 17 establishes the following mechanism as one of the general criterion: certain assets and liabilities are to be measured in currency based on the calculation of their discounted value using the rate applicable at the time of initial measurement, unless the Company intends, and it is feasible, to dispose of its assets or advance settlement of its liabilities. The cumulative effect of the application of this new principle on shareholders’ equity at the beginning of the fiscal year and its effect on the comparative information has not been significant.

2) Derivative financial instruments

TR No. 20 sets forth the specific valuation and disclosure criteria to be applied to derivative financial instruments and hedging transactions. According to this standard, hedging instruments must be disclosed in the financial statements as either assets or liabilities at their fair value as of the date of the measurement. Should the financial instrument be intended to cover cash flow risks, the variation in fair value must be charged, according to the amendment introduced by the CPCECABA, to a specific account “Temporary differences in the measurement of derivative instruments intended as effective coverage” in the balance sheet and subsequently charged to the statement of operations for the year once the assets or liabilities covered have an impact on the income/loss for such year. If, instead, the financial instrument were to protect the risk against changes in fair value, any variation in fair value must be directly charged to the statement of operations for the year. In both cases, the non-effective coverage portion of derivative instruments must be directly charged to the statement of operations for the period at the time such condition is known. The transition rule for the initial application sets forth that the difference between the previous measurement and that resulting from this new rule to determine the valuation of the instruments not designated as for hedging purposes, as well as those with no effective hedging coverage as defined in the standard, should be charged to the balance of “Unappropriated retained earnings/Accumulated losses” at the beginning of the fiscal year in which this standard applies for the first time. Comparative figures have not been restated as required by the transition rule that establishes not to correct accounting balances of the previous years in the first year application.

3) Deferred tax

In 2002’s financial statements prepared prior to the implementation of the new accounting standards, the Company determined its income tax expenses in the event there was taxable income, by applying the current 35% tax rate on the taxable income as of year-end and did not consider the effect of temporary differences between book and taxable income.

TR No. 17 sets forth that income tax amounts should be booked by application of the deferred tax method, recognizing the effects of temporary differences. (See note 2.4.k).

The cumulative effect on shareholders’ equity at the beginning of the fiscal year ended December 31, 2002 arising from the application of this new standard resulted in the recognition of net deferred tax liabilities of 51 million pesos.

2.4.	Valuation methods

The Company applied the valuation criteria established in CNV regulations, which, in their application to the transactions and the balances included in these financial statements, and except for the matter mentioned in note 2.2., do not differ significantly from the provisions of the professional accounting principles applicable to the Company and approved by CPCECABA (see note 2.3.).

The preparation of financial statements in conformity with generally accepted accounting principles in Argentina requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during each year.

Among others, the financial statements reflect the effects of economic and foreign exchange regulations that were known as of the date of issuance of the financial statements. All management estimates have been made accordingly (see notes 2.4.g, 2.4.k, 2.6, 11, 14 and 15 for material estimates concerning the effects of the crisis in Argentina and related economic and regulatory government actions). The effects of any additional actions that the Argentine government may undertake in the future will be reported in the financial statements as management becomes aware of them (see note 2.6).

Final results may differ from those estimated by the Company’s Management. Accordingly, the decisions that are to be made in reliance on these financial statements should consider the future development of such governmental actions, and the Company’s financial statements should be read in light of these circumstances.

The principal valuation methods are as follows:

a) Cash:

Amounts in Argentine Pesos: stated at nominal value, including financial income/expense accrued through the end of each year.

Amounts in foreign currency: stated at the exchange rate applicable to its settlement in effect at the end of each year, according to the intended use by the Company, including accrued financial income/expense, if applicable.

b) Current Investments:

Investments in foreign Government bonds: valued at their listed value translated on the basis of the exchange rate prevailing at closing of the year.

c) Receivables and payables:

Receivables and payables in local currency: at nominal value, plus the financial results accrued as of the end of each year, which does not significantly differ from the accounting measurement obtained by calculating the discounted value of the cash flows that would be derived from such assets and liabilities. Therefore, in accordance with TR No. 17 and as long as Law No. 25,561 (Public Emergency and Exchange Regime Reform Law) is still in force, the interpretation of the CPCECABA has been that the discount rate to be used would be such as stated in the transaction, and in the absence of such rate or a representative rate for the transaction, the interest rate quoted by Banco de la Nación Argentina for savings accounts will be taken into account. As of December 31, 2003 and 2002 this rate stood at approximately 1% nominal per annum.

Receivables and payables in foreign currency: valued at the exchange rates applicable to their settlement prevailing as of the end of each year, in accordance with the uses intended by the Company, plus the financial results accrued as of those dates, which do not differ significantly from the measurement of the discounted value based on the rate of the transaction.

Trade receivables: include services provided and settlements with foreign correspondents, both billed, and accrued but unbilled as of the end of each year, the latter being determined based upon information about actual consumption, subsequent billings and estimates using historical data.

Trade receivables are disclosed net of the allowance for doubtful accounts, which has been assessed based on historical data and the estimated trend of collections. The Company includes as a receivable the portion accrued as of each year-end of the surcharge for late payment included in the invoices for payments until the “second due-date” of the invoice. For amounts that are past-due beyond the second due-date provided in the original invoice, the interest for late payment is recorded in the cases in which the Company estimates that it will be recovered.

Prepaid services includes payments made to IBM Argentina S.A. (“IBM”) in excess of the portion of the contract’s total cost expensed through each year-end for the basic services received. Such amount is disclosed net of the deferred gain from the sale of the assets transferred to IBM, which will be recognized as income on a straight-line basis over the term of the contract. Likewise, annual increases in service costs as agreed upon between the parties (See note 10.1) are accrued and recorded in the statement of operations by the Company during the fiscal year in which such increases occur.

“Patriotic Bond”: In 2002, this bond was accounted for at face value in foreign currency, stated at the exchange rate applicable to its settlement prevailing as of the end of the year, in accordance with the uses intended by the Company plus the financial income accrued until that date, which did not differ significantly from the measurement at the discounted value based on the rate of the instrument. In 2003 the Company valued it at its estimated recoverable value and so charged to income an allowance for impairment was recorded as a result of the Argentine Government’s decision to suspend the tender system for offsetting purposes against taxes and to include that bond on the list of eligible bonds for sovereign debt restructuring. The Company considered for the valuation of this bond the fair value of bonds in comparable situation (see note 15.1).

Tax Credit Certificates (“TCC”): were accounted for at face value in US dollars pesified at the rate of $1.40=US$ 1 plus the benchmark stabilization coefficient (“CER”) and the financial income accrued until the end of each year, which do not differ significantly from the measurement at the discounted value based on the rate of the instrument. The Company intends to hold the Tax Credit Certificates until the related maturity date and apply them against future taxes (see note 15.2).

Universal Service contribution (see note 17): the Company calculates the charge for the Universal Service contribution, consisting in 1% of revenues from telecommunications services, net of automatic deductions (deductions not requiring regulatory approval) provided by the related Regulation and in accordance with Company’s estimates of the amounts payable within each year, since the detailed rules of calculation and payment of this tax are still pending. If resulting in a balance payable to the Universal Service fund, such net amount is booked as liability. On the other hand, all deductions and subsidies that must first be approved by the regulatory entity will be booked by the Company as receivable in each year in which its reimbursement is approved by such entity.

d) Inventories:

Raw materials related to paper for printing directories have been accounted for at replacement cost, which does not exceed their estimated realizable value.

Cost related to directories in edition process have been accounted for at their production cost adjusted for inflation (see note 2.2.). This amount does not significantly differ from reproduction cost and does not exceed its estimated realizable value.

Equipment and supplies for selling (including telephone accessories and prepaid cards) have been accounted for at the replacement cost up to the limit of their estimated realizable value.

Inventories are accounted for net of the allowance for impairment in value and slow turnover, determined based on inventory recoverability analysis at the end of each year.

e) Other assets:

Other assets include buildings no longer used in Company’s operations and intended for sale. The carrying book value has been recorded based on its estimated realizable value.

f) Noncurrent investments:

The 50% interest in E-Commerce as of December 31, 2003 and 2002 was accounted for by the equity method based on the financial statements as of December 31, 2003 and 2002, respectively, prepared in accordance with accounting principles consistent with those used by the Company.

Other investments are Telefónica’s interest in Intelsat Ltd. (formerly known as International Telecommunications Satellite Organization (“Intelsat”)) and its interest in New Skies Satellites N.V. as of December 31, 2003 and 2002. They have been accounted for at the U.S. dollar amount of paid-in capital, stated at the exchange rate applicable to its settlement in effect at the end of each year, up to the limit of its interest valued by the equity method, determined on the basis of the latest available financial information (see note 19). As a result of the registration of Intelsat as a commercial entity, the requirement that the company may not sell its interest in Intelsat without the prior consent of the regulatory authorities was eliminated.

g) Fixed assets:

The fixed assets received from Empresa Nacional de Telecomunicaciones (“ENTel”) have been valued at their transfer price. Subsequent additions have been valued at cost. All figures have been restated as described in note 2.2 and depreciated by the straight-line method over their remaining useful lives. When the construction of work in process extends over time, its value includes the cost net of the effect of inflation, if applicable, of financing by third parties related to the investment during the construction period until such time as the asset is ready to be used for a productive purpose. Capitalized interest included in construction in process during the fiscal year ended December 31, 2003 amounts to 8 million pesos and capitalized interest and exchange difference net of the effect of inflation, if applicable, included in construction in process for the fiscal year ended December 31, 2002 totaled 37 million pesos (includes 29 million pesos of capitalized exchange difference) (restated as described in note 2.2.).

For fixed assets whose operating condition warrants replacement earlier than the end of the useful life assigned by the Company to the fixed asset category, the Company calculates the depreciation charge based on the adjusted remaining useful life in accordance with the related assets replacement.

Fixed assets relating to Telefónica de Argentina’s telecommunications business were assessed for impairment based on their recoverable value on the basis of the Company Management´s best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the recorded amount of fixed assets as of December 31, 2003 of 7,329 million pesos is fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on the Company’s economic and financial equation (see note 11.1.).

h) Intangible assets:

Trademarks and the license to use the logo were valued at acquisition cost restated as described in note 2.2, net of accumulated amortization which is calculated based on the remaining duration of the Telinver contract, until October 2007.

The license related to the data transmission business, including the authorizations to use the “B” Band, restated in constant Argentine Pesos as stated in note 2.2, is amortized by the straight-line method over a 10-year term.

Deferred expenses are incurred in connection with the issuance of negotiable obligations have been restated as mentioned in note 2.2, were deferred and are being amortized by the straight-line method as from the issuance date to the maturity of such negotiable obligations. In addition, those expenses include the amount related to the “authorization fee” in connection with waivers granted by the holders of negotiable obligations which are amortized on a straight-line basis through maturity. The portion of expenses related to the Company’s original issue of negotiable obligations that were settled in the exchange offer of August 7, 2003 have been fully amortized in the year based on the number of bonds actually exchanged through the referred exchange offer (See note 13.).

The licenses to use links have been valued at the acquisition cost restated as indicated in note 2.2 and are amortized by the straight-line method over 15 years, the term of the license.

Goodwill reflects the acquisition costs of the continuing portion of the internet business that used to be operated by TDA S.A., Satlink S.A., Compuserve Argentina S.A. and Aki S.A., exceeding such business valuation calculated by the equity method based on financial statements of those companies as of the effective acquisition dates or as of dates at which such value was not materially different from the one that would have been determined as of the acquisition dates. The original amortization period was 10 years as from the respective acquisition dates. As of December 31, 2002, such goodwill have been valued at zero based on the estimation made by the Company of their recoverable value, due to the actual evolution of the customer portfolios acquired under each transaction. The loss resulting from the difference between the carrying amount and the recoverable value of the above mentioned goodwill amounted to 22 million pesos and has been included in the line “Intangible assets amortization” as of 12/31/02.

The goodwill generated by the capital contributions, restated as indicated in note 2.2, made with an issuance premium to E-Commerce Latina S.A. was being amortized by the straight-line method over a 10 year term. As of December 31, 2002, based on the evolution foreseen by the Company of the e-commerce business, the Company has valued such goodwill at zero, adjusting it to its estimated recoverable value. The loss that results from the difference between the carrying amount and its recoverable value amounted to 8 million pesos and has been included in the line “Net book value of intangible assets retired” (see note 3.1.m) as of 12/31/02.

The assignment to Telinver of Meller Comunicaciones S.A.’s rights pursuant to the contract for publishing Telefónica’s telephone directories and the non competition clause undertaken by Meller Comunicaciones S.A., have been valued at historical cost restated as described in note 2.2. and are amortized as from October 1, 1997 through December 31, and October 1, 2007, respectively, according to the terms of the contracts above-mentioned.

i) Reserves:

During the normal course of business, the Company is subject to several labour, commercial, tax and regulatory claims. While these actions are being contested, the outcome of such individual matters is not predictable with assurance. Charges have been recorded for contingencies where it is probable that the Company will incur a loss. The amount of loss is based on management’s assessment of the likelihood of occurrence after consideration of legal counsel’s opinion regarding the matter. As of December 31, 2003, the amount booked for such purpose is 223 million pesos.

j) Financial Instruments:

The Company uses currency swaps, which, in the context of the Convertibility Law between the U.S. Dollar and the Argentine Peso, were intended to eliminate the variability in the cash flows of its debts denominated in Yens and in Euros and that currently reduce such variability in relation to the variations in the exchange rate between the yen/euro and the U.S. dollar so that, the Company has ensured a fixed exchange rate between the yen/euro and the U.S. dollar for these obligations. The Company values the covered obligations at each year end closing exchange rate and also recognizes separately the financial instruments at their estimated fair value (see note 2.3.2.).

k) Income tax and Tax on minimum presumed income:

The Company records income tax by application of the deferred method, in accordance with the provisions of TR No. 17.

Deferred tax assets result mainly from the temporary differences arising from allowances and financial charges that are not yet deductible for tax purposes and from tax loss carryforwards. Deferred tax liabilities result mainly from temporary differences in the valuation of fixed assets for accounting and tax purposes basically due to different depreciation criteria and to the treatment of capitalized interest.

On April 2, 2003, CPCECABA issued Resolution MD No. 11/2003 establishing that the effect of the inflation restatement of the original cost of assets must not be considered to be a temporary difference as it is not a different valuation basis.

In order to book the above differences, the Company applied the liabilities method: the determination of net deferred tax assets or liabilities is based on temporary differences charged to the “Income tax” caption in the statement of operations.

The Company’s Management evaluates the recoverability of deferred tax assets based on estimates. Ultimately, the recoverability of deferred tax assets depends upon the Company’s ability to generate enough taxable income during the periods in which these temporary differences are expected to be deductible.

In considering their estimates, the Company’s Management takes into account the reversal time period of deferred tax liabilities, projected taxable income and tax planning strategies. This assessment is based on a series of internal forecasts updated to reflect the most recent operating trends. In accordance with accounting principles in force, the Company must recognize deferred tax assets when future deductibility is likely. Therefore, considering the variables which affect the future taxable results, including the uncertainty related to the effect of the final outcome of the tariff renegotiation (See note 11.1), the Company has booked a reserve for the balance of net deferred tax assets whose recovery depends upon the generation of future taxable income.

Deferred tax assets and liabilities have been measured at nominal value in accordance with Resolution No. 434/03 of the CNV.

Under the Public Emergency and Exchange System Reform Law No 25,561, as implemented by Decree 2,568/02, losses generated by the effect of the Argentine Peso devaluation on monetary assets and liabilities in foreign currency involved in the generation of Argentine-source income, existing as of January 6, 2002, valued at an exchange rate of $1.00 to US$1.00, should be adjusted using an exchange rate of $1.40 to US$1.00, and be carried forward five years as from the date of the enactment and used to offset income taxes at a proportion of 20% each year.

The Company’s foreign exchange tax loss as calculated by the above procedures and by application of a $1.40 exchange rate for the U.S. dollar was approximately 764 million pesos, which will be computed in equal parts in five years starting December 31, 2002. Approximately 153 million pesos will be computed for the tax purposes in the fiscal year ended December 31, 2003, while 458 million pesos will be carried forward and applied to offset taxes in equal amounts over the next three years.

As of December 31, 2002 the Company kept on a consolidated basis a tax loss carryforward of approximately 3,715 million pesos (1,300 million pesos at a 35% tax rate) that could be applied to offset future income tax charges of the current year and subsequent years until 2007. The Company has estimated taxable income of approximately 814 million pesos (797 million pesos corresponding to Telefónica) for the year ended December 31, 2003, and that could be offset against cumulative tax loss carryforwards existing at the beginning of the fiscal year.

The remaining tax loss carryforwards as of December 31, 2003 will expire as follows:

Maturity year	Amounts in million pesos (1)
2007	2,901

2,901

(1)	Net of 814 million pesos corresponding to estimated taxable income for 2003.

The following table presents the components of the Company’s deferred tax balances:

	December 31, 2003		December 31, 2002
Deferred tax assets

Income tax on tax loss carryforwards	1,015	(1)	1,315

Exchange differences deductible in future fiscal years	162		217
Allowance for doubtful accounts	73		133
Interest deductible in future fiscal years	—		60
Accrual for contingencies and other non-deductible allowances and accruals	155		94

	1,405	(2)	1,819	(2)
Allowance for deferred tax assets	(1,258	)(2)	(1,660	)(2)

Subtotal	147		159

Deferred tax liabilities

Fixed assets	(122)		(138)
Dismissal accrual for tax purposes	(13)		(14)
Other liabilities	(12)		(7)

Subtotal	(147	)(2)	(159	)(2)
Total	—		—

(1)	Net of 285 million pesos of tax loss carryforwards that offset the tax payable with respect to the taxable income estimated for the year ended December 31, 2003.
(2)	As of December 31, 2003, the effect of discounting the balances of deferred tax assets, deferred tax liabilities and allowance for deferred tax assets in accordance with accounting rules of the CPCECABA would have resulted in a reduction of those balances of 34, 1 and 33 million pesos, respectively. As of December 31, 2002, this effect on deferred tax assets, deferred tax liabilities and allowance for deferred tax assets would have resulted in a reduction of those balances of 84, 2 and 82 million pesos, respectively.

The following is the reconciliation of the income tax as charged to the income statement (that has been nil as of the year ended December 31, 2003 and a tax gain for the year ended December 31, 2002) and the amount resulting from the application of the corresponding tax rate on pre-tax net income:

	December 31, 2003	December 31, 2002
Net income/(loss) before tax at statutory income tax rate	142	(1,212)

Permanent differences:

(Loss) / Income on equity investments	1	(1)
Non deductible expenses	17	—
Inflation restatement effect	242	(477)
Reversal of allowance for deferred tax assets	(402)	—
Allowance for deferred tax assets	—	1,639

Total (1)	—	(51)

(1)	Corresponds to the reversal of net deferred tax liabilities at the beginning of the year as of December 31, 2002.

Additionally, the Company calculates the Tax on minimum presumed income by applying the effective tax rate of 1% on certain production assets valued according to the tax regulations in effect as of the end of the year. This tax is supplementary to Income Tax. The Company’s tax liabilities will be the higher of these two taxes. However, if the tax on minimum presumed income exceeds income tax during one fiscal year, such excess may be computed as prepayment of any income tax excess over the tax on minimum presumed income that may arise in the next ten fiscal years.

The Company has determined a minimum presumed income tax charge for the fiscal year ended December 31, 2003 in the amount of 41 million pesos that was included in the caption “Other non-current receivables” as the Company’s Management has estimated that such tax would be recoverable based on its tax projections and the terms for recovery established by the law (10 years). However, whether the booked amount of minimum presumed income tax of Telefónica (Telecommunications business) of 85 million pesos as of December 31, 2003 is fully recoverable, depends on the final effect that the outcome of the tariff re-negotiation may have on the Company’s economic and financial equation (See note 11.1). The amounts capitalized as minimum presumed income tax have been measured at discounted value, based on the Company’s tax projections.

l) Shareholders’ equity accounts:

Shareholders’ equity accounts have been restated as described in note 2.2 except for the “Capital stock - Outstanding shares” and “Irrevocable capital contribution for future subscriptions” accounts, which are stated at their original amounts. The adjustment required to restate these accounts in constant Argentine Pesos (see note 2.2) is included in the “Comprehensive adjustment to capital stock”.

m) Revenue recognition:

Revenues and expenses are credited or charged to income on an accrual basis. The Company recognizes income from fixed telephony services (local and long distance and access to the network, among others) based on the use of the network. Charges for the installation of telephone lines are recognized as revenues when the service connection is made.

The Company recognizes income from sales of equipment when they are delivered and accepted by its customers. For contracts where the Company provides customers with an indefeasible right to use network capacity, the Company recognizes revenue ratably over the term on stated life of the agreement. In addition, the effects of the adjustment of prices agreed upon with customers in relation to services rendered are recognized when all necessary conditions are met to consider them as revenues. Sales for the year ended on December 31, 2003 include approximately 51 million pesos corresponding to the one time effect of this type of agreements.

The Company recognizes revenues and cost of sales for sales of advertisements in telephone directories when the directories are published and distributed. For the main telephone directories undergoing the process of edition as of December 31, 2003, the total amount of sales not yet booked as income, because of the revocability of the advertisement orders as of that date, is 7 million pesos.

Operations statement accounts for the year ended December 31, 2003 have been restated as described in note 2.2 as follows:

•	those accounts used to record monetary transactions during the course of each year have been restated by applying to the original amounts inflation adjustment factors corresponding to the month of accrual of the original transactions;

•	charges for the use, depreciation and amortization of non-monetary assets at historical cost (materials, inventory, fixed assets and intangible assets) have been stated based on the restated amounts of such assets (see note 2.2); and

•	financial income and expense, restated as described in note 2.2, are disclosed net of the monetary result generated by the effect of inflation on the assets and liabilities that generated them.

n) Net earnings (losses) per share:

The Company calculates the net earnings/(losses) per share on the basis of 1,746,050,074 common shares (net of 2,355 common treasury shares) with a face value of 1 peso and with a vote per share.

2.5.	Financial instruments with off-balance sheet risk and concentrations of credit risk

The Company has not had a fixed policy of entering into financial instruments for managing its exposure to market risk. As of the date of these financial statements, the Company has entered into the following instruments, to manage the exposure to the risk of fluctuation of the exchange rate of significant indebtedness denominated in currencies other than the United States dollar.

1.	Foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen-U.S. dollar exchange rate, in connection with the loan amounting to 7.8 billion Japanese yen granted by The Export Import Bank of Japan (currently the Japan Bank for International Cooperation) and maturing in February 2011, which accrues interest at a rate of 2.3% per annum. Such swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate to be paid to Citibank N.A. during the validity of the loan for the U.S. dollars received is 7.98% per annum. As of December 31, 2003, the related liability, taking into account the effect of the above-mentioned swap and the additional interest accrued, amounts to US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders’ equity.

2.	During December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-U.S. dollar exchange, in connection with a portion of the net position of assets and liabilities in euros, including the balance of the loan granted by Istituto Centrale per il Credito a Medio Termine (“Mediocredito Centrale”) which matures in November 2014, and accrues interest at a rate of 1.75% per annum. Such swap agreement has an 8-year term until November 2007 and provides a fixed exchange rate of 0.998 euro per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the U.S. dollars to be received is 2.61% per annum.

3.	The Company uses currency future contracts to hedge the risk of fluctuations in the dollar exchange rate. In October and December 2003 the Company entered into currency future contracts known as non-deliverable forwards (“NDF”) with Deutsche Bank and Banco Santander Central Hispano, whereby the covered foreign currency positions are offset upon maturity of the respective contracts, because swaps are exchanged for the net resulting amounts amounting to US$ 25 million, maturing in April 2004. The guarantees granted by the Company for these operations amounted to US$ 1.4 million, equivalent to 7% of the notional value. These instruments are used to cover certain firm short-term payment commitments in dollars.

At December 31, 2003, commitments covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)	Counterparty	Hedge maturity or closing date	Future exchange rate	Notional value (millions)
Interest 2007 Bonds	US$ 11.2	Deutsche Bank	04/20/04	$/US$ 2.965	U$S 10.0
Interest 2004 Bonds	US$ 4.8	Deutsche Bank	04/22/04	$/US$ 2.960	U$S 5.0
Interest 2010 Bonds	US$ 10.0	Deutsche Bank BSCH	04/23/04 04/28/04	$/US$ 3.00 $/US$ 3.00	U$S 5.0 U$S 5.0

At December 31, 2003, there were no significant changes in the market value of the mentioned futures contracts.

The only significant concentration of credit and operations as of December 31, 2003 and 2002 was with the Argentine Government (Federal, Provincial and Municipal Government and Governmental agencies). Sales with such organizations considered as a whole during the years ended as of December 31, 2003 and 2002, respectively, amount to approximately 3.7% and 3.5% of net sales and balances as of December 31, 2003 and 2002, respectively, 55 million pesos and 75 million pesos.

2.6.	Effects of the devaluation of the Argentine Peso and other changes in economic context

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the free use of funds deposited with banks and the tight restriction of transferring funds abroad, with the exception of transfers related to foreign trade and other authorized transactions. Later, the Government declared the official default on foreign debt payments. On January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the U.S. dollar) approved in March 1991. The new law empowers the National Executive Power to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

As a result of the above, since early 2002, the exchange rate with the U.S. dollar has increased compared to the Argentine Peso (the parity was originally US$ 1 = $ 1). As of December 31, 2003 the increase was 193% (US$ 1 = $ 2.93).

Other regulations were issued subsequently, amending some of the above mentioned regulations. The main aspects of such other regulations as of the approval of these financial statements are:

(a)	the conversion into pesos of most obligations, whatever their cause or origin, to provide sums of money within the financial system stated in U.S. dollars or other foreign currency outstanding at the time of enactment of Law No. 25,561, as well as bank deposits in foreign currencies within the financial system; deposits were converted at the exchange rate of US$1 = $1.40, while obligations stated in foreign currency undertaken in Argentina until January 6, 2002, were converted at the exchange rate US$1 = $1; the deposits and debts thus converted into pesos are to be adjusted by the CER (that will be published by the Argentine Central Bank (“BCRA”); such coefficient is to be applied as from February 3, 2002 (publication date of Decree No. 214/02) or the wage adjustment index (“Coeficiente de Variación de Salarios” – CVS-), depending on the nature of the obligation, plus a minimum set interest rate for deposits and a maximum rate for loans;

(b)	issuance of bonds by the Argentine Government to compensate financial institutions for the difference generated by the application of the exchange rates mentioned above;

(c)	de-dollarization of most obligations not involving the financial system originally denominated in foreign currency and governed by Argentine law, as of January 6, 2002 at a $ 1 = US$ 1 rate and subsequent adjustment through the CER in the terms described in (a), or the CVS, depending on the nature of the obligation, plus an equitable adjustment in certain cases, that is to be agreed between the parties or, as the case may be, claimed at judicial courts. As from enactment of the Asymmetric Compensation Law, the Government established the elimination of the CVS as from April 1, 2004. As from that date the CVS will be replaced by the annual interest rate agreed in the original contract, and if such interest is higher than average interest rates in the financial system, a rate set by the BCRA will be applied.

(d)	de-dollarization of public service rates, which had been originally agreed upon in U.S. dollars, at a $1=US$1 rate and subsequent renegotiation on a case-by-case basis; and authorized the National Executive Power to renegotiate the above contracts taking into account the impact of the rates on the competitiveness of the economy and the distribution of income, service quality and investments plans, the interest of users and access to the services, the security of the comprised systems and the profitability of the companies (see note 11.1);

(e)	following recent actions by the BCRA seeking a gradual normalization of the local foreign exchange market, effective January 8, 2003, prior authorization from the BCRA is no longer required to transfer funds abroad for payment to foreign beneficiaries of profits and dividends reported as payable under approved financial statements certified by an independent auditor.

In connection with the remittances abroad aimed at paying principal or interest of financial debts with foreign creditors, the requirement of obtaining the BCRA approval, provided such payments are not made prior to 15 days of the due date (business days in the case of principal payments) was eliminated. In the case of repayment of debts disbursed as from September 3, 2002, the referred repayment shall not require authorization, provided funds have been settled in the exchange market, with certain exceptions. It is required that for the payment of both principal and interest, the applicable information and documentation requirements established by the participating institution be complied with. In addition, the advanced repayment of principal is allowed, provided the amount in foreign currency applied to settle the debt does not exceed the current value of the debt percentage that is being settled.

Where the payment of principal and interest is part of debt restructuring processes with foreign creditors, the advanced repayment does not require the prior authorization of the BCRA, although in the case of payments of principal, it is required that the new indebtedness terms and conditions and the cash payment do not imply an increase in the indebtedness current value.

On the other hand, Decree No. 285/03 in force since June 30, 2003 sets forth the requirement of recording inflows, outflows and trading of foreign currency with the BCRA and it also determines that inflows to the local markets can only be remitted abroad after 180 running days from the settlement of foreign currency amounts in the exchange market, except for foreign trade transactions and direct foreign investments.

(f)	suspension of dismissals without just cause as of March 31, 2004 and penalization, whereby the amount of the termination pay provided for in labor regulations would be double, except for employees hired on or after January 1, 2003;

(g)	suspension for two years of the law on deposits intangibility or until the time the National Executive Power considers the financial emergency to be concluded;

(h)	under Law No. 25,820, the duration of declaration of the national public emergency situation was set until December 31, 2004.

(i)	Decree No. 1,269/02 has suspended the enforcement of clause 5 of section 94 (mandatory dissolution from loss of capital due to accumulated losses) and section 206 (mandatory capital stock reduction from losses equivalent to reserves and 50% of capital) of the Argentine Business Association Law, until December 10, 2003. On December 23, 2003, the Federal Executive Power issued Decree No. 1,293/03, which extended the suspension established by Decree No. 1,269/02 until December 10, 2004.

Some of these regulations, which directly and indirectly affect the Company’s business relations, have been challenged in legal actions by third parties, to which the Company is not party. The effects of additional measures that could be implemented by the Government or the instrumentation of the measures previously adopted, as well as the effects of possible amendments as a result of such legal actions, will be reported in the financial statements when they become known.

The Company, has valued its receivables, payables, revenues, costs and expenses, using its best estimates as to the possible effect of the above discussed matters, primarily, among others, the effects of the de-dollarization of rights, receivables and liabilities into pesos.

On the other hand, and as a consequence of the changes implemented from January 2002 to December 31, 2003, there was an increase in the Argentine consumer price index of 46.1% and an increase in the Argentine wholesale price index of 122.4% according to the information provided by INDEC.

3. DETAIL OF THE MAIN BALANCE SHEET AND STATEMENT OF OPERATIONS ACCOUNTS

3.1	Breakdown of the main accounts

Below is a breakdown of the main accounts (foreign currency balances are presented in note 22.g) (balances restated as described in note 2.2):

a) Cash:

	Current
	December 31, 2003	December 31, 2002
Cash	—	1
Bank (1)	18	45

	18	46

(1)	In 2002, includes 11 from provincial bonds and 3 from federal bonds.

b) Trade receivables:

	Current		Noncurrent
	December 31, 2003 (3)	December 31, 2002	December 31, 2003 (3)	December 31, 2002
Past Due (1)	178	445	20	30
Current	287	250	—	—

Subtotal	465	695	20	30
Allowance for doubtful accounts (2)	(216)	(380)	(8)	(25)

Total	249	315	12	5

(1)	As a result of refinancing past-due trade receivables, approximately 8 and 19 pesos of refinanced receivables are disclosed as current receivables as of December 31, 2003 and 2002, respectively.
(2)	See (note 22.e).
(3)	See note 2.5.

c) Other receivables:

	Current		Noncurrent
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Guarantee deposits	3	7	—	—
Prepayments to vendors	2	2	—	—
Related Companies (1)	53	45	—	—
Financial Prepayments	11	12	—	—
Financial Instruments (5)	1	—	2	—
Prepaid rentals	—	2	1	—
Prepaid services (6)	16	22	1	1
Tax credit certificates (2)	16	15	—	15
Legal deposits	3	3	—	—
Value Added Tax	—	2	—	—
Tax on Minimum Presumed Income	—	—	89	52
Patriotic Bond (3)	—	61	82	41
Other Tax Credits	2	—	—	—
Net Deferred tax asset (4)	—	—	1,258	1,660
Prepaid insurance	3	3	—	—
Granted Guarantees	3	—	—	—
Other	14	23	1	4

Subtotal	127	197	1,434	1,773
Allowance for impairment of Patriotic Bond (note 22.e) (3)	—	—	(60)	—
Allowance for deferred tax assets	—	—	(1,258)	(1,660)

Total	127	197	116	113

(1)	See note 16.3.
(2)	See note 15.2.
(3)	See (notes 2.4.c) and 15.1.
(4)	See (note 2.4.k).
(5)	See note 14.
(6)	See note 10.

d) Inventories:

	Current
	December 31, 2003	December 31, 2002
Raw materials and supplies	1	—
Directories in edition process	2	3
Telephone equipment and other equipment	17	15
Prepayments to vendors	—	4

Subtotal (note 22.f)	20	22
Allowance for impairment in value and slow turnover (note 22.e)	(7)	(7)

Total	13	15

e) Other assets:

	Current
	December 31, 2003	December 31, 2002
Real property intended for sale	3	3

Total	3	3

f) Trade payables:

	Current		Noncurrent
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Vendors, contractors and correspondents	286	301	—	—
Management fee	76	74	—	—
Billing on account and behalf of cellular and audiotext companies	44	25	—	—
Services collected in advance (1)	6	2	69	68
Other	5	13	—	—

Total	417	415	69	68

(1)	In 2003 and 2002 include deferred revenues related to the sale of indefeasible rights to use network capacity, recognized ratably over the stated life of the agreement.

g) Bank and financial payables:

	Current		Noncurrent
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Negotiable obligations (1)	286	50	2,212	2,510
Imports financing	20	61	27	28
Long-term financing	8	7	71	76
Foreign bank loans	78	149	243	346
Local bank loans	—	1	—	3
Related Company – Telefónica Internacional S.A. (“TISA”) (2)	1,576	3,020	—	—
Credit balances with banks	14	6	—	—

Total	1,982	3,294	2,553	2,963

(1)	See note 13.
(2)	See note 14 and note 16.3.

h) Payroll and social security taxes payable:

	Current		Noncurrent
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Vacation and bonus accrual	44	44	1	—
Social security taxes payable	14	14	—	—
Pre-retirement agreements and others (1)	13	12	18	28
Other	2	3	—	—

Total	73	73	19	28

(1)	Pre-retirement agreements mature through 2009, and do not have any adjustment clauses. This amount includes 6 related to benefits granted to employees included in such agreements, which are to be allocated by them to social security tax payments corresponding to the period between the date of the agreement and December 31, 2003 and are to be paid by the Company until the worker qualifies to obtain legal pension benefits.

i) Taxes payable:

	Current
	December 31, 2003	December 31, 2002
Turnover tax accrual (net of prepayment)	10	13
Health and safety taxes	20	17
Value added Tax	17	—
Minimum presumed income tax (net of prepayment)	10	49
Other	21	16

Total	78	95

j) Other payables:

	Current		Noncurrent
	December 31, 2003	December 31, 2002	December 31, 2003	December 31, 2002
Financial Instruments (1)	13	5	20	32
International Telecommunication Union	21	21	—	—
Related companies payables (2)	25	10	—	—
Other	16	18	26	33

Total	75	54	46	65

(1)	Foreign currency swaps (see note 14).
(2)	See note 16.3

k) Cost of services provided:

	December 31, 2003	December 31, 2002
Telecommunications services (note 22.h)	(1,946)	(2,181)
Cost of services provided (note 22.f)	(46)	(54)

Total	(1,992)	(2,235)

l) Other expenses, net:

	December 31, 2003	December 31, 2002
Employee terminations	(42)	(53)
Contingencies	(34)	(87)
Net book value of fixed assets retired	—	(6)
Miscellaneous, net	5	(7)

Total (note 22.h)	(71)	(153)

m) Others:

Holding and financial income / (loss) on assets:	December 31, 2003	December 31, 2002
Holding gains in financial instruments	4	—
Net book value of intangible assets retired	—	(8)
Holding losses in inventories	—	(9)

Total	4	(17)

Holding and financial income / (loss) on liabilities:	December 31, 2003	December 31, 2002
Holding gains in financial instruments	23	—
Tax on interests	—	(17)
Intangible assets amortization	(16)	(7)
Tax on checking account credits and debits	(10)	—

Total	(3)	(24)

3.2	Aging of current investments, receivables and payables as of December 31, 2003.

	Assets				Liabilities
	Current Investments	Trade Receivables (a)		Other Receivables (c)	Trade Payables	Bank and Financial Payables	Payroll and Social Security Taxes Payables	Tax Payables	Other Payables
Past-Due:
Up to three months	—	68		2	8	—	—	—	1
From three to six months	—	22		(1)	12	—	—	—	—
From six to nine months	—	16		1	1	—	—	—	—
From nine to twelve months	—	4		(1)	1	—	—	—	—
From one to two years	—	26		9	6	—	—	—	—
From two to three years	—	20		—	4	—	—	—	—
Over three years	—	42		—	—	—	—	—	—
At sight	2	—		14	—	14	1	10	35
Current:
Up to three months	334	252		77	373	1,209	51	57	33
From three to six months	—	19		8	7	477	6	11	—
From six to nine months	—	9		13	4	42	9	—	6
From nine to twelve months	—	7		5	1	240	6	—	—
From one to two years	—	—		7	3	109	8	—	17
From two to three years	—	—		1	3	251	5	—	14
From three to four years	—	—		70	3	595	3	—	10
From four to five years	—	—		16	3	407	2	—	7
Over five years	—	—		22	57	1,191	1	—	(3)

Subtotal:	336	485		243	486	4,535	92	78	120
Allowance for doubtful accounts	—	(224)		—	—	—	—	—	—
Benefits under the Collective Labor Agreements	—	—		—	—	—	—	—	1

Total	336	261		243	486	4,535	92	78	121

Percentage accruing interest at fixed rate	99%	4%		9%	—	60%	—	—	27%

Percentage accruing interest at variable rate	—	40	%(b)	10%	—	38%	—	—	—
Percentage with variable return	1%	—		—	—	—	—	—	—
Average interest rate in foreign currency	1%	—		5%	—	9%	—	—	6%

Average interest rate in local currency	2%	25%		3%	—	—	—	—	—

(a)	Trade receivables balances include 20 past-due classified as noncurrent taking into account Company’s Management estimates regarding probable collection terms (see note 2.5).
(b)	Such percentage is related to the portion of receivables over which surcharges are applicable for being in arrears. The rate indicated is that corresponding to bills collected with such surcharges.
(c)	Not including amounts corresponding to net deferred tax asset totally reserved.

4. DISTRIBUTION OF ACCUMULATED INCOME RESTRICTION AND RESERVES

As of December 31, 2003, the Company carries accumulated losses in the amount of 3,145 million pesos and net income for the year in the amount of 405 million pesos. As provided for by section 71 of Law No. 19,550, earnings cannot be distributed until prior-years accumulated losses are absorbed.

In addition, different Shareholders’ Meetings authorized the setting aside of a Reserve for future dividends, which was to be used for paying cash dividends, at the Board’s discretion. However, owing to the fact that the Company has accumulated losses, the Board of Directors would not currently be able to utilize such reserve for paying cash dividends until those losses are absorbed and there are liquid and realized profits.

5. REGISTRABLE ASSETS

On October 27, 1994, “ENTel in liquidation” issued Resolution No. 96/94 whereby it undertakes to perform all necessary acts to accomplish the transfer of title of registrable assets for such time as may be necessary, notifying Telefónica 60 days before the date that may be defined as the expiration of ENTel’s commitment. This resolution recognized that the licensee companies will be entitled to claim the indemnity stipulated in the Transfer Contract for the real property whose title had not been conveyed to them by the time of the expiration of the above-mentioned period. As of December 31, 2003 these assets have a book value of about 618 million pesos (restated as described in note 2.2) and approximately 540 million pesos (restated as described in note 2.2) of them have been registered in the Company’s name. In the Company’s opinion, the registration of title of a major portion of the most significant assets contributed by ENTel will be successfully completed. Accordingly, in Company Management’s opinion the final outcome of this matter will not have a significant impact on the Company’s results of operations and/or its financial position.

6. SUBSIDIARIES AND AFFILIATES

6.1.	Telinver

Current liabilities in foreign currency of Telinver exceed current assets in foreign currency by approximately US$ 35.8 million and, in addition, total liabilities exceed total assets, so there is a negative shareholders’ equity in the amount of 34 million pesos as of December 31, 2003 and consequently Telinver falls under the conditions for mandatory dissolution caused by loss of company capital due to accumulated losses set forth in clause 5 of section 94 of the Law No. 19,550. However, Decrees No. 1,269/02 and 1,293/03 have suspended the enforcement of clause 5 of section 94 and section 206 of the Law No. 19,550 until December 10, 2004.

Telefónica de Argentina is evaluating Telinver’s financing needs considering the Argentine economic situation and the current difficulties to have access to credit, including the possibility to grant direct financing to cover short-term cash requirements and, if applicable, grant additional financing. However, if the current difficulties to obtain refinancing or additional loans for Telinver continue, the Company plans, and has so agreed with Telinver, to use its best efforts to provide such financing directly subject to its own fund availability, which depends on the evolution of the issues affecting the Company’s financial situation and cash flows described in notes 11. and 14.

6.2.	E-Commerce

As of December 31, 2003, the Company holds together with Alto Palermo S.A. (“APSA”) a 50% interest in E-Commerce for the development of an e-commerce shopping center. Thus, the Company, as successor of the rights and obligations assumed by Telinver in relation to their business, was bound to make, together with APSA, irrevocable contributions for the amount of US$ 10 million, which were made effective in equal parts on April 30, 2001.

Additionally, the parties undertook to make a capital contribution for the development of new business lines for a maximum of 12 million pesos, 75% of which is to be contributed by the Company.

7. CAPITAL STOCK

The Capital stock of Telefónica is represented by :

Classes of Shares (1)	Subscribed and paid-in, outstanding and authorized for public offering
Class A	1,091,847,170
Class B	654,205,259	(2)

Total	1,746,052,429

(1)	All shares have equal voting rights.
(2)	See note 1.2.

Over the last fiscal years, the Company’s capital stock has been as follows (amounts stated in Argentine Pesos):

Classes of shares	Capital stock as of September 30, 2001	Capital stock as of December 31, 2001, 2002 and 2003
Class A	1,091,847,170	1,091,847,170
Class B	654,205,259	654,205,259
Total	1,746,052,429	1,746,052,429

8. AUDIT COMMITTEE

The Company’s Board, during its December 17, 2002 meeting, created an Audit and Control Commission the purpose of which is to promote and support the development of Good Corporate Governance actions. This transitional three-member commission will be superseded by an Audit Committee to be created by the Company in accordance with the requirements and provisions of Decree No. 677/01.

On April 22, 2003, the Company’s General Ordinary Shareholders’ Meeting approved the inclusion of Section 13 bis in the Company’s by-laws. This Section shall come in force upon the creation, by the Board of Directors, of an Audit Committee, as provided for by Decree No. 677/01. The Audit Committee’s primary function shall be to assist the Board of Directors in its internal control duties. The Audit Committee shall abide by the provisions set forth by the Public Offer Transparency Rules approved by Decree No. 677/01, Resolution No. 400/02 of CNV and any other applicable rules.

On May 19, 2003, the Company’s Board of Directors approved in connection with the Audit Committee i) the structure definition and the minimum conditions to qualify as a member thereof; ii) the planning of the main tasks to be performed and the necessary means for proper functioning, and iii) the training plan for its members. In that sense, the Company’s Board of Directors stated that the referred committee shall be formed by three or more members of the Board of Directors, all of which shall be independent directors in accordance with the conditions set forth by the CNV. The Audit Committee members shall be elected by the Board of Directors by proposal of the Board’s President and shall be well versed in accounting, financial and business issues. The Audit Committee will have the duties designated by applicable rules and regulations and especially those assigned by the Shareholders’ Meeting or the Board of Directors. The Audit Committee shall be empowered to establish its own Internal Rules, which shall be subsequently reported to the Board.

9. LIST OF CONDITIONS AND THE TRANSFER CONTRACT. EXCLUSIVITY AND MAINTENANCE OF THE LICENSE

The List of Conditions (“List”) and the Transfer Contract established certain obligations of which the following are still in effect:

a)	The assets contributed to Telefónica used in providing telecommunications services may not be sold, assigned, transferred or encumbered in any way.

b)	Certain shareholders of Telefónica’s parent company are required to retain a specified interest in that company’s common capital stock. In addition, Compañía Internacional de Telecomunicaciones (“COINTEL”), is obliged to hold Series A shares representing 51% of Telefónica’s total capital stock.

c)	All or a substantial part of the provision of the telephone service is to be maintained, and Telefónica’s main business and principal place of business in Argentina may not be changed.

d)	In addition, Telefónica is to meet certain objectives related to the services provided. The most important of these objectives are efficiency and service quality. In addition, suppliers of data and added value services are to be given equal access to telephone lines.

In case of serious noncompliance with the provisions in a) through d), Telefónica’s license could be revoked once the procedures set forth in the List of Conditions have been completed. Telefónica’s license, however, would not be revoked, should Telefónica have obtained prior Regulatory Authority approval for any of the situations described above in a) and b).

In addition, Decree No. 264/98 set forth both optional and mandatory operating conditions with respect to the provision of basic telephone services. Such mandatory conditions include mainly to permit other providers to interconnect to the company’s network (including voice and data transmission service) and the installation of a minimum number of new lines.

In the opinion of the Company’s Management, the Company has met all of the above-mentioned obligations.

Although the effectiveness of Decree No. 264/98 was subject to the conclusion of certain legal proceedings, the Company believes that is unlikely that the outcome of those proceedings would significantly slow the trend towards increasing competition.

10. COMMITMENTS

10.1	IBM-Telefónica Contract

On March 27, 2000, the Company’s Board of Directors approved, considering the benefits foreseen by the Company based on the proposals received, the outsourcing through IBM of the operation and maintenance of the infrastructure of certain Company’s information systems. The Company, TCP S.A., Telinver and TDA S.A. (referred to jointly herein as “the Companies”) have executed certain contracts (the “Contracts”) with IBM whereby the operation and maintenance of the information technology infrastructure is outsourced to IBM for a six and a half-year term. Also, under this agreement, the Companies transferred gradually to IBM the assets used to render the services outsourced under the Contract. In consideration for the assets transferred, IBM paid 37.5 million pesos, and has the obligation to renew the assets transferred periodically. Telefónica transferred such assets during August 2000. The agreement included that at contract expiration, IBM shall transfer to the Companies for a fixed price, the assets at such date dedicated to providing the services. On the other hand, IBM has hired the personnel of some of the companies that had been assigned to render the services. Over the duration of the Contracts, the companies shall pay IBM decreasing monthly installments in consideration for the base line services to be received under the Contracts, and other charges for the use of additional resources. The total contract’s amount, which for the Company and Telinver was US$ 219 million and the above-mentioned fixed price for the transfer of assets, have fallen within the scope of the legal provisions applicable to contracts denominated in dollars described in note 2.6. The charges for the service received during the years ended December 31, 2003 and 2002, arise from final agreements between the parties regarding the value of the services received. Pursuant to a supplementary agreement between the parties, one of the points agreed upon by the Company consists of paying IBM for the services rendered under the Agreement, from January through December 2003, 16.2 million pesos (plus any corresponding CVS adjustment) and US$ 12.3 million, in twelve equal monthly installments.

10.2	Other

The Company signed contracts covering works to be executed in the outside and inside plant, of which approximately 30 million pesos are pending.

11. RATES

11.1	Rate regulations

Decree No. 764/00 on telecommunications deregulation establishes that providers may freely set rates and/or prices for the services rendered and for customer categories, which shall be applied on a nondiscriminatory basis. However, if there was no effective competition, the “historical” providers of such areas shall respect the maximum rates established in the General Rate Structure, which is the current situation for almost all the material services provided by the Company. Below the rates established in such rate structure, such providers may freely set their rates by areas, routes, long-distance legs and/or customer groups.

To determine the existence of effective competition, the historical providers shall demonstrate that another or other providers of the same service have obtained 20% of the total revenues for such service in the local area of the Basic Telephony Service involved. In 2000, the Company filed a request to the effect that effective competition be officially acknowledged to exist in the Buenos Aires Multiple Area. As no response to its request was obtained from the S.C. within a reasonable term, the Company brought the matter before the courts. Effective competition shall be considered to exist in the provision of national or international long-distance services for the calls originated in a local area of the Basic Telephony Service, when the customers in such area are able to choose, through the dialing selection method, among more than two service providers, if each of them, offers more than one long-distance destination.

Except for areas and services where effective competition is demonstrated to exist, the rate agreements established a maximum rate per pulse denominated in U.S. dollars. These agreements also provided for the right of the Company to adjust this rate for changes in the Consumer Price Index of the United States of America on April 1 and October 1 of each year. However, Law of Public Emergency and Currency Exchange System Reform No. 25,561, dated January 6, 2002, provides that, in the agreements executed by the Federal Administration under public law regulations, including public works and services, indexation clauses based on foreign countries price indices or any other indexation mechanism are annulled. In this regard, it sets forth that the prices and rates resulting from such provisions shall be established in pesos at a one peso ($1) = one U.S. dollar (US$ 1) exchange rate. Furthermore, Section No. 9 of the above-mentioned Law authorizes the National Executive Power to renegotiate the above contracts taking into account the following criteria in relation to public utility services: (a) the impact of the rates on the competitiveness of the economy and on distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems; and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the National Executive Power proposals to renegotiate the agreements subject to Section 8 of Law No. 25.561.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of Conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that the Company shall receive compensation from the Argentine Government when extraordinary events take place, including Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by the Company to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomial formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above, the Company proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Government may provide for interim tariff revisions on adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contacts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03, establishing a transitional adjustment in the electric light and gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, the Company has also applied for a transitional adjustment in tariffs, but no decision has been made yet.

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the National Executive Power signed into effect Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be responsible for submitting the proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from its reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the National Executive Power shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited by, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize licenses of public utilities to suspend or alter compliance with their duties.

In the opinion of the Company’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If, as a result of the above mentioned renegotiation, future rates evolve at a pace that does not allow restoring the economic and financial equation that both the List of Conditions and the Transfer Agreement intend to preserve, such rate system would have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of these financial statements, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by the Company as from the date in which Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

11.2	Price Cap

Under the rate regulation mechanism in effect known as Price Cap, Decree No. 264/98 provided a 4% reduction (in constant U.S. dollars terms) in rates, in terms similar to the method provided by point 12.5.1 of the List of Conditions, that was to be applied during each year of the transition period to basic telephone service rates, with 90% of such reduction to be applied to domestic long distance services. Telintar, and now Telefónica as it successor, has applied the same 4% reduction to international rates.

On November 3, 1999, the S.C. issued Resolution No. 2,925/99, whereby, based on the assumption of the nonexistence of effective competition as of such date, provided a 5.5% reduction in telephone basic service rates for the period from November 8, 1999 through November 2000. Such reduction was applied to the following services: detailed billing, domestic and international long-distance. Likewise, the starting time of the domestic and international long-distance reduced rate was brought forward.

In April 2000 and March 2001, the Company, Telecom de Argentina STET-France Telecom S.A. (“Telecom S.A.”), and the S.C. executed rate agreements which, subject to the approval by the Ministry of Economy and of Infrastructure and Housing, provided the terms under which the Price Caps would be applied:

1.	Price Cap for the year 2000/2001: The S.C. established that the rate reduction for the period November 2000/November 2001 would amount to 6.75%. The reduction would be applied through: (a) discount plans that were effective as from March 2000 (commercial and government basic rates, local measured service, and the application of certain preferential rates of internet access), the non-application of charges set forth in Resolution No. 2,926/99 until November 8, 2001 and the non-application over the year of the two semiannual adjustments to the pulse value for the above-mentioned U.S. Consumer Price Index; b) given that such plans were brought into effect ahead of schedule, the accumulated effects of the above-mentioned rate reductions would be applied to the computation of Price Caps for the periods beginning November 2000, 2001 and 2002 adjusted at an interest rate of 12% per year; and c) furthermore, it was established that the difference between the effect of the discounts already granted and that of a 6% reduction would be applied on November 8, 2000 across different items of the tariff structure, and the additional 0.75% reduction to be applied as defined by the Licensees.

2.	Price Cap for the year 2001/2002: The S.C. established that the efficiency factor for the Price Cap applicable for the period November 2001/November 2002 would amount to 5.6%. This rate reduction is to be implemented through to: a) the non-application of the two adjustments to the pulse value by the U.S. Consumer Price Index for the year, adjusting the effect as of November 8, 2001 at the 12% annual rate in order to measure it against the total expected 5.6% reduction, b) any balance resulting from the non-application of the adjustment to the value of the telephone pulse in the period 2000/2001, as well as any balance remaining in respect of a variety of items included in the 2000/2001 price cap; c) any unapplied price cap portion remaining after the rate reductions mentioned in a) and b) above with respect to the 5.6% rate reduction, should be applied in the following manner: 70% as provided by the Company, 15% to the local service, and 15% to other services as required by the S.C., other than monthly basic charges and the local measured service.

3.	Price Cap for the year 2002/2003: The S.C. established that the efficiency factor could not exceed 5%, but it did not set its value.

Although the reductions mentioned in point 1, and the early reductions referred to in point 2, are being applied by the Company, the related agreements have not been yet approved by the Ministry of Economy and of Infrastructure and Housing. As of the issuance date of these financial statements, the effect of the discount plans implemented has not been established as compared to rate reduction percentages provided by such agreements, and the regulatory agency has not approved how to apply the rate reduction mentioned in point 1.

On the other hand, in relation to the complaint filed by Consumidores Libres Cooperativa Ltda de Provisión de Servicios Comunitarios (“Consumidores Libres”) mentioned in note 12.c) on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the National Government, the Company and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

In the opinion of the Company’s Management and its legal counsel, the outcome of the issues related to the Price Cap and the complaint filed by Consumidores Libres could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. As of December 31, 2003, these maximum rates are determined by applying to rates effective as of November 7, 2000, the discounts applied in order to implement the Price Cap related to November 8, 2000, and November 8, 2001, under the above agreements.

Under the Price Cap mechanism currently in effect, the rate reduction percentage and the services to which such reductions will eventually apply depend on the final approval of the above rate agreements, and on the outcome of the legal proceedings commenced by Consumidores Libres regarding the effective rate system. Based on current rate regulation mechanisms, and considering the Company’s defense against the above legal proceedings, in the opinion of the Company’s Management and its legal counsel, the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

11.3	Tariff restructuring

The tariff restructuring granted by Decree No. 92/97, effective on February 1, 1997, established an increase in the price of the monthly basic charge and in domestic service rates, and a decrease in the rates for domestic long distance and international services and for the Company’s local and domestic long distance public phone service for longer distances. The net impact of the rate restructuring was to be neutral on revenues during two years after its effectiveness. On December 1, 1999 the S.C. has issued Resolution No. 4,269/99, which established the S.C.’s final determination of the impact of the tariff restructuring as an excess in revenues of 18 million pesos, in currency units of that date, (which had previously been provisionally determined by the S.C. in 14 million pesos). In accordance with Resolution No. 18,968/99, the S.C.’s Resolution No. 4,269/99 also states that the S.C. will determine the form and time of implementation of the future rate reduction to compensate such excess revenues. The Company has filed an appeal for revision of this resolution, on the grounds that the calculation method used by the S.C. to determine the impact of the tariff restructuring established by Decree 92/97 has defects and should be challenged. As of the date of these financial statements, such appeal has not been resolved.

In the opinion of the Company’s Management and its legal counsel, the outcome of these issues could exclusively affect the maximum rates for future services that the Company is authorized to charge its customers regarding services, areas, or customers in which the government did not declare the existence of effective competition. Therefore, in the opinion of the Company’s Management and its legal counsel the outcome of these issues will not have a negative impact upon the Company’s financial position or a significant adverse effect on its results of operations.

12. LAWSUITS AND CLAIMS

a)	Labor lawsuits attributable to ENTel

The Transfer Contract provides that ENTel and not Telefónica is liable for all amounts owing in connection with claims based upon ENTel’s contractual and statutory obligations to former ENTel employees, whether or not such claims were made prior to the Transfer Date if the events giving rise to such claims occurred prior to the Transfer Date. However, using a theory of successor enterprise liability that they assert is based upon generally applicable Argentine labor law, certain former employees of ENTel have brought claims against Telefónica, arguing that neither the Transfer Contract nor any act of the National Executive Power can be raised as a defense to Telefónica’s joint and several liability under allegedly applicable labor laws.

In an attempt to clarify the issue of successor liability for labor claims, Decree No. 1,803/92 was issued by the National Executive Power. It states that various articles of the Work Contract Law of Argentina (the “Articles”), which are the basis for the foregoing claims of joint and several liability, would not be applicable to privatizations completed or to be completed under the State Reform Law. Although the issuance of Decree No. 1,803/92 should have been seen as favorable to the Company, it did not bring about a final solution to the above claims. In effect, in deciding a case brought before it, the Supreme Court of Justice upheld the provisions of the law and declared the Decree inapplicable.

As of December 31, 2003, the claims filed against the Company including accrued interest and expenses with respect thereto totaled approximately 91 million pesos (in original currency). The Company has not booked an accrual for possible adverse judgments in such legal actions since: (a) in the Transfer Contract, ENTel has agreed to indemnify the Company in respect of such claims and (b) the Argentine Government has agreed to be jointly and severally liable with ENTel in respect of such indemnity obligations and has therefore authorized the Company to debit an account of the Government at Banco Nación Argentina for any amount payable by the Company. Under the Debt Consolidation Law, ENTel and the Argentine Government may discharge their above-described indemnity obligations by the issuance to the Company of 16-year bonds. As of December 31, 2003 the Company has paid approximately 6.8 million pesos (in original currency) in cash for the above-mentioned claims. The Company initiated a claim for indemnification and reimbursement in connection with this matter. The case is being argued in court, and no ruling has yet been issued.

Court decisions have followed the precedent laid down by the Supreme Court of Justice in the area of joint liability in labor matters mentioned in the second paragraph, criterion that the Company and its legal counsel consider that will apply to pending cases. Notwithstanding this and the instruments that may be used by the Argentine Government to reimburse the amounts that would be paid, given the obligation incurred by the Argentine Government in the List of Conditions and in the Transfer Contract, on the one hand, and on the basis of the opinion of the Company’s legal counsel regarding the possible amount for which existing claims may be resolved, on the other, in the opinion of the Company’s Management and its legal counsel the final outcome of the issue should not have a material impact on the Company’s results of operations or financial position.

b)	International Telecommunication Union Debt

On July 29, 2003, Telefónica received a communication sent by the National Communications Commission (“CNC”) requesting Telefónica and Telefónica Larga Distancia de Argentina S.A. (“TLDA S.A.”) a company currently merged with the Company, to deposit 51 million pesos (that includes principal and interest as of July 31, 2003), which, according to such note, corresponds to the savings obtained, plus interest, by such companies as reductions in employers’ social security contributions approved by Decree No. 1,520/98 and supplementary standards, that were applied to the salaries of such companies’ personnel in the period April 1999 through June 2001. Pursuant to Resolution S.C. 18,771/99, these savings were to be applied to the execution of programs or promotional projects in the framework of the presidential initiative argentin@internet.todos, to be managed by the International Telecommunications Union (UIT). Telefónica both with respect to its own operations and as successor of the rights and obligations of TLDA S.A. has recorded a liability related to these savings for the outstanding principal, amounting to 21 million pesos (see note 3.1.j), which Telefónica understands is its total liability as of December 31, 2003. In the opinion of the Company’s Management and its legal counsel, Telefónica has solid grounds to hold that this liability should not be considered in delinquency and so was reported to the CNC in a note dated August 13, 2003 in which it challenges the settlement made by such agency and a remanding of proceedings.

c)	Other

Consumidores Libres initiated a legal action against the Company, Telecom S.A., Telintar and the Federal Government. The object of this action is to declare the nullity, unlawfulness and unconstitutionality of all standards and rate agreements issued since the Transfer Contract, the Cooperative’s object being to have the rates of the basic telephone service reduced and the amount supposedly collected in excess refunded, limiting them in such a way that the Licensees’ rate of return should not exceed 16% per annum on the assets as determined in point 12.3.2 of the List of Conditions approved by Decree No. 62/90. Also, other points of the Company’s contracting policy have been called into question.

After analyzing the claim, the Company’s legal counsel contested it, petitioning that it should be dismissed on the grounds that it fails to state a claim with a basis in law. The court of original jurisdiction ruled in the Company’s favor, but this resolution was revoked by the Court of Appeals that resolved that the claim must not be dismissed but must be substantiated at the court of original jurisdiction. None of these courts have yet ruled on the substance of the claim. Through its legal counsel, the Company filed an appeal to the Supreme Court of Justice against the Appeal Court’s resolution, which was denied. The Company subsequently filed an appeal of such denial with the Supreme Court of Justice and a decision regarding such matter is pending.

In this scenario, on October 4, 2001, Court Room IV of the Federal Appellate Court on Administrative Contentious Matters of the City of Buenos Aires awarded a precautionary measure requested by the plaintiff ordering the Federal Government, the Company and Telecom S.A. “to refrain from applying the corrections set forth in Section 2 of the Agreements approved by Decree No. 2,585/91 until final judgment is rendered in the case”, which meant that the rates could not be adjusted by the U.S. Consumer Price Index.

The Company appealed such decision before the Argentine Supreme Court of Justice rejecting the arguments stated therein. No decision on the appeal has been rendered as of the date of these financial statements.

In the opinion of the Company’s Management and its legal counsel, it is unlikely and remote that the resolution of this issue could have a negative effect on the results of the Company’s operations or its financial position.

13. NEGOTIABLE OBLIGATIONS

As of December 31, 2003, there are seven negotiable obligations issues outstanding:

Issuance Month/Year	Face Value (in millions)	Term (in years)	Maturity Month/ Year	Rate per annum (%)	Use of proceeds
11/94	US$79 (d)	10	11/2004	11.875	a)
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4	4	07/2006	9.875	b)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$220	7	11/2010	9.125	b)
08/03	$0.1 (c)	8	08/2011	10.375	b)
08/03	US$148.1	8	08/2011	8.85	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities.
c)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.
d)	Net of US$ 2 million called in December 2003.

The prospectuses related to the issuance of these negotiable obligations describe the issuance conditions in detail. The main stipulations concern: a) commitment of the Company not to create liens, except certain permitted liens, over its present or future assets or revenues, unless the Company’s commitments under the negotiable obligations meet certain requirements; b) conditions for the early redemption of the issuance and c) events of default whereby the note holders could accelerate the due dates, such causes being, among others, failure to pay on the securities, default on other debts in amounts equal to or exceeding US$ 20 million, attachments which in the aggregate exceed US$ 10 million, etc. On July 22, 2003, the meetings of the Company’s noteholders approved the amendments to the terms and conditions of the notes issued in 1994 and 1998 in order to delete substantially all the events of default and certain information requirements other than those related to non-payment of principal and interest.

As of the date of issuance of these consolidated financial statements, in the opinion of the Company’s Management, the Company has met all obligations arising from the agreements signed in connection with these issuances.

The Company issued negotiable obligations due in 2006 and 2008 under the Company’s Global Program, of up to US$ 1.5 billion or its equivalent and the commitments are those customary for this kind of transactions.

Negotiable obligations due in 2006 include a mandatory redemption clause at the option of holders, exercisable after July 1, 2004, if, as of July 1, 2004 the total principal outstanding amount of the Company’s negotiable obligations due in 2004, plus any other refinancing of such notes with maturity prior to July 1, 2006, were to exceed 30% of the total original principal amount of negotiable obligations due in 2004. Such mandatory redemption will not be applicable, as the percentage of notes due in 2004 upon completion of the exchange offers referred to below is 26% of the total initial principal amount.

Additionally, in September 2003, the Company purchased US$ 2 million of the issue launched in November 1994; later on December 18, 2003 the Company called those negotiable obligations; therefore, the outstanding amount under such issue as of December 31, 2003 is US$ 79 million.

Exchange of Negotiable Obligations

On May 19, 2003 the Company’s Board of Directors approved offers to exchange outstanding negotiable obligations issued by the Company and by COINTEL for new negotiable obligations issued by the Company plus a cash payment :

a) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$ 300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$ 368.5 million due in May 2008.

The holders who validly tendered their notes accounted for 73% of the total amount of the notes issued in November 1994 and a 66% of the residual amount outstanding of notes issued in May 1998. Therefore, on August 7, 2003, the Company issued new notes for a total amount of US$ 189.7 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$ 220 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and the Company paid US$ 52.1 million in cash. Additionally the Company paid US$ 12.5 million as interest accrued to that date.

b) Offer to Exchange COINTEL’s Negotiable Obligations

COINTEL’s negotiable obligations as included in the exchange offer are COINTEL’s Series A notes issued in July 1997 for US$ 225 million and Series B notes for $ 175 million, which accrue an annual nominal interest rate of 8.85% and 10.375% respectively.

On August 7, 2003, the Company issued negotiable obligations for US$ 148.1 million due in August 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$ 24 million and $4.6 million (plus US$ 0.2 million and $0.1 million as interest accrued to that date) in exchange for COINTEL’s negotiable obligations (Series A and Series B). In addition, the Company issued $0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for COINTEL’s Class B notes. Additionally, as described in note 14, the Company transferred COINTEL’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in TASA’s short-term financial debt to TISA.

The shareholders’ meeting held on June 26, 2003 approved the issuance of the new negotiable obligations under the scope of the above exchange offers.

The shareholders’ meeting held on December 19, 2003 approved a global program of simple negotiable obligations not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

14. FINANCING

The Company has followed a financing policy that has combined the use of internally generated funds with the use of third-parties and majority shareholder financing. As of December 31, 2003, Telefónica’s current assets are lower than current liabilities in 1,853 million pesos, the latter including approximately 62% (US$ 538 million) of debt owed to the Company’s indirect controlling company.

The Company’s general financing policy is to cover future fund needs to continue its investment plan and repay short and long-term debt mainly with funds generated by the operations plus, if possible depending on the evolution of the economic situation and current economic policies, bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables.

However, owing to the macroeconomic situation described in note 2.6 as of the date of issuance of these financial statements, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, to meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Since early December 2001, Argentine authorities implemented a number of monetary and currency exchange control measures that mainly included restrictions on the withdrawal of funds deposited with banks and tight restrictions for making transfers abroad, with the exception of those related to foreign trade and other authorized transactions, most of which have been eliminated as of the date of these financial statements (see note 2.6).

As of December 31, 2003, Telefónica has financial and banking debt for the equivalent of 4,420 million pesos, of which 2,482 million are classified as non-current in the balance sheet and relate to agreements that provide for immediate settlement, after the implementation of certain steps, of the amounts outstanding in the event of default of other obligations.

On the other hand, TESA (TISA’s parent company) has advised the Company that, as of the date of issuance of these financial statements, it was still evaluating the Argentine macroeconomic context and analyzing financing alternatives for the Company, including the possibility of refinancing or not over long-term its current loans to the Company and, if necessary, providing additional financing.

Consequently, the Company’s ability to meet its short term liabilities will depend on the indirect controlling company’s continued refinancing of the loan granted to the Company, or the obtainment of other financing from related or unrelated parties, which to date is not available in sufficient amounts.

Should no financing alternatives be available for the Company or should the Company not succeed in obtaining refinancing, the Company would not have sufficient funds available to meet its current liabilities (including those disclosed as current on the balance sheet as of December 31, 2003 and such liabilities that would turn into current payables if creditors claimed a default) payable to local and foreign creditors.

Although the Company will continue to make its best efforts to obtain such financing, which up to date have had favorable results through the obtainment of waivers from creditors, the exchange of long-term debt (see note 13) and short-term refinancing, as of the date of issuance of these financial statements it is not possible to assure what the result of such negotiations will be and, consequently, that the Company will be able to settle its current liabilities in the normal course of business and maintain its normal operations.

- Long-term bank financing

The Company has borrowed funds from major financial institutions in an amount equivalent to 314 million pesos as of December 31, 2003. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests on its assets or on present or future revenues, other than certain permitted encumbrances or unless certain predetermined conditions are met.

Additionally, the Company uses other long-term bank credit lines to finance imports from different commercial banks.

- Other financing – Related Parties

As of December 31, 2003, Telefónica and its controlled company owed, approximately 1,576 million pesos (about US$ 538 million) to related parties, which mature between January and August, 2004 and accrues interest at one-month LIBOR plus 8% per annum (see note 16.3). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The related party creditors have advised the Company that until September 20, 2004,: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditors as an event of anticipated maturity; and (ii) the creditors shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of the Company or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of February 10, 2004, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, the Company and TISA entered into an agreement whereby the former immediately assigned to TISA the title to and all credit rights arising from COINTEL’s negotiable obligations acquired by the Company under the Offer to Exchange TASA-COINTEL’s negotiable obligations upon consummation of the Offer to Exchange COINTEL’s notes for the Company’s new notes as described in note 13.b) (“Offer to Exchange TASA-COINTEL”), with the notes being immediately and unconditionally accepted by TISA.

Simultaneously with the assignment of credits mentioned above, the Company settled a portion of the Company’s financial debt (principal) to TISA as of that date for an amount equal to: i) the amount of the nominal value of COINTEL’s negotiable obligations denominated in U.S. dollars and acquired by the Company; plus (ii) the amount of the nominal value of COINTEL’s notes denominated in pesos acquired by the Company, converted to U.S. dollars at an exchange rate of US$ 1 = $ 3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by the Company to the holders of COINTEL’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on COINTEL’s negotiable obligations denominated in pesos the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange TASA- COINTEL’s notes. In addition, the Company paid the interest accrued and unpaid in cash to TISA under the principal debt to TISA settled by the Company as described above.

Pursuant to the exchange transaction described in note 13.b), in August 2003 the Company assigned as principal at maturity plus unpaid accrued interest paid by the Company, an amount equivalent to US$ 174 million of COINTEL’s negotiable obligations (Series A and B) to TISA thereby reducing financial debt of the Company with TISA in an equivalent amount.

15. PATRIOTIC BOND AND TAX CREDIT CERTIFICATES

15.1	PATRIOTIC BOND

In May 2001, under the scope of Decree No. 424 from the National Executive Power dated April 10, 2001, Joint Resolution No. 63/01 (Treasury Secretary) and 23/01 (Finance Secretary), as supplemented, the Company executed a Patriotic Bond subscription commitment (bond issued by the Argentine Government) for a total amount of US$ 30 million, which was completely paid in that month. This bond is denominated in U.S. dollars, is made out to bearer, and is negotiable in local and foreign stock markets. It will be amortized in 5 equal and successive quarterly installments payable from May 11, 2003 through May 11, 2004. It accrues interest equivalent to the average obtained from the 30 days immediately preceding each monthly interest period (including the first day of each period) of the BCRA survey for fixed-term deposits in private banks with a term from 30 to 35 days and higher than US$ 1 million, plus an annual 4.95%, payable on a monthly basis past the due date. Issuance clauses allow using this security to pay federal taxes in the event that amortization and /or interest are not paid by the provided due dates. Since the Federal Government has not paid off since January 2002 the related interest on such bond, the Company compensated such interest against taxes until the suspension described below. As of December 31, 2003 this bond has been disclosed under “Other receivables” in view of the use intended to be made of it.

Under Decree No. 1,657/02, the National Executive Power arranged to suspend from September 6, 2002 the payment of national tax liabilities with public debt securities, one of which is the Patriotic Bond. Subsequently, Decree No. 2,243/02, established an 80 million pesos quota for the application of tax credits originated in the interest coupons related to the public debt securities previously mentioned. In allotting this quota, the Treasury Secretary implemented monthly tenders in which the holders of the above-mentioned securities could file bids to the Treasury Secretary for cancellation of national tax liabilities. Under that regime, the Treasury Secretary was in charge to allot the quota among such bids that proposed the largest amount of pesos until completing the referred quota. Through Decree No. 1,264/03 published by the Official Bulletin on May 22, 2003, the principal coupons corresponding to such bonds were included in the regime established by Decree No. 2,243/02. As concerns overdue and unpaid outstanding principal coupons, the Company adopted the same policy as with interest coupons, by including them in the above mentioned tender and quota mechanism.

However, the tender regime described above has been suspended as from October 2003, as a result of Resolutions Nos. 134, 165 and 186 by the Treasury Secretary. The last resolution mentioned above established the suspension of the tender regime for a term of 60 days counted as from the date of the publication in the Official Bulletin on November 26, 2003. Pursuant to the above mentioned Resolution, N° 186, in effect until January 28, 2004, the Company has not been able to utilize the interest or principal on its Patriotic Bond to obtain tax credits as from October 2003.

The Company has valued and disclosed its holding of the Patriotic Bond taking into account the events mentioned in the previous paragraph and considering that the Argentine Government has included it on the listing of bonds eligible for sovereign debt restructuring (see note 2.4.c).

15.2	TAX CREDIT CERTIFICATES

During August 2001 and under the legal framework of Decree No. 979/01, the Company signed a TCC subscription agreement for a total amount of US$15 million, which was fully paid. Under the provisions of Decrees No. 410/02 and No. 471/02, as from February 3, 2002, these certificates, originally denominated in U.S. dollars, were converted into pesos at the $1.40 = US$1 exchange rate (increasing the amount of the subscription to 21 million pesos), the CER being effective as from that date (the mentioned benchmark amounts to 46% as of December 31, 2003). Such book entry certificates accrue interest at a maximum annual nominal rate of 2% (as from February 3, 2002, under Decree No. 471/02) on the original nominal value balances and may be compensated at their technical value against VAT or income tax or any other substituting or replacing tax, both for payment of tax returns and for prepayments. Such tax obligations may be honored by compensating 25% of the total of such certificates upon each expiration date as from January 1, 2003, July 1, 2003, January 1, 2004 and July 1, 2004. Those TCC not totally or partially used in the manner foreseen above may be applied, after 1 year has elapsed from each of such dates, to settle other tax liabilities payable to the AFIP, whether own or third parties’. After expiration of 90 days after each of the dates mentioned above and until December 31, 2006, any unused tax credit certificate will be freely transferable, whether fully or partially. The Federal Government may redeem, fully or partially, any unused amount of the TCC after June 30, 2005, at their technical value as of the prepayment date. Otherwise, any unused balance of the TCC as of December 31, 2006, will be prepaid by the Federal Government at their technical value as of that date.

The procedure for application of tax credit certificates issued under Decree No. 979/01 was published in the Official Bulletin and came into effect on January 23, 2003, through Resolution No. 38/2003 of the Ministry of Economy.

The tax authorities have regulated the above measure mentioned by issuing Resolution No. 1,433/03 published in the Official Bulletin on February 4, 2003. This resolution regulates the requirements, formalities and conditions to be met to use TCC to settle tax liabilities.

In conformity with such regime, in February 2003, August 2003 and February 2004, the Company settled tax liabilities by applying the total amount of tax credit certificates corresponding to the first, second and third installment.

16. PARENT COMPANY AND COMPANIES RELATED TO THE PARENT COMPANY

16.1.	COINTEL

COINTEL is the controlling shareholder of the Company, as it holds approximately 64.8% of the capital stock as of December 31, 2003. COINTEL, therefore, has the votes required to prevail in shareholders’ meetings. COINTEL owns class A shares representing 62.5% and 40.2 million class B shares representing 2.3%.

In addition, on December 15, 2000, TESA acquired the majority interest of the capital stock of COINTEL. Consequently, TESA indirectly controls 98% of the voting rights of the Company’s outstanding shares.

On May 28, 2001 the National Executive Power issued Decree No. 677/01 which provides that any minority shareholder (that verifies the tenancy of stock as of the date of the decree) may demand that TESA make a purchase offer to the Company’s minority shareholders, in which case, the controlling shareholder could make an acquisition statement of the Company’s capital stock owned by third parties or make a tender offer of such company’s shares. Such acquisition offers or statements may be carried out by providing an exchange option for controlling shareholders’ listed shares. Should any of the above mentioned transactions be conducted, once the acquisition has been completed and the procedure established has been met, the Company would be automatically left outside the share public trading and listing system. However, the Company’s negotiable obligations would still remain inside such system.

In 1997, some of the common shareholders of COINTEL, who, as of the date of issuance of the financial statements, owned an 83.36% equity interest in COINTEL executed an agreement to regulate certain corporate decisions such as the dividend policy or preferential rights held by some of them (members of the consortium, as defined in the Transfer Contract, and its affiliates) to provide goods and services under terms equal or more favorable than those offered by third parties. The Company made certain transactions with COINTEL shareholders and companies related thereto including the services rendered by TESA (the “operator”) and those rendered by third parties related to the shareholders of COINTEL (see note 16.3).

16.2. COMMITMENTS RELATED TO TCP S.A.

In July 1999, the Company provided to the Argentine Government for the benefit to TCP S.A. performance guarantees under the PCS licenses obligations in the amounts of US$22.5 million individually and $45 million jointly with Telecom S.A. until December 31, 2001. As informed by TCP S.A., the duties arising from its PCS licenses have been complied with. As of the date of issuance of these financial statements, the CNC has not completed the technical audit related to the performance guarantees mentioned above. The outstanding performance guarantees denominated in foreign currency have been converted into pesos.

16.3. OUTSTANDING BALANCES AND TRANSACTIONS WITH PARENT COMPANY AND RELATED COMPANIES (restated as described in note 2.2)

During the year ended December 31, 2003 and 2002, the following transactions were made with the controlling shareholder of the Company and companies related to the parent:

	December 31, 2003	December 31, 2002
Management Fee
Telefónica S.A. - Sucursal Argentina	86	126

Net income (loss) from goods and services
TCP S.A.	101	116
TDA S.A.	38	32
Atento Argentina S.A. (“Atento S.A.”)	(11)	(13)
Telefónica Ingeniería de Seguridad S.A.	(4)	(4)
Telefónica Data USA	(1)	(3)
Telefónica S.A. – Sucursal Argentina	(7)	—
Pléyade Argentina S.A.	1	—
Telefónica del Brasil	1	—
Telefónica Procesos y Tecnología de la Información	(3)	(1)
Telefónica Investigación y Desarrollo S.A.	(2)	(1)
Emergia Argentina S.A. (“Emergia S.A.”)	5	5
Emergia Uruguay S.A.	2	—
Adquira Argentina S.A. (“Adquira S.A.”)	(2)	—
C.P.T. Telefónica Perú	(1)	(7)
Telefónica S.A. (“TESA”)	(2)	(6)
Televisión Federal S.A.	(4)	(1)
CTC Mundo S.A.	(2)	2
Terra Network Argentina S.A.	(1)	(1)
Telefónica Sistemas S.A.	—	(1)

	108	117

Net financial charges
TISA	(210)	(314)
TCP S.A.	—	2
Telefónica Holding de Argentina S.A.	—	1
Compañía Internacional de Telecomunicaciones S.A. (“COINTEL”)	—	2
Atento S.A.	1	—

	(209)	(309)

Purchases of good and services
Telefónica Procesos y Tecnología de la Información	—	25
TDA S.A.	7	—

	7	25

Balances of Telefónica and Telinver with the Operator (TESA) and other COINTEL shareholders and related companies as of December 31, 2003 and 2002 are:

	December 31, 2003	December 31, 2002
ASSETS
Trade receivables

CTC Mundo S.A.	3	6
Emergia Argentina S.A.	1	5
Katalyx Argentina S.A.	1	—
Atlántida Comunicaciones S.A. (“ATCO”)	—	1
Adquira S.A.	1	—
C.P.T. Telefónica Perú	1	—
Emergia Uruguay S.A.	1	—

Total Trade receivables	8	12

Other receivables

TCP S.A.	—	4
TDA S.A.	40	27
COINTEL	—	3
Telefónica Gestión de Servicios Compartidos S.A. (“T-Gestiona S.A.”)	4	5
TYSSA S.A.	—	1
Adquira S.A.	—	1
Telefónica Media Argentina S.A. (“Temarsa S.A.”)	2	—
Atento S.A.	7	4

Total Other receivables	53	45

TOTAL ASSETS	61	57

	December 31, 2003	December 31, 2002
LIABILITIES
Trade Payables

TESA	3	4
Telefónica S.A. – Sucursal Argentina (1)	76	76
Emergia S.A.	68	70
Telefónica Procesos y Tecnología de la Información	4	27
Emergia Uruguay S.A.	—	11
Telefónica Servicios Audiovisuales	1	1
C.P.T. Telefónica Perú	1	4
Televisión Federal S.A.	1	—
Telefónica Investigación y Desarrollo S.A.	5	1

Total Trade Payables	159	194

Bank and Financial Liabilities

TISA (2)	1,576	3,020

Total Bank and Financial Liabilities	1,576	3,020

Other Payables

TESA	10	9
TCP S.A.	13	—
Telefónica S.A. - Sucursal Argentina	2	—
Atento S.A.	—	1

Total Other Payables	25	10

TOTAL LIABILITIES	1,760	3,224

(1)	Includes 76 million and 74 million pesos as of December 31, 2003 and 2002, respectively, corresponding to liabilities by management fee.
(2)	See note 14.

17. RULES GOVERNING THE PROVISION OF BASIC TELEPHONE AND OTHER SERVICES

As from March 1992 and in compliance with its specific functions, the CNC, formerly known as National Telecommunications Commission (“CNT”), and the S.C. have regulated certain aspects related to the basic and international telephone services such as the procedure to make claims, contracting billing and service quality, some of which have been the object of appeals by the Company.

Under Resolution No. 983/2002, the CNC imposed a penalty on the Company consisting of a fine of 680,000 pesos for alleged breach of the General Basic Telephone Service Regulations (“GBTSR”), and further imposed on it several other related obligations on the Company, mainly related to the restitution of those services affected by stolen cables. The referred penalty was appealed by the Company. In the opinion of the Company’s Management and its legal counsel, the referred breach lacks of legal grounds for the sanction to succeed, as: a) the theft of cables is an event of force majeure that releases the Company from liability; b) the Company had reinstated more than 90% of the services affected by theft; c) there were sufficient public telephones installed and in operation in the affected areas so as to warrant effective service supply, and certain steps had been taken with the security forces so as to safeguard the integrity of the cables; d) the Company was reimbursing customers for non-service days and had timely answered each of the CNC’s requests for information.

In the context of the transition to competition in telecommunications, the National Executive Power and the S.C. have issued the following resolutions:

•	National Executive Power Decree No. 764/00, which approved the Rules for granting of Licenses for Telecommunications Services, the Rules for Interconnection and the Rules for Management and Control of Radioelectric Spectrum, that constitute the current regulatory framework applicable to the Company (see note 1.).

•	Decree No. 764/00 repealed, among others, Resolutions No. 18,971/99 and No. 16,200/99 and approved the new Universal Service rules and regulations to promote the access to telecommunications services by customers either located in high-cost access or maintenance areas, or with physical limitations or special social needs. Such rules and regulations effective from January 1, 2001, establish that the deficit for the provision of these services by the Company will be through a “Universal Service Fund”, to be financed by all telecommunications providers (including the Company) through the payment of 1% of total revenues for telecommunications services. As of the date of these financial statements, the S.C. has not yet ruled on the mechanism by which the Company should recover the cost incurred for rendering these services.

•	The S.C. issued Resolution No. 18,927/99, establishing, once the transition to competition in telecommunications ended, the deregulation in the provision of goods, services and works required by the licensees of Basic Telephone services.

Pursuant to Resolution No. 75/2003 published in the Official Bulletin on February 6, 2003, the Ministry of Economy introduced amendments to the “Long Distance Dialing Carrier Selection Rules” approved by Resolution No. 613/2001 of the then Ministry of Housing and Infrastructure. Mobile and fixed operators must have the Dialing Carrier Selection system available within 120 calendar days following the publication of such resolution in the Official Bulletin. To date, not a single carrier has requested this service. (See note 11.1.)

18. EXECUTIVE INCENTIVE PROGRAM AND STOCK PURCHASE

On August 9, 2000, the Company decided to approve an incentive program (the “TOP” Program) initiated following a framework plan designed by TESA for certain TESA’s group executives, consisting of granting stock options of TESA (the indirect controlling shareholders of the Company) to 17 of the Company’s top executives who are bound to hold them for the Program term. During May 2001, each executive signed the incentive program agreement and bought a predetermined number of TESA shares at market price to assign them to the Program. The executives were granted a number of TESA stock options at a given strike price, adjusted for dilution, currently equivalent to 13.9420 euro per share, equal to ten times the number of shares purchased and assigned to the Program, plus a number of TESA stock options at another given strike price, adjusted for dilution, currently equivalent to 20.9106 euro per share, equal to ten times the number of shares purchased and assigned to the Program. The program term was three years during which the options may be exercised no more than three times and the last was September 25, 2003. At the end of the program, the eligible shares were 17,481, which involved a total amount of 349,620 options that corresponds to a total of 11 executives of the Company. As the listed value of TESA’s share was lower than strike prices, these options were not exercised. The total cost of the program for the Company is 2.4 million euro, based on the market value of the options on the grant date. This amount was recognized as expenses on a straight-line basis over the term of the program, in “Salaries and Social security taxes” in note 22.h).

- TESA approved a program whereby all Company employees who chose to participate acquired a number of TESA shares, which number was based on their annual compensation, for the equivalent of 5 euro per share. In addition, TESA granted the participants 26 stock options for every TESA share purchased at a strike price of 5 euro per option. The actual number of options eligible for exercise depends on the appreciation, if any, of the stock price of TESA over the reference value established at 20.50 euros, (originally 24.50 euros). The program term is four years and participating employees may exercise the options granted on three different occasions during such four-year term.

The benefits under this program are contingent on the participants continued employment with the Telefónica group, i.e. they may not unilaterally and voluntarily terminate their employment with the group before the exercise date without losing the benefits under the program. Since the above benefits are granted by TESA directly, this program does not involve any expenditure to the Company. The options under the program corresponding to Telefónica and Telinver’s personnel as of December 31, 2003 and 2002 total 2,504,580 and 2,679,820 respectively, involving a total amount of shares of 96,330 and 103,070 as of those dates.

19. RESTRICTED ASSETS

Pledged shares of INTELSAT

Under the agreement signed between the Company and Intelsat U.K., a company registered under the laws of England, the common shares held by the Company in Intelsat have been pledged as collateral for the payment of the obligations arising in relation to segment capacity utilized. The Company retains its voting and dividend rights on such shares as long as the Company does not incur in any event of default.

In the opinion of the Company’s Management, the above mentioned restriction will not have a significant effect on the Company’s operations.

20. BUSINESS SEGMENT INFORMATION

On the basis of the nature, production process, distribution method and differential regulations, for the purpose of the information requested by Professional Accounting Principles, the Company has identified two reportable segments: i) related to the Company’s telecommunications activities, regulated by the S.C. and the CNC, and derived from the use of the network and related equipment: the supply of telecommunications services segment, which includes Telefónica’s operations and ii) the publication of telephone directories (Yellow Pages) and call centers operations segment included in Telinver’s operations.

	Basic Telephony Services		Yellow Pages Services and Call Centers	Consolidation Adjustments / Reclassifications (1)	Total
December 31, 2003

Net revenues to unaffiliated customers	2,683		67	—	2,750
Net intersegment revenues	12		1	(13)	—

Total Net Revenues	2,695		68	(13)	2,750

Net Income	394		11	—	405

Depreciation and Amortization on fixed and intangible assets	1,304		5	—	1,309

Investment on Fixed and Intangible Assets	205		—	—	205

Total Assets	8,209		111	(7)	8,313

Total Liabilities	5,397	(2)	145	(7)	5,535

Investments in equity method investees	2		—	—	2

(1)	Corresponding to elimination of intersegment balances and operations.
(2)	Net of the liabilities related to the Telefónica’s investment in Telinver.

21. ACCOUNTING PRINCIPLES APPLIED

These consolidated financial statements are presented on the basis of accounting principles generally accepted in Argentina approved by the CPCECABA, as adopted by the CNV. Certain accounting practices applied by the Company do not conform with generally accepted accounting principles in the United States of America.

22. OTHER FINANCIAL STATEMENT INFORMATION

The following tables present additional consolidated financial statement disclosures required under Argentine GAAP

a)	Fixed assets

b)	Intangible assets

c)	Investments in shares, securities issued in series and holdings in other companies

d)	Other investments

e)	Allowances and accruals

f)	Cost of services provided

g)	Assets and liabilities in foreign currency

h)	Expenses incurred

a) Fixed Assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases (1)	Net retirements	Transfers	Amounts at the end of year
Land	117	—	—	—	117
Buildings	1,738	—	(2)	4	1,740
Switching equipment	4,142	—	(25)	14	4,131
Transmission equipment	3,686	—	(3)	113	3,796
Network installation	7,537	—	—	6	7,543
Telephones, switchboards and booths	626	17	(20)	3	626
Furniture, software and office equipment	1,000	17	—	16	1,033
Automobiles	32	2	(7)	—	27
Construction in process	229	130	—	(144)	215
Materials	103	21	(35)	(12)	77
Prepayments to vendors	11	(1)	—	—	10

Total	19,221	186	(92)	—	19,315

	Depreciation					Net book value at the end of year
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements	Accumulated at the end of year
Land	—	—	—	—	—	117
Buildings	452	50	45	(2)	495	1,245
Switching equipment	2,989	10	337	(25)	3,301	830
Transmission equipment	2,169	10	322	(3)	2,488	1,308
Network installation	3,655	15	436	—	4,091	3,452
Telephones, switchboards and booths	587	5	42	(20)	609	17
Furniture, software and office equipment	861	1 - 3	103	—	964	69
Automobiles	32	5	—	(7)	25	2
Construction in process	—	—	—	—	—	215
Materials	—	—	—	—	—	77
Prepayments to vendors	—	—	—	—	—	10

Total	10,745		1,285	(57)	11,973	7,342

(1)	Includes capitalized interests in construction in process amounts to 8. See (note 2.4.g).

a) Fixed Assets (Cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original value
Main account	Amounts at beginning of year	Increases (1)(2)	Net retirements (3)	Transfers	Amounts at the end of year
Land	119	1	(3)	—	117
Buildings	1,733	1	(4)	8	1,738
Switching equipment	4,062	—	—	79	4,141
Transmission equipment	3,411	—	—	276	3,687
Network installation	7,319	—	—	218	7,537
Telephones, switchboards and booths	624	11	(17)	8	626
Furniture, software and office equipment	948	16	—	36	1,000
Automobiles	47	—	(15)	—	32
Construction in process	756	127	(3)	(651)	229
Materials	115	22	(60)	26	103
Prepayments to vendors	9	2	—	—	11

Total	19,143	180	(102)	—	19,221

	Depreciation					Net book Value at the end of year
Main account	Accumulated at beginning of year	Useful life (in years)	For the year	Retirements (3)	Accumulated at the end of year
Land	—	—	—	—	—	117
Buildings	405	50	48	(1)	452	1,286
Switching equipment	2,635	10	353	—	2,988	1,153
Transmission equipment	1,857	10	313	—	2,170	1,517
Network installation	3,214	15	441	—	3,655	3,882
Telephones, switchboards and booths	556	5	47	(16)	587	39
Furniture, software and office equipment	712	1 - 3	149	—	861	139
Automobiles	47	5	—	(15)	32	—
Construction in process	—	—	—	—	—	229
Materials	—	—	—	—	—	103
Prepayments to vendors	—	—	—	—	—	11

Total	9,426		1,351	(32)	10,745	8,476

(1)	Includes capitalized interests in construction in process amounts to 8. See (note 2.4.g).
(2)	Includes 29 in construction in process corresponding to the capitalized exchange differences. See (note 2.4.g).
(3)	Includes 3 of real property intended for sale. See notes 2.4.e) and 3.1.e).

b) Intangible Assets

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Increases	At end of year
Licenses to use the Logo and trademarks	50	—	50
Assignment of rights	22	—	22
No competition clause	5	—	5
Deferred expenses	56	19	75
License (Frequencies) (1)	59	—	59

Total	192	19	211

	Amortization
Main account	At beginning of year	For the year		At end of year	Net book value
Licenses to use the Logo and trademarks	12	4		16	34
Assignment of rights	12	2		14	8
No competition clause	3	—		3	2
Deferred expenses	29	16	(2)	45	30
License (Frequencies) (1)	49	2		51	8

Total	105	24		129	82

(1)	At end of period, original cost includes 46 corresponding to “Goodwill” which net book value amounts to zero.
(2)	Includes 8 corresponding to the total amortization of the portion of expenses related to the negotiable obligations exchanged on August 7, 2003 (See note 13) as mentioned in (note 2.4.h).

b) Intangible Assets (cont.)

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	Original cost
Main account	At beginning of year	Increases	Decreases	At end of year
Licenses to use the Logo and trademarks	42	8	—	50
Assignment of rights	22	—	—	22
No competition clause	5	—	—	5
Deferred expenses	39	17	—	56
License (Frequencies) (1)	70	—	(11)	59

Total	178	25	(11)	192

	Amortization
Main account	At beginning of year	For the year	Decreases	At end of year	Net book value
Licenses to use the Logo and trademarks	9	3	—	12	38
Assignment of rights	9	3	—	12	10
No competition clause	2	1	—	3	2
Deferred expenses	22	7	—	29	27
License (Frequencies) (1)	24	28	(3)	49	10

Total	66	42	(3)	105	87

(1)	At end of year, original cost includes 46 corresponding to “Goodwill” which net book value amounts to zero.

c) Investments in shares, securities issued in series and holdings in other companies

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2003					2002
Name and features	Class of shares	Face value of shares	Number of shares or securities	Inflation adjusted cost (1)	Book Value	Book value
Current assets:

US Treasury Bills	—	—	—	—	—	5

Total current					—	5

Noncurrent assets (1):

Other investments	—	—	—	—	13	13
Subsidiaries and affiliates
E-Commerce Latina S.A. (2)	Common	$1.0	12,000	33	2	5

Total noncurrent					15	18

Total					15	23

(1)	See (note 2.4.f).
(2)	Financial Statements for the six-month period ended December 31, 2003 approved by E-Commerce Latina S.A.’s Board of Directors on January 30, 2004, with auditor’s review report by Abelovich, Polano & Asociados dated January 30, 2004, without observations.

d) Other investments

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2003	2002
Main account and features	Book value
Current investments:

Foreign currency deposits (note 22.g)	330	347
Local currency deposits	4	1
Mutual funds	2	—

Total	336	348

e) Allowance and accruals

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2003
Account	Balance at beginning of year	Increases		Decreases (2)		Balance at end of year
Deducted from current assets:
For doubtful accounts	380	66	(5)	(230	)(1)	216
For impairment in value and slow turnover	7	—		—		7

	387	66		(230)		223

Deducted from noncurrent assets:
For doubtful accounts	25	—		(17	)(1)	8
For other receivables – Impairment of Patriotic Bond (6)	—	60		—		60
For other receivables – Deferred tax assets (3)	1,660	—		(402)		1,258

	1,685	60		(419)		1,326

Total	2,072	126		(649)		1,549

Included in current liabilities:
Contingencies	3	3		(2)		4

	3	3		(2)		4
Included in noncurrent liabilities:
Contingencies	160	60		(1)		219

Total	163	63	(4)	(3)		223

	2002
Account	Balance at beginning of year	Increases		Decreases (2)		Balance at end of year
Deducted from current assets:
For doubtful accounts	621	232		(473)		380
For impairment in value and slow turnover	15	—		(8)		7

	636	232		(481)		387

Deducted from noncurrent assets:
For doubtful accounts	93	—		(68)		25
For other receivables - Deferred tax assets (3)	21	1,639		—		1,660

	114	1,639		(68)		1,685

Total	750	1,871		(549)		2,072

Included in current liabilities:
Contingencies	6	3		(6)		3

	6	3		(6)		3
Included in noncurrent liabilities:
Contingencies	195	84		(119)		160

Total	201	87		(125)		163

(1)	Includes 79 million of recovered doubtful accounts.
(2)	Include the monetary gain effect on balances.
(3)	See (note 2.4.k).
(4)	Includes 34 in Other expenses net and 29 in Financial income/loss on liabilities in the consolidated statement of operations.
(5)	Included in selling expenses in the statements of operations.
(6)	See (notes 2.4.c) and 15.1

f) Cost of services provided (1)

TELEFONICA DE ARGENTINA S.A.

FOR THE YEARS ENDED DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2003	2002
Inventories at beginning of year	22	54
Purchases	24	17
Operating expenses (note 22.h)	20	22
Holding (losses)/gains	—	(17)

Subtotal	66	76
Inventories at end of year (note 3.1.d)	(20)	(22)

Total (note 3.1.k)	46	54

(1)	Includes cost of telephone directories and telephone equipment.

g) Assets and liabilities in foreign currency

TELEFONICA DE ARGENTINA S.A.

AS OF DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2003				2002
	Amount in units of foreign currency (3)	Currency	Exchange rate	Book value in millions of pesos	Amount in units of foreign currency (3)	Currency	Book value in millions of pesos
ASSETS

Current assets
Investments
Foreign currency deposits	112	US$	2.930000	330	103	US$	347
US Treasury Bills	—	—	—	—	2	US$	5

Trade receivables	11	US$	2.930000	33	19	US$	63
	2	SDR	4.353892	8	2	SDR	8
Other receivables
Related Companies	10	US$	2.930000	30	6	US$	20
Granted Guarantees	1	US$	2.930000	3	—	—	—
Financial prepayments	4	US$	2.930000	11	4	US$	12
Prepayment to vendors (1)	3	US$	2.930000	10	2	US$	5
	1	BRL	1.072727	1	—	—	—
	3	EURO	3.683600	12	3	EURO	11
Patriotic Bond (2)	—	—	—	—	18	US$	61
Financial Instruments	—	US$	2.930000	1	—	—	—
Other	1	US$	2.930000	2	2	US$	7

Total current assets				441			539

Noncurrent assets

Investments
Other investments	4	US$	2.880000	13	5	US$	13

Other receivables
Patriotic Bond (2)	8	US$	2.930000	22	12	US$	41
Financial Instruments	1	US$	2.930000	2	—	—	—
Other	—	US$	2.930000	1	—	—	—

Total noncurrent assets				38			54

Total assets				479			593

LIABILITIES
Current liabilities

Trade payables	40	US$	2.930000	116	42	US$	143
	3	SDR	4.353892	13	5	SDR	21
	2	EURO	3.683600	8	2	EURO	9
	—		£5.225900	2	—		£1

Bank and financial payables	658	US$	2.930000	1,930	957	US$	3,248
	2	EURO	3.683600	8	2	EURO	8
	1,111		¥0.027358	30	1,116		¥32
Other payables
Related Companies	—	US$	2.930000	1	—	—	—
	3	EURO	3.683600	10	3	EURO	9
Financial Instruments	4	US$	2.930000	13	1	US$	5

Total current liabilities				2,131			3,476

Noncurrent liabilities

Bank and financial payables	784	US$	2.930000	2,298	784	US$	2,661
	19	EURO	3.683600	71	22	EURO	79
	6,742		¥0.027358	184	7,779		¥223

Other payables
Financial Instruments	7	US$	2.930000	20	9	US$	32

Total noncurrent liabilities				2,573			2,995

Total liabilities				4,704			6,471

(1)	Includes 10 and 15 in 2003 and 2002, respectively, corresponding to prepayment to vendors for purchases of fixed assets and materials.
(2)	See (note 3.1.c)
(3)	Includes figures less than a million.

US$:	US dollars	EURO:	European Currency
¥:	Yens	SDR:	Special Drawing Rights
£:	Pounds	BRL:	Brazilian Reals

h) Expenses incurred

TELEFONICA DE ARGENTINA S.A.

FOR THE FISCAL YEARS ENDED DECEMBER 31, 2003 AND 2002

(amounts stated in millions of Argentine Pesos, restated as described in note 2.2)

	2003						2002
	OPERATING EXPENSES
ACCOUNT	TELECOMMU- NICATIONS SERVICES	TELEPHONE DIRECTORIES	ADMINIS- TRATIVE EXPENSES	SELLING EXPENSES	OTHER EXPENSES NET	TOTAL	TOTAL
Salaries and social security taxes	258	8	50	43	—	359	431
Other Payroll expenses	2	1	5	1	—	9	9
Fixed assets depreciation	1,177	—	91	17	—	1,285	1,351
Fees and payments for services	293	7	135	73	—	508	566
Directors’ and statutory auditors’ fees	—	—	4	—	—	4	3
Insurance	—	—	13	—	—	13	15
Material consumption and other expenditures	49	—	4	5	—	58	85
Management fee	77	—	9	—	—	86	126
Transportation	11	1	1	1	—	14	17
Taxes	34	—	3	10	—	47	49
Rentals	40	2	5	3	—	50	87
Commissions	—	—	—	22	—	22	29
Allowance for doubtful accounts	—	—	—	66	—	66	232
Recovery of doubtful accounts	—	—	—	(79)	—	(79)	—
Net book value of fixed assets retired	—	—	—	—	—	—	6
Intangible assets amortization (1)	5	—	3	—	—	8	35
Employee terminations	—	—	—	—	42	42	53
Tax on checking account credits and debits	—	—	29	—	—	29	46
Other	—	1	—	1	29	31	94

Total December 31, 2003	1,946	20	352	163	71	2,552

Total December 31, 2002	2,181	22	436	442	153		3,234

(1)	Not including 16 and 7 in 2003 and 2002, respectively, corresponding to depreciation of deferred expenses, which are exposed in financial income/(loss)

Telefónica de Argentina S.A.

Operating and Financial Review and Prospects

The following discussion should be read together with the consolidated financial statements of Telefónica de Argentina S.A. (the “Company” or “Telefónica”) for the years ended December 31, 2003 and 2002. Those financial statements have been prepared in accordance with Argentine generally accepted accounting principles, which differ in certain respects from U.S. generally accepted accounting principles (see note 2.2, 2.3 and 2.4 to the consolidated financial statements).

Critical Accounting Policies

This information summary is based upon the Company’s consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in Argentina with the amendments approved by the National Securities Commission (Comisión Nacional de Valores, “CNV”). The preparation of financial statements in accordance with generally accepted accounting principles requires the Company’s Management to make estimates and assumptions. Ultimate results could differ from those estimated if the Company’s estimates or assumptions used in those estimates do not actually occur.

The Company believes the following represents its critical accounting policies. The Company’s accounting policies are more fully described in Notes 2, 14 and 15 to its consolidated financial statements. The most critical accounting policies adopted in preparing the consolidated financial statements according to accounting principles generally accepted in Argentina relate to:

•	the effect of the assumption that the Company will continue as a going concern on the valuation and classification of assets and liabilities;

•	the assumption that the Company will not default in the payment of its debt, with regard to the classification of its noncurrent debt;

•	the appropriateness of depreciable lives for each category of fixed assets.

The Company believes that the accounting estimate related to the establishment of asset depreciable lives is a “critical accounting estimate” because: (1) it requires its management to make assumptions about technology evolution and competitive uses of assets, and (2) the impact of changes in these assumptions could be material to its financial position, as well as its results of operations. Company’s Management assumptions about technology and its future development require significant judgment because the timing and impacts of technology advances are difficult to predict.

•	the evaluation of fixed assets and finite life intangibles for impairment whenever indicators of impairment exist.

Generally accepted accounting principles in Argentina require that the recorded value of assets be evaluated for impairment against its recoverable value, which for a long lived asset is generally defined as its economic use value.

According to those accounting standards, if an impairment indicator is present, the Company must assess whether the carrying amount of the asset is recoverable by estimating the sum of the future cash inflows less the future cash outflows expected to obtain from the asset, undiscounted and without interest charges. If the carrying amount is greater than the recoverable amount, an impairment charge must be recognized, based on the fair value of the asset. The Company uses the expected cash flow method in accordance with accounting principles in Argentina. The Company believes that the accounting estimate related to asset impairment is a “critical accounting estimate” because: (1) it requires its management to make assumptions about future revenues and costs over the life of the asset; and (2) the impact of recognizing an impairment could be material to its financial position, as well as its results of operations. Management’s assumptions about future revenues require significant judgment because actual revenues have fluctuated in the past and may continue to do so especially due to the pending tariff renegotiation. In estimating future revenues, the Company mainly uses its internal business forecasts and additionally any current information they may have regarding changes in significant variables affecting such forecasts. The Company develops its forecasts based on recent revenue data for existing products and services, planned timing of new products and services, the timing of tariff increases and other industry and macroeconomic factors.

The Company has estimated based on current assumptions that the carrying amount of its fixed assets for the telecommunications business of 7,329 million pesos and tax on minimum presumed income of 85 million pesos as of December 31, 2003 booked under Argentine GAAP are fully recoverable under the provisions for valuation of long-lived assets, which is based on the Company’s current estimates of future cash flows within the scope of the Transfer Contract; that will depend on the effect of the final outcome of the tariff renegotiation (see note 11.1);

•	the creation of reserves for contingencies assessed as likely by the Company’s Management, based on its estimates and in the opinion of its legal counsels (see Note 12 to the financial statements with respect to unreserved contingencies),

•	the Company’s Management assesses the recoverability of deferred tax assets on the basis of estimates. The recoverability of deferred tax assets ultimately depends on the Company’s ability to generate sufficient taxable income during the periods in which such temporary differences are expected to become deductible. In making its assessment, the Company’s Management considers the scheduled reversal of deferred tax liabilities, projected taxable income and tax planning strategy. This assessment is carried out on the basis of a series of internal projections which are updated to reflect the most recent operating trends. In accordance with the applicable accounting standards, a deferred tax asset must be recognized when its future deductibility is likely. Therefore, given the uncertainty related to the effect of the final outcome of the tariff renegotiation (see note 11.1 to the financial statements), the Company has established an allowance against its net balance of deferred tax assets, the recovery of which recoverability depends on the generation of future taxable income;

•	the creation of allowances, amounting to 224 million pesos set up mainly to cover a portion of overdue sales receivables that total 198 million pesos as of December 31, 2003, based on the Company’s estimations regarding the terms and conditions of their potential future collection; and

•	the Company has made certain assumptions with respect to debt obligations, tax credits and accounts receivable with all levels of the Argentine government (federal, provincial and municipal governments and governmental agencies) that they will be honored either through collection or by delivery of alternative instruments, or by set off against taxes owed or future taxes payable. See notes 2.5 and 15 to the financial statements. The Company’s Management has valued and disclosed its holding of Patriotic Bonds considering Argentine government’s bonds in comparable situation, actually in default, because its recoverability it’s not guaranteed actually by the suspension of the tender regime on compensation against taxes and the inclusion of that bond within the list of eligible bonds for sovereign debt restructuring. The Company’s Management can’t assure that the special conditions under which such bonds were subscribed, thereby ensuring their recoverability, will be honored (see notes 2.4. and 15. to the financial statements).

The preparation of financial statements in accordance with accounting principles in force in Argentina requires the Company’s Management to consider estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the year being reported. Final results may differ from those estimated by the Company’s Management. See notes 2.4.g), 2.4.k), 2.5, 11, 14 and 15 to the financial statements.

Among other issues, the financial statements contemplate the effects derived from economic and exchange regulations known as of the date of issuance of such financial statements. All of Management’s estimates have been prepared taking such effects in consideration. The effects of any additional action that the Government may undertake in the future will be recognized in the financial statements as Management becomes aware of them. See Note 2.6 to the financial statements.

Argentine GAAP Applied

The Governing Board of Federation of Professional Councils in Economic Sciences (“FACPCE”) approved Technical Resolutions (“TR”) Nos. 16, 17, 18, 19 and 20 introducing changes in professional accounting principles relating to valuation and disclosure. These resolutions were adopted, with certain amendments, by Professional Council of Economic Sciences of the City of Buenos Aires (“CPCECABA”) to become mandatory for the Company for the preparation of financial statements covering fiscal years beginning after January 1, 2003. These new rules were approved, with certain amendments, by the CNV in its Resolution No. 434/03 dated January 14, 2003, to be applied to the preparation of financial statements for years commencing on or after January 1, 2003 with the possibility of applying them in advance.

For that reason, the Company’s financial statements have been prepared in accordance with the accounting standards, approved by the CPCECABA and subsequently adopted by the CNV (see notes 2.2. and 2.3. to the financial statements).

On February 5, 2003, the FACPCE approved TR No. 21, which replaces TRs Nos. 4 and 5 and indicates the information to be disclosed in the financial statements with respect to related parties. On February 19, 2003, the CPCECABA approved TR No. 21 with some amendments. TR No. 21 is in force for the fiscal years beginning on or after April 1, 2003. However, it can be early adopted. As of the date of issuance of the Company’s Operating and Financial Review and Prospect, the approval of the above mentioned TR is pending by the CNV.

The main amendments introduced by the new accounting standards, in accordance with Resolution No. 434 of the CNV, applicable to the Company and to its controlled company are: a) the accounting measurement of certain receivables and liabilities at their discounted value, b) the recognition of derived financial instruments at their fair value at the date of the measurement, (c) the mandatory adoption of the deferred tax method for income tax booking purposes; and (d) new disclosure requirements of which the most significant are (i) reporting segments information, (ii) reporting of earnings per share, and (iii) presentation of comparative accounting information for interim periods.

Overview

Some of the more significant influences that have historically affected, and that continue to affect the Company’s business and its results of operations are:

•	the manner in which the Argentine Government has managed the Argentine economy and directed exchange, monetary and fiscal policies, including the manner in which it has attempted to restrain Argentine inflation;

•	the regulated nature of the Argentine telecommunications market, including a framework of decrees of the National Executive Power and various resolutions that the Telecommunications Regulatory Authority has adopted that impact the management and performance of the Company’s business and

•	the long-term strategic vision of the Company, which has guided the various steps that it has taken over the years to improve profitability and to expand and modernize its operations and prepare itself for the competitive environment.

Evolution of the current macroeconomic situation and financial system in Argentina

Following the institutional, political, economic, financial and social crisis of December 2001 which caused the National President Fernando De la Rúa to resign, after a succession of several substitutes the National Congress appointed a transition government headed by Eduardo Duhalde, who handed over power to the current national President, Néstor Kirchner, in May 2003. The presidential elections had taken place on April 27, 2003 and the candidate and former president Carlos Menem had won in the first round with only 24% of the votes, followed by Néstor Kirchner with a difference of only two points, thus requiring a run-off election. However, Carlos Menem decided to resign to his candidacy before the run-off, and his opponent automatically became winner of the election.

In November 2003 the election process was concluded. This process involved the election of provincial governors, municipal mayors, national legislators (both representatives and senators) and local legislators, who took office on December 10, 2003, and caused the Peronist Party to gain control of 16 out of 24 governorships and the alignment of Corrientes and the City of Buenos Aires. Therefore, the Peronist Party could be featured as hegemonic, as it also has absolute majority in both chambers of the National Congress.

In sum, President Kirchner’s consolidation in power, despite having been elected with only 22% of the votes, cleared the institutional scenario, and his decision to keep Roberto Lavagna as Ministry of Economy has ensured the continuation of the economic policies. In the economic field proper, there was an extremely favorable international scenario combined with enhanced prospects driven by the change of President, the foreign exchange rate stability and increased economic activity.

The high international prices of commodities boosted on the positive effect of the high exchange rate on agricultural producers, in a year with record-high crops. In addition to contributing to economic growth, this led to a significant supply of foreign currency that resulted in a decrease in the exchange rate during the year (to $2.93 per US dollar from $3.37 per US dollar). In view of the strong inflow of foreign currency and the lower demand due to the better prospects, the BCRA recurrently intervened in the market to maintain the exchange rate from $2.80 to $3.00 per US dollar, a level that continued favoring import substitution and exports. By doing so, the BCRA also managed to recompose its Liquid Reserves, which increased by US$4,000 million at year-end. Based on this exchange rate and the increase in internal demand it was estimated that the Gross Domestic Product (GDP) would grow in excess of 7% during 2003, establishing a higher threshold for economic expansion during 2004. If the current activity levels remain steady, a 3.3% growth rate is anticipated for 2004.

Although the increase in activity in early 2003 was focused on the construction, industry and agriculture sector, as the year progressed it expanded to the rest of the sectors. Since October 2003 all sectors have grown in comparison to 2002. The recovery in the activity levels was reflected in tax collections, added to the positive effect already experienced in withholding amounts. Therefore, despite the increase in expenditures the National Government ended the year with a primary surplus of 2.5% of the GDP, which exceeded the target set in the agreement entered into with the International Monetary Fund (“IMF”).

The effects of the increase in activity levels and better prospects was also reflected in the financial sector. The Merval closed above 1,000 points and had a cumulative expansion in excess of 90% in 2003. In addition to the growth forecasts, the low international interest rate was also of critical importance in the evolution of the referred stock market index. Besides, deposits also increased despite the drop in interest rates because of international interest rates and a lower perception of risk by depositors. Liquidity in the economy measured as a percentage of the GDP is near the average levels prevailing during the convertibility period.

In this context, the lower exchange rate and the continued freeze on tariff rates caused prices to change slightly: at retail levels, the inflation rate stood close to 4.0% at year-end, while at wholesale levels inflation closed the year reaching almost 2.0%.

These improvements in the economy, which occurred mainly after the May elections, still need to be supported by substantive solutions to the numerous yet unsolved problems derived from the disorderly exit from the convertibility system.

Certain adverse events also took place concurrently with the positive events mentioned above which also require the Government’s attention as they could, inter alia, hold back economic performance in the medium term, namely: (i) a strong increase in the money supply for maintaining the exchange rate; (ii) the movement of the economy is cash-dependent, due to the shortage of credit; (iii) the relationship between the price of durable goods and real property and the low salaries hampers the demand for credit; (iv) the growth in exports is mainly price-driven and focused on commodities, in particular in crops and oil sub-products; industrial exports do not react despite the high real exchange rate.

The following issues are still pending solution : (i) the restructuring of the financial system, including the closedown of institutions or the capitalization of those institutions with insufficient net worth; (ii) the elimination of the prohibition to carry out judicial foreclosures; (iii) the renegotiation of utility contracts and adjustment of rates; (iv) the double severance payment in case of dismissal; and (v) the reinstatement of a set of “rules of play” that allows to regain the investors’ confidence.

Forecasts on the exchange rate show a relative stability of the Peso against the US Dollar as compared to current levels. The supply of foreign currency due to trade surplus and the inflow and repatriation of capitals will continue to compensate the weak private demand in the exchange market and residual capital outflow, with the market being balanced by the strong intervention of the BCRA by purchasing the excess of US dollars. Real interest rates are expected to continue at low levels awaiting an acceleration in lending, and the acceptance of deposits would presumably be aimed at overcoming liquidity constraints of the commercial banks.

A further recovery in economic activity is expected for 2004, as a consequence of the greater confidence of market players and a gradual improvement in the business environment. Inflation rate would remain under control, although further increases in private salaries and potential adjustments in utility rates are anticipated for the next quarters. Therefore pass-through levels (the transfer from the devaluation rate to the inflation rate) could continue to increase, as a positive inflation rate is expected. Social and employment problems are expected to remain at high levels, but will gradually slow down as the economy continues to grow.

The following table sets forth rates of inflation, as measured by the Argentine wholesale price index and the rate of real growth of Argentine gross domestic product for the periods shown. Numbers in parentheses are negative.

	December 31,
	2003	2002
Wholesale price index (% change) (1)	2.0	118.2

(1)	Price index figures are for the years ended December 31, 2003 and 2002.

	December 31,
	2003 (3)	2002 (2)
Gross domestic product (annual % change)	7.0	(11.5)

(2)	Official data.
(3)	Projection estimated by the Company

Telecommunication Rate Regulation

Law No. 25,561 provided for: (1) the annulment of U.S. dollar or other foreign currency adjustments and indexing provisions; (2) the establishment of an exchange rate for U.S. dollar-denominated prices and rates ($1 = US$1); and (3) the authorization for the National Executive Power to renegotiate the conditions of the above mentioned contracts taking into account the following criteria: (a) the impact of the rates on the competitiveness of the economy and on the distribution of income; (b) service quality and investment plans, when such aspects are contemplated in the contracts; (c) the interest of users and access to the services; (d) the security of the comprised systems and (e) the profitability of the companies.

The National Executive Power, by means of Decree No. 293/02, dated February 12, 2002, entrusted the Economy Ministry with the renegotiation of such agreements, including agreements that govern the provision of basic telephony services. The contractual renegotiation proposals were to be submitted to the National Executive Power within 120 days after the effective date of this Decree. The Company fulfilled the filing of the information required by the Government, which included proposals to overcome the emergency.

Subsequently, various regulations were issued extending the term established for the Ministry of Economy to submit to the National Executive Power proposals to renegotiate the agreements subject to Section 8 of Law No. 25,561.

In the opinion of the Company’s Management and its legal counsel, the deep changes in the Argentine economic model experienced since the beginning of 2002, including the enactment of the Economic Emergency Law, the depreciation of the Argentine peso against the U.S. dollar, the increase of domestic prices and the de-dollarization of rates, constitute extraordinary economic events that modified the economic and legal framework established by the Convertibility Law, which have therefore significantly changed the economic and financial equation and so justify an adjustment of the rate scheme to gear with the currently prevailing circumstances, such adjustment being fully in agreement with the principles set forth in the List of conditions and the Transfer Contract, so as to ensure a regular, continued and efficient service supply.

The Transfer Contract contemplates the possibility of automatically adjusting rates in view of extraordinary unforeseen events as therein defined, or events or acts by the Government that materially affect the original economic and financial equation contemplated in the Transfer Contract. The Transfer Agreement also establishes that the Company shall receive compensation from the Argentine Government when extraordinary events take place, including Argentine Government decisions such as tariffs freezing and price controls, as well as the procedures to be applied to obtain the referred compensation.

In accordance with the foregoing, the proposal filed by the Company to the Government consists in the reinstatement of the rate scheme committed under the Transfer Contract, which provides rates denominated in pesos restated by applying the monthly CPI prevailing in Argentina, or in the case of significant differences between it and the variation of the U.S. dollar, by applying a polynomical formula that considers 40% of the monthly variation in the price of the U.S. dollar and 60% of the variation of the monthly CPI in Argentina, that had been set aside by the advent of the Convertibility Law and Decree No. 2,585/91. In addition, based on the above mentioned, the Company proposed alternative approaches to achieve that objective, in particular to manage the transition from the current rates to those resulting from the application of the Transfer Contract.

According to the Emergency Decree No. 120/03 issued by the National Executive Power on January 23, 2003, the Government may provide for interim tariff revisions on adjustments as may be deemed necessary or convenient for the purpose of ensuring the continued availability, safety and quality of services provided to users under these contracts until the process of renegotiation of public service contacts and licenses required for in the Public Emergency Law.

On January 29, 2003, the Argentine Government issued Decree No. 146/03, establishing a transitional adjustment in the electric light and gas supply rates. However, such measure has been challenged in court and has been suspended by a court order. In addition to the renegotiation process mentioned in preceding paragraphs, the Company has also applied a transitional adjustment in tariffs, but no decision has been made yet.

On July 3, 2003, through Decree No. 311/03 a Renegotiation and Analysis of Public Utilities Agreements Unit was created, which shall be headed by the Ministers of Economy and Production, National Planning, Public Investment and Services. The referred Unit will be in charge of carrying out the renegotiation process through the Renegotiation of Public Works and Services Agreements Committee created by Decree No. 293/02.

On October 21, 2003 the National Executive Power issued Law No. 25,790. This law sets forth that the term to renegotiate the agreements for public works and utilities is to be extended until December 31, 2004. The National Executive Power shall be responsible for submitting the proposals to Congress, which will have to communicate its decision within a period of 60 running days counted from the date of reception. In the event such period expired without Congress having reached a solution, the proposal shall be deemed accepted. If the proposal was rejected, the National Executive Power shall resume the process to renegotiate the respective agreement.

This rule establishes that the decisions adopted by the National Executive Power in this re-negotiation process shall not be limited to, or subject to, the stipulations contained in the regulatory frameworks currently governing the concession or licensing agreements for the respective public utilities. Renegotiation agreements may cover partial aspects of concession or licensing agreements, contain formulas to adjust such agreements or temporarily amend them and include the possibility of agreeing upon periodical reviews, as well as the establishment of conditions that must be met by the quality parameters applied to services.

If there were temporary amendments, they should be taken into consideration in the terms of the final agreements reached with concessionaires or licensees. The legal provisions do not authorize public utilities contractor or lender to suspend or alter compliance with their duties.

In the opinion of the Company’s Management and its legal counsel, in conformity with the general principles of administrative law applicable to the Transfer Contract and the List of Conditions, future tariffs are to be established at a level deemed sufficient to cover the costs of the service in order to maintain a regular, continuous and efficient supply of the telephony services as set forth in the legal framework governing the Transfer Contract. However, it cannot be assured that the Argentine Government shall adopt the Company’s position with respect to the effects of the current situation in connection with such Transfer Contract covenants. It is possible that this tariff regime shall not maintain the value of tariffs in U.S. dollars or in constant pesos with respect to any prior increase or possible future increase in the general price level. If as a result of the above mentioned renegotiation future rates evolve at a pace that does not allow restoring the economic and financial equation contemplated in the List of Conditions and Transfer Contract, such rate system would have an adverse impact on the Company’s financial condition and future results. As of the date of issuance of this Operating Financial Review and Prospect review, the Company’s Management cannot predict the final outcome of the renegotiation required by the Public Emergency Law or the tariff regime to be effective in the future or when such outcome shall take place.

In accordance with Resolution No. 72/03, in February 2003 the Ministry of Economy approved a methodology to calculate and transfer to the Company’s customers the impact of the tax on checking account transactions imposed by Law No. 25,413 paid by the Company as from the date Resolution No. 72/03 comes into force. Resolution No. 72/03 expressly refers to the Transfer Contract as the basis for the approval of such method. The Company considers that the position taken by the Ministry of Economy in this Resolution is consistent with the proposal submitted regarding its rights under the Transfer Contract. In accordance with Resolution No. 72/03, all taxes paid before that date are included in the contractual renegotiation imposed by the Public Emergency Law.

Comparison of Results of Operations for the years ended December 31, 2003 and 2002.

All references made below to 2003 and 2002 are to the Company’s for the years ended December 31, 2003 and 2002, restated as described in note 2.2 to the financial statements.

For purposes of this section, references to the “Company” are to the Company together with its consolidated affiliates.

In addition, references to “in real terms” and “in constant pesos” are to figures restated as described in note 2.2 to the financial statements. References to “in current terms” are to figures not restated by inflation.

Net Revenues

Net revenues decreased by 10.1% to $2,750 million in 2003 from $3,060 million in 2002.

As a consequence of the inflationary context in Argentina, the de-dollarization and lack of indexation of public services rates as described in “Evolution of the Current Macroeconomic Situation and the Financial System in Argentina” and “Telecommunication Rate Regulation”, the decrease in revenue was principally due to the drop of approximately 21.6% in prices measured in real terms partially offset by an increase in the consumption of sundry services and a decrease in discounts to customers and a decrease in price renegotiation with other operators.

The following table shows operating revenues in millions of pesos by category of services for the years ended December 31, 2003 and 2002 restated as described in note 2.2 to the financial statements.

	Millions of Argentine Pesos
	2003	2002	Variation
Basic telephone service
Measured service	807	922	-12,5%
Monthly basic charges (1)	666	823	-19,1%
Special services	381	396	-3,8%
Installation charges	32	40	-20,0%
Public phones	180	224	-19,6%
Access charges	323	294	9,9%
International long-distance service	105	94	11,7%
Direct Lines	83	86	-3,5%
Publishing of telephone directories	64	65	-1,5%
Other	109	116	-6,0%

Total	2,750	3,060	-10,1%

(1)	Includes basic charges and charges for supplemental services.

The main variations (in million pesos, restated as described in note 2.2) refer to:

Measured service includes revenues that the Company collects from the traffic consisting of local and domestic long-distance calls made by its own customers to other of its own customers through the Company’s network, and to customers of other operators routed through the Company’s networks as well as other operators’ networks. In this latter case, the Company bills and collects revenues from its customers for the call, but pays other operators for the cost of using their networks (see “Cost of Services Provided, Administrative Expenses and Selling Expenses”, “fees and payment for services”).

Measured service decreased by 12.5% to $807 million in 2003 from $922 million in 2002. The variation was mainly due to a decrease in rates measured in real terms by approximately 21.6% as a result of applying the same rate per telephone pulse of $0.0469 in each year in the inflationary context previously described and a decrease of approximately 7.8% in the total average number of billable lines, partially offset by: (i) a decrease in commercial discounts in 2003 compared to 2002, and (ii) a 16% increase in average local and national long-distance consumption per line.

Monthly basic charges decreased by 19.1% to $666 million in 2003 from $823 million in 2002. The variation was mainly due to the rate reduction in real terms (net of discounts) of about 21.6% as a result of the application in 2003 of the same rate applied in 2002 within an inflationary context such as has been described previously.

Special services decreased by 3.8% to $381 million in 2003 from $396 million in 2002. This change was mainly attributable to the effect of inflation, which stood at 21.6%, almost fully offset by an increase of $7 million in Digital Trunk Access services, $25 million in prepaid cards, and $22 million in Internet access and traffic in current terms, mainly due to higher consumption.

Revenues from installation charges decreased by 20% to $32 million in 2003 from $40 million in 2002. The change was principally due to a decrease in prices in real terms, partially offset by an increase in line connections.

Revenues from public phones decreased by 19.6% to $180 million in 2003 from $224 million in 2002. The decrease was mainly due to a drop in prices in real terms of about 21.6% slightly offset by a 5.2% increase in the average lines of public telephony service and a 5.2% increase in the average consumption by line.

Access charges revenues as of December 31, 2003 and 2002, amounted to $323 million and $294 million, respectively, representing an increase of 9.9%. This change was due to an average increase in interconnection consumption of approximately 5% and the renegotiation of prices with other operators, offset by a decrease in charges of approximately 10.6% in real terms. Revenues for 2003 include $51 million of non-recurrent amounts relating to price renegotiation (see note 2.4.m) to the financial statements).

Revenues from Direct Lines were $83 million in 2003, a 3.5% decrease as compared to $86 million in 2002. This reduction is due to the 21.6% price drop in real terms, partially offset by an increase in digital direct lines of approximately 14% in current terms.

International long-distance service revenues increased by 11.7% to $105 million in 2003 from $94 million in 2002. This increase was mainly due to: (i) a 37% increase in customers outgoing tariffs in pesos in real terms mainly because of a decrease in discounts (ii) a 7.8% increase the incoming traffic liquidated with other international carriers and (iii) a decrease in the outgoing traffic liquidated with other international carriers of approximately 8%. All of them were partially offset by a 19.1% decrease in customers’ outgoing traffic.

Revenues from the publishing of telephone directories were $64 million in 2003 that compared with $65 million in 2002 represent a decrease of 1.5%. This variation is mainly due to a drop in the publishing prices in real term, partially offset by an increase in average invested amounts by advertisers.

“Other” income decreased to $109 million in 2003, from $116 million in 2002 which represents a reduction of 6.0%. This variation is mainly due to the price drop in real terms, offset by an 11.0% increase in invoicing services and collections, satellite and other services. and a 12.0% increase in the sale of fixed terminals.

Cost of Services Provided, Administrative Expenses and Selling Expenses

Cost of services provided, administrative expenses and selling expenses decreased by 19.5% to $2,507 million in 2003 from $3,113 million in 2002.

The following table shows the breakdown of expenses for years ended December 31, 2003 and 2002 (net of intercompany eliminations), restated as described in note 2.2 to the financial statements.

	Millions of Argentine pesos
	2003	2002	Variation
Salaries and social security taxes	359	431	-16,7%
Depreciation and amortization of fixed assets and intangible assets (1)	1,293	1,386	-6,7%
Fees and payments for services	508	566	-10,2%
Material consumption and other	58	85	-31,8%
Allowance for doubtful accounts (2)	(13)	232	-105,6%
Sales costs	26	32	-18,8%
Management fee	86	126	-31,7%
Other	190	255	-25,5%

Total	2,507	3,113	-19,5%

(1)	Excluding the portion corresponding to financial expenses.
(2)	In 2003, net of $79 million of doubtful accounts’ recovery.

The main variations (in million pesos, restated as described in note 2.2.) refer to:

Salaries and social security taxes decreased by 16.7% to $359 million in 2003, from $431 million in 2002. The variation was mainly due to a drop in salaries in real terms. In current terms, salaries and social security taxes increased $27 million, or 8.3%, to $351 million in 2003 from $324 million in 2002. This variation is mainly due to salary raises and non-salary additional amounts granted to the employees for the reasons mentioned in “Increases in allowances-salaries” slightly offset by a decrease in Telefónica’s average headcount, to 8,867 in 2003 from 9,204 in 2002.

The productivity index, measured as lines in service by employee grew from 464.8 in 2002 to 477.2 in 2003, which represents approximately a 3% increase.

Total depreciation and amortization presented a decrease to $1,293 million in 2003, from $1,386 million in 2002. The decrease was mainly due to assets that were no longer depreciated during the years compared including software and licenses, partly offset by the depreciation generated by investments as a consequence of increased activity during the second half of 2003.

Fees and service charge decreased by 10.2% to $508 million in 2003 from $566 million in 2002. This change mainly resulted from the effect of inflation in current amounts of approximately 20.5%. In current terms there was an increase in $57 million, or 12.8%, to $502 million in 2003 from $445 million in 2002 in Telefónica.

The following increases resulted from the above mentioned changes: i) fees for technical services and IT and advice and consulting services of $12 million due to the combined renegotiation of prices and the number of service agreements; ii) interconnection charges with other operators of $26 million as a consequence of the renegotiation of prices and increase in consumption, including $15 million relating to non-recurrent effects in the future; iii) advertising charges of $10 million for mass media advertising and telemarketing campaigns; iv) $13 million in building maintenance, principally moving and refurbishment expenses, including the transfer of the corporate headquarters to the SK Tower; and v) security services, communication charges and traveling expenses of $4 million. These increases were partially offset by a reduction in network maintenance of $6 million lower expenses in cable theft that had a material impact in 2002 and the maintenance of hardware and software of $3 million.

Costs for consumption of materials and other supplies decreased from $85 million in 2002 to $58 million in 2003, which represents a 31.8% decrease. The main cause of the difference is the effect of the adjustment for inflation on current amounts of 30.9%.

The charge to income for the allowance for doubtful accounts, which stood at $232 million in 2002, reflected a reversal of the allowance uncollectable bad debts of $13 million in 2003. This reversal is due to the fact that in 2002, as a consequence of the crisis suffered in Argentina, the Company prepared a new estimate of its past due trade receivables, taking into account possible collection terms and conditions resulting from debtors in arrears and the new recoverability plans implemented by the Company by the end of 2002. In 2003, the Company has designed different plans to manage overdue balances and collections, resulting in a decrease in the charges of the year and recovery of provisioned customers. The effect in 2003 could be summarized as follows: in the first place, charges for the allowance for uncollectable debts amounted to $66 million, representing a 71.6% decrease as compared to $232 million in 2002. On the other hand, a total recovery of $79 million was recorded in 2003 from collection of balances from debtors in arrears.

The cost of sales decreased to $26 million in 2003 as compared to $32 million in 2002. The main cause of the reduction is the effect of the adjustment for inflation on charges in current currency. The charge to income for cost of sale of equipment, telephone accessories and other supplies increased by $8 million in current terms, or 100%, to $16 million in 2003 as compared to $8 million in 2002. This change mainly results from the increase in ADSL modem sold by $3 million and other inventories of $8 million, not offset by a reduction in sales of mobile terminals.

The charge to income for management fees dropped from $126 million in 2002 to $86 million in 2003, representing a 31.7% reduction. The main cause of this decrease is the effect of the adjustment for inflation on current charges of 33% as compared to 2002 and a decrease in the percentage used to determine the obligation, from 9% to 4% since May 2003, as described in note 1. partially offset by a 15.5% increase in income considered for fee calculation.

The charge to income of other operating costs decreased from $255 million in 2002, to $190 million in 2003, representing a 25.5% decrease. The variation was mainly due to the decrease in costs in real terms of approximately 21.6%. Particularly, in current terms, there was a $15 million decrease, or 7.7%, from $194 million in 2002 to $179 million in 2003, mainly due to a $17 million decrease in leases related to the transfer of the corporate headquarters to the new building, offset by an increase in taxes of $6 million due to the higher activity and increased cost of insurance of $1 million.

Financial Gains and Losses

Consolidated gross capitalized interest totaled $8 million in 2003 and 2002 (see note 2.4.g) to the financial statements). In 2003 and 2002, net financial gains and losses amounted to a gain of $236 million and a loss of $3,258 million, respectively, representing an increase in such charges of $3,494 million. The variation was mainly due to the impact of the appreciation of the peso on the net monetary position in foreign currency, which resulted in a exchange differences charge that net of the result from the monetary gain/loss, amounted to a gain of $760 million in 2003 to a loss of $2,471 million in 2002. In addition, interest charges, financial charges and financial readjustments, decreased by $222 million, to a loss of $466 million in 2003 from a loss of $688 million in 2002, mainly due to a decrease in the average exchange rate, a decrease in financial payables and of the interest rate applied to the debt of the Company with its indirect controlling company (TISA).

Other Expenses, Net

Other expenses, net decreased to $71 million in 2003 from $153 million in 2002, representing a 53.6% decrease. Such decrease includes $20 million corresponding to the effect of the adjustment for inflation on current charges. There was a decrease of $62 million, or 46.6%, in current terms, to $71 million in 2003 from $133 million in 2002. The change in current terms mainly results from a reduction in contingency charges, a decrease in fixed assets retirement and in employee termination charges.

Income Tax

The charge to income of $51 million in 2002 corresponds to the reversal of net deferred tax liabilities existing at the beginning of the 2002 fiscal year, mainly as a result of the effects of the devaluation of the Argentine peso which occurred in that year, over the calculation of the deferred tax (see note 2.4.k to the financial statements).

Net income/loss

Net income increased from a loss of $3,411 million in 2002 to a gain of $405 million in 2003, mainly due to the variation of holding and financial income/(loss).

Taxes

Turnover Tax: The rate of the tax on gross revenues depends on the jurisdiction in which revenue is generated and ranges from 2% to 6%. Operating revenues are shown net of turnover tax in the Company’s financial statements. By its Resolution No. 2,345/94, the CNT required the Company, based on clause 16.9.3 of the Transfer Contract, to pass through to consumers the turnover tax rate reduction enforced by the City of Buenos Aires effective 1991. While the Company met the requirement contained in the resolution by depositing in a special bank account 5.2 million relating to excess amounts purportedly collected and applying the required rate reduction, it also filed a motion for reconsideration and an appeal in the alternative against that resolution. The CNT rejected the remedy sought by the Company in Resolution No. 1,513/95, as did the ME y OSP through its Resolution No. 139, of which the Company was formally notified on January 30, 1996. On February 14, 1996, the CNT issued Resolution No. 86/96, which provided that, in the first billing falling due on or after April 1, 1996, the Company should refund to owners of telephone lines in the City of Buenos Aires approximately $8.0 million in principal and $17.5 million in interest. While the Company has complied with the requirement, it still believes that the procedure that the CNT used to calculate the refundable capital and interest can be questioned and has filed a motion for reconsideration and an Ancillary Appeal requesting that Resolution No. 86/96 be revoked. The CNC replied to the formal notice and attached thereto a certified copy of CNC Resolution No. 84/99, which dismissed the request for reconsideration of Resolution No. 86/96 made by the Company at the time. In view of this situation, the judge hearing the constitutional protection action declared a nonsuit and ruled that the Company should bear court costs and expenses and fees of legal counsel.

Subsequently, through Resolution No. 4,583/99, the SC dismissed the Ancillary Appeal against Resolution No. 86/96 that the Company had filed. The Company then filed a motion for reconsideration against Resolution SC No. 4,583/99, the outcome of which is pending.

Additionally, the Company calculates the Minimum Presumed Income Tax that will be in effect for ten fiscal years. This tax is supplementary to Income Tax, because while the latter is levied on the year’s taxable income, Minimum Presumed Income Tax is a tax floor, calculated on the potential income from certain productive assets at a rate of 1%, with the effect that the Company’s tax liabilities are the higher of these two taxes. However, should Minimum Presumed Income Tax be higher than Income Tax in any given fiscal year, the excess may be considered a prepayment on account of any excess of Income Tax over Minimum Presumed Income Tax that may arise in any of the four subsequent fiscal years.

Valued Added Tax: VAT does not have a direct impact on the results of operations of the Company. VAT rates for revenues are 21%, 27%, 40.5% and 44.1%, depending on the type and tax situation of the customer. The weighted average rate for current customers is between 24% and 26% of revenues. Beginning April 1, 1995, banks must withhold, on behalf of the Argentine Government, 8% of revenues on the bills they collect on behalf of the Company. VAT actually deposited by the Company is the net amount resulting from the amount billed to customers minus the sum of the amounts withheld by banks and the amounts charged to the Company by its suppliers in connection with the purchase of goods and services.

Other Taxes: The tax assessed on the Company to finance the activities of the Regulatory Authority is levied on total monthly revenues from the Company for the provision of telecommunications services, net of any applicable tax on the revenues.

Decree No. 764/2000 approved the Rules for Universal Service, which provide a subsidy mechanism for certain customer categories and zones considered to be relatively high-cost as to the provision of basic telephonic service, financed with a special contribution called the “investment contribution commitment” equal to 1% of the revenues received from the provision of telecommunications services, net of any applicable tax. (see note 17).

The following activities: print media, radio and freight transportation are exempt from such repeal until July 31, 2003.

Tax Reform:

At the end of 2000, the National Congress passed a tax reform law that introduced, in addition to the abovementioned changes, the following amendments:

Income Tax

The National Executive Power issued Decree No. 2,242/02 to amend Section 136 of Income Tax Regulations limitatively determining the uncollectibility indexes to be considered by taxpayers in the deduction of bad debts and establishing a regime with lesser requirements for the cases in which the amount is lower than the figure set by the tax authorities for such purposes.

Pursuant to Decree No. 348/03, to be applied to the fiscal years ending as from December 31, 2002 through December 31, 2003, the National Executive Power introduced the actual or apparent cessation of payments on the part of the debtor, as long as the taxpayer evidences out-of-court collection efforts, as an uncollectibility index applicable to loans not covered by the “small amount” definition included in the second paragraph of Section 136 of the Income Tax Regulations.

Pursuant to General Resolution No. 1,457/02, the tax authorities established the figure corresponding to “small amount” loans for the purpose of the second paragraph of Section 136 of the Income Tax Regulations as amended by Decree No. 2,242/02 to be $ 1,500.

Law No. 25,784, in effect for fiscal years current as of October 22, 2003, modifies aspects related to transfer pricing, accrual of expenses by companies residing in Argentina that benefit related companies residing abroad, “thin capitalization” rules and aspects related to payments of interests to foreign beneficiaries.

There is a consideration that the above changes shall not have a significant impact on the Company.

Value Added Tax

Law No. 25,360 allows VAT credits generated by depreciable personal or real property acquired after November 1, 2000 to be offset against other taxes, or their reimbursement to be requested, provided that such credits cannot be offset against VAT obligations arising out of business activities during a year, and on condition that the property of reference is still part of the tax payer’s assets.

Under Law No. 25,717, the effectiveness of this provision as relating to tax credits accruing on or after January 1, 2003, had been suspended until December 31, 2003. Law No. 25,868 renew such suspension until December 31, 2004.

Decree No. 493/01 established a 50% reduction of the capital goods VAT rate and at the same time revoked certain exemptions (leasing of commercial real estate property and others).

Decree No. 363/02 amended Law No. 24,760 on “Factura de Crédito” (invoice covering a credit sale which the debtor has acknowledged, which can be used by small and medium-sized companies as a security for bank credits) and, effective May 1, 2002, included as a requirement for the computation of the tax credit that the seller, lesser, or service provider should issue the Factura de Crédito, when required to do so, and such invoice should be accepted by the buyer, lessee, or service beneficiary, or replaced by some of the payment methods provided by the same law. AFIP (Argentine Public Revenue Administration) General Resolution No. 1,255, also effective May 1, 2002, regulated the system and established as a requirement for the computation of tax credits in agreed-upon cash payment transactions, payment within 15 calendar days of the earlier of delivery or completion of service or issuance of the invoice, or had a Factura de Crédito been issued, accounting for the receipt of the Factura de Crédito until the last business day of the month following delivery or completion of service.

These regulations were subsequently modified by Decree No. 1002/02 and General Resolution (AFIP) No. 1303 respectively, both of which became effective on July 1, 2002, making the regime optional for companies with annual sales in excess of a certain amount, extending to 30 days the term to accept or replace the Factura de Crédito; clarifying the conditions for claiming fiscal credits, setting at 500 the amount per transaction above in which the emission of a Factura de Crédito is mandatory and eliminating certain formalities, among other changes.

The National Congress recently passed a tax reform law in connection with Value Added Tax and the Simplified Scheme for Small Taxpayers (Monotributo), which introduces, among other the following amendments: a) the category known as “unregistered liable parties” for VAT purposes to be eliminated; and b) invoicing of telecommunication services to persons under the Simplified Scheme becomes subject to the general 21% VAT rate instead of the differential 27% rate currently applicable, and invoicing of the tax increase is eliminated. The law is currently being reviewed by the National Executive Power.

Tax on bank checking account transactions

Law No. 25,413 (effective as from March 26, 2001) added a tax of up to 0.6% on certain bank checking account debits and credits. The National Executive Power was in charge of setting the conclusive tax rate within the range authorized by Congress. The rate was set at 0.25% by Decree No. 380/2001 as from April 1, 2001, and it was subsequently increased to 0.4% by Decree No. 503, in force as from May 3, 2001. As from that date, 37.5% of this tax may be computed as payment on account of income tax, value-added tax, or tax on minimum presumed income. On July 31, 2001, Law No. 25,453 became effective. This law repealed certain exemptions and authorized this tax to be computed as payment on account of social security contributions (as well as toward the abovementioned taxes). The National Executive Power, through Decree No. 969/01, raised the tax rate to the maximum value allowed by law, and provided that 58% of the tax may be computed as payment on account of other taxes. Both would be effective as from August 1, 2001.

Later, Presidential Decree No. 1,676/01, published in the Official Bulletin on December 20, 2001, reduced the computable tax to 10% effective as of January 1, 2002, and limited its computation as value-added and income tax. Finally, Presidential Decree No. 315/02 published in the Official Bulletin on February 18, 2002, abrogated computation of 10% of this tax as payment on account of the taxes mentioned above.

Law No. 25,722, effective January 8, 2003, extended the application of this tax through December 31, 2004.

The creation of this tax implies an increase in the Company’s tax burden; as agreed upon in the Transfer Contract, this increase in tax liabilities may be transferred to the rates. At the Company’s request, Resolution No. 72/03 of the Ministry of Economy set forth the methodology to be applied to transfer such tax burden. This resolution authorizes the Company, among other organizations, to transfer the increase in the amount paid for this tax as from February 6, 2003 (date of publication in the Official Bulletin) to the regulated services in accordance with the methodology provided.

Social security contributions

As from July 1, 2001, Decree No. 814/01 increased to 16% the social security contributions related to the following subsystems: retirement, family allowance, employment fund, and healthcare organization for retirees and pensioners. Contributions related to the healthcare organizations system were kept at 5%. At the same time, it provided that a percentage of such contributions, which varies depending on the geographic area where the payroll-employee work is performed, be calculated as a VAT credit. The net effect of both measures is zero with respect to the rates effective through December 31, 2001.

Law No. 25,453 raised, as from August 1, 2001, the above rate from 16% to 20% for companies in the commercial and services sector. Likewise, section 80 Law No. 25,565 increased statutorily mandatory contributions to health plans from 5% to 6% and the unified contribution created by Decree No. 814/01 from 16% to 17% or from 20% to 21%, as appropriate, intended for the INSSJP (National Institute of Social Services for Retirees & Death and Disability Pension Beneficiaries).

Law No. 25,723, effective January 17, 2003, introduced changes to certain provisions of the exhibit I of Decree No. 814/01 that are applicable to employer contributions paid on or after February 1, 2003, reducing by 1.5% the available value added tax credit on social security contributions and food vouchers. This change does not apply in geographical areas where the tax credit was over 7% before the amendment.

Following this amendment, value added tax credits are no longer available on contributions made in respect of employees in the Buenos Aires City and Greater Buenos Aires, while those for employees throughout the rest of the province of Buenos Aires and most of Argentina have been reduced by the indicated average, thus increasing net contributions.

Decree No. 746/03, published in the Official Bulletin on April 2, 2003 repealed, effective as from April 1, 2003, Section 52 of Decree No. 1,387/01, which authorized, as from a specified date, social security contributions paid in excess of the tax credit set forth by Section 4 of Decree No. 814/01 to be computed as a VAT credit.

Until July 31, 2003, printing industry, radio broadcasting and transportation activities were outside the scope of the above repeal.

Increases in allowances-salaries

Decree No. 1,273/01 effective as from July 1, 2002 established the payment of a non-remuneratory monthly amount of 100 for employees covered by collective labor agreements, establishing that such payment is subject to welfare fund and INSSJP deductions and contributions.

By Decree No. 2,641/02, the federal government established a non-wage benefit of $130, payable monthly, in substitution of the amount described above and otherwise identical to it, to be paid between January 1 and February 28, 2003, and a similar one of $150 monthly payment to be made between March 1 and June 30, 2003.

Decree No. 905/03 increased the non-wage allowance referred to above by $ 200 as from May 1, 2003 and until December 31, 2003.

Decree No. 392/03 stated the increase in the basic remuneration of employees included in the collective bargaining agreements as from July 2003 in the amount of $28 a month during 8 months until the total amount of $224 is reached. Simultaneously, the non-wage allowance set forth by the referred decrees will be reduced until it be fully eliminated. In addition, Decree No. 905/03 is extended until the referred non-wage amount be eliminated, i.e. February 2004.

Once such amounts become part of the salary, they will be subject to withholdings and contributions generally established.

Buenos Aires Province turnover tax

Law No. 12,727 of the Province of Buenos Aires increased the turnover tax rate by 30% as from July 1, 2001 for taxpayers who in 2000 paid more than $ 200,000 of such tax. In the case of telephone service, this means raising the rate for such jurisdiction from 3.5% to 4.55%.

The above rate was passed on by the Company through the rates applied to customers receiving service in Buenos Aires, under the tax stability rules of the regulatory framework.

The extension of the emergency increase to fiscal year 2002 has been confirmed by the Revenue Bureau for the Province of Buenos Aires.

Tax legislation for 2003 excludes telephone services from the scope of application of this incremental emergency rate but simultaneously increased the tax rate to 4.60%.

Pursuant to Law No. 745, the Government of the City of Buenos Aires, amended, effective as of January 1, 2002, the calculation of the taxable basis for the international telecommunications service, which would be made up by all the compensations to which the company residing in the Argentine Republic is entitled to.

Under the 2003 Tax Code, a tax exemption existing in prior years is no longer available for service exports. In addition, a new rate is payable in connection with control of telecommunications supports and antennas.

Tax on personal assets

Law No. 25.585, published in the Official Bulletin on May 15, 2002 introduced an amendment, to be applied to fiscal year 2002, in the tax on personal assets by establishing that shares and interests in companies governed by Companies Law No. 19,550, owned by individuals or undivided estates residing in Argentina or abroad, or legal entities residing abroad, would be treated for tax purposes as if owned by the company, which would act as a substitute taxpayer.

The law set forth a 0.5% tax rate to be determined on the taxable basis resulting from the equity value of the shares arising from the most recent balance sheet closed as of December 31 of each year.

The law empowers the company to collect from the owners the amounts paid, withholding or even foreclosing the assets that gave rise to the payment.

Decree No. 998/03 and General Resolution No. 1497 of the Argentine tax authorities regulated the application of the law and established the date and manner of filing the appropriate tax return and effecting payment.

Liquidity and Capital Resources.

In 2003 and 2002, the Company used cash from operating activities, borrowed funds from financial institutions and used long-term bank credit lines to manage its liquidity and to finance its capital expenditures.

Cash and Cash Equivalents

The Company’s cash and cash equivalents amounted to $354 and $399 million as of December 31, 2003 and 2002, respectively. Cash and cash equivalents in 2003 decreased by $45 million, equivalent to 11.3%. As of December 31, 2003, 93% of Company’s cash is in foreign currency. As a percentage of total assets, cash and cash equivalents represented a 4.3% as of December 31, 2003.

Cash provided by operating activities in 2003 increased by $24 million, or 1.6%, to $1,489 million in 2003 from $1,465 million in 2002.

Financial resources

The Company has prepared its financing projections and plans expecting to cover future fund needs to continue its investment plan and face short and long-term debt mainly with funds generated by the operations plus bank loans and access to capital markets. Alternatively, it would request for long-term refinancing of its payables. However, owing to the macroeconomic situation described in note 2.6, as of the date of issuance of these Operating and Financial Review and Prospects, third parties’ credit lines are not available in amounts sufficient to enable the Company, together with internally generated funds, meet current debt obligations. Furthermore, it is not possible to determine whether this situation will evolve favorably in the short term.

Funds used for the purchase of fixed assets for the yeas ended December 31, 2003 and 2002 totaled $141 million and $136 million, respectively (in 2003 net of $45 million financial with trade payables and in 2002 net of $29 million of capitalized exchange differences and of $15 million financed by bank and financial payables).

As December 31, 2003, the Company has borrowed funds for long term from major financial institutions in an amount of $314 million. These funds have been borrowed under terms and conditions customary in this kind of transactions, which generally refer to the commitment not to encumber or grant security interests except some encumbrance allowed on its assets or on present or future revenues, unless certain predetermined conditions are met. Additionally, the Company used other long-term bank credit lines to finance imports from different commercial banks.

Exchange of Negotiable Obligations

On May 19, 2003 the Company’s Board of Directors approved to perform offers to exchange outstanding negotiable obligations issued by the Company and by COINTEL for new negotiable obligations issued by the Company plus a cash payment:

a) Offer to Exchange the Company’s Negotiable Obligations

The Company’s negotiable obligations included in the exchange offer are those issued in November 1994 for a principal amount of US$ 300 million due in November 2004 and those issued in May 1998 for a remaining principal amount of US$ 368.5 million due in May 2008.

The holders who validly tendered their notes accounted for 73% of the total amount of the notes issued in November 1994 and a 66% of the residual amount outstanding of notes issued in May 1998. Therefore, on August 7, 2003, the Company issued new notes for a total amount of US$ 189.7 million due in November 2007 at a nominal interest rate of 11.875% per annum, and US$ 220 million due in November 2010 at a nominal interest rate of 9.125% per annum, respectively, and the Company paid US$ 52.1 million in cash. Additionally the Company paid US$ 12.5 million as interest accrued to that date.

b) Offer to Exchange COINTEL’s Negotiable Obligations

COINTEL’s negotiable obligations as included in the exchange offer are COINTEL’s Series A notes issued in July 1997 for US$ 225 million and Series B notes for $ 175 million, which accrue an annual nominal interest rate of 8.85% and 10.375% respectively.

On August 7, 2003, the Company issued negotiable obligations for US$ 148.1 million due in August 2011, at an annual nominal interest rate of 8.85% and paid in cash the amount of US$ 24 million and $4.6 million (plus US$ 0.2 million and $0.1 million as interest accrued to that date) in exchange for COINTEL’s negotiable obligations (Series A and Series B). In addition, the Company issued $0.1 million of negotiable obligations at 10.375% peso denominated notes due in August 2011 which on August 1, 2004 will be converted into U.S. dollars and will start to accrue interest at an annual nominal rate of 8.85% for COINTEL’s Class B notes. Additionally, as described in note 14, the Company transferred COINTEL’s notes which were acquired in this exchange offer to TISA in exchange for an equivalent reduction in TASA’s short-term financial debt to TISA.

After the exchange completed on August 7, 2003, the Company’s outstanding notes and amounts are as follows:

Month and year of issuance	Nominal amount (in millions)	Term (in years)	Maturity (month and year)	Annual interest rate (%)	Use of proceeds
11/94	US$79 (d)	10	11/2004	11.875	a)
05/98	US$125.6	10	05/2008	9.125	a)
06/02	US$71.4	4	07/2006	9.875	b)
08/03	US$189.7	4	11/2007	11.875	b)
08/03	US$220	7	11/2010	9.125	b)
08/03	$0.1 (c)	8	08/2011	10.375	b)
08/03	US$148.1	8	08/2011	8.85	b)

a)	Financing of investments in fixed assets in Argentina.
b)	Refinancing of liabilities
c)	On August 1, 2004 they will be converted to U.S. dollars and will start to accrue interest at a nominal rate of 8.85% per annum.
d)	Net of US$ 2 million called in December 2003.

The shareholders’ meeting held on June 26, 2003 approved the issuance of the new negotiable obligations under the scope of the above exchange offers.

The shareholders’ meeting held on December 19, 2003 approved a global program of simple negotiable obligations which are not convertible into shares, denominated in pesos or in any other currency, with ordinary guarantee, in various series and/or successive tranches, either cumulative or non-cumulative, for a maximum outstanding amount of 1.5 billion pesos or its equivalent amount in other currencies, and delegated to the Board of Directors the power to set the remaining issue conditions and to decide to request or not authorization to quote in the CNV and/or other foreign exchange markets.

As of December 31, 2003, the Company and its controlled company owed, approximately 1,576 million pesos (about US$ 538 million) to related parties, which mature between January and August 2004, and accrue interest at one month LIBOR plus 8% per annun (see note 16.3). These agreements established the usual commitments for these kind of transactions, as well as clauses that establish that the creditor may accelerate the terms of the Company’s payables (“events of anticipated maturity”) if there are changes in the Company’s equity, economic and financial situation that due to their adverse nature may affect the Company’s capacity to comply with the obligations assumed in the agreements or if there are restrictions that may limit the capacity of the Company to repay its debts.

The creditor has advised the Company that until September 20, 2004: (i) the effects of the Public Emergency Law implemented in Argentina by Decree No. 1,570/01, Law No. 25,561, as supplemented and amended, in force shall not be considered by the creditor as an event of anticipated maturity; and (ii) the creditor shall not consider that, as of such date, loans have become immediately due and payable in accordance with the agreements.

The loan agreements currently in effect additionally contain acceleration clauses that would be triggered in the event of certain court or out-of-court procedures being initiated in connection with claims exceeding a certain percentage of the shareholders’ equity of the Company or one of its significant subsidiaries. The Company has obtained a waiver in respect of procedures of this nature that were pending against the Company as of February 10, 2004, subject to a condition that no other debt be accelerated on similar grounds.

On May 20, 2003, the Company and TISA entered into an agreement whereby the former immediately assigned to TISA the title to and all credit rights arising from COINTEL’s negotiable obligations acquired by the Company under the Offer to Exchange TASA-COINTEL’s negotiable obligations upon consummation of the Offer to Exchange COINTEL’s notes for the Company’s new notes as described in note 13.b) (“Offer to Exchange TASA-COINTEL”), with the notes being immediate and unconditionally accepted by TISA. Simultaneously with the assignment of credits mentioned above, the Company settled a portion of the Company’s financial debt (principal) to TISA as of that date for an amount equal to: i) the amount of the nominal value of COINTEL’s negotiable obligations denominated in U.S. dollars and acquired by the Company; plus (ii) the amount of the nominal value of COINTEL’s notes denominated in pesos acquired by the Company, converted to U.S. dollars at an exchange rate of US$ 1 = $ 3.31; plus (iii) an amount in U.S. dollars equal to the amount paid by the Company to the holders of COINTEL’s notes as interest accrued and unpaid to August 7, 2003. For that purpose, in the case of interest on COINTEL’s negotiable obligations denominated in pesos the exchange rate applied was that prevailing at the date of consummation of the Offer to Exchange TASA-COINTELs’ notes. In addition, the Company paid the interest accrued and unpaid in cash to TISA under the principal debt to TISA settled by the Company as described above.

Pursuant to the exchange transaction described in note 13.b), in August 2003 the Company assigned as principal at maturity plus unpaid accrued interest paid by the Company, an amount equivalent to US$ 174 million of COINTEL’s negotiable obligations (Class A and B) to TISA, thereby setting financial debt of the Company with TISA in an equivalent amount.

The following table contains a breakdown of the Company’s investments in fixed assets (1) for the years ended December 31, 2003 and 2002.

	Millions of Argentine pesos
	2003	2002 (2)
Land, buildings and equipment	2	4
Transmission and switching equipment	85	74
External plant	7	20
Telephone equipment	17	14
Materials	21	10
Other	54	29

Total	186	151

(1)	Allocation of construction in process and prepayments to vendors to each line item has been estimated.
(2)	In 2002 net of $29 million corresponding to the capitalization of exchange differences.

Fixed assets relating to Telefónica’s telecommunications business were valued calculating their recoverable value on the basis of the Company’s Management best estimate of future cash flows of its telecommunications business, considering current information and future telephone service rates estimates. However, whether the recorded amount of fixed assets as of December 31, 2003 of 7,329 million pesos is fully recoverable, depends on the final effect of the outcome of the tariff re-negotiation over the economic-financial equation of the Company (see note 11.1.).

Foreign-Denominated Debt, Receivables and Investments

The Company’s financial and bank payables as of December 31, 2003 amounted to approximately US$1.4 billion (approximately $4.2 billion), 21 million euro (approximately $79 million), and 7.9 billion Japanese yen (approximately $214 million). As of December 31, 2003, the Company also had the equivalent of approximately $183 million of trade and other payables denominated in foreign currencies. Approximately $479 million of the Company’s receivables and investments are denominated in foreign currency.

Exposure to Foreign Exchange Rates

In September 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the yen- U.S. dollar exchange rate, under Convertibility Law between peso and U.S. dollar, in connection with its 7.8 billion Japanese yen loan granted by The Export-Import Bank of Japan (currently, the “Bank for International Cooperation”). The loan matures in February 2011, and accrues interest at a rate of 2.3% per annum. The swap agreement provides a fixed exchange rate of 104.25 yen per U.S. dollar. The interest rate paid to Citibank N.A. during the validity of the loan for the dollars received is 7.98% per annum. As of December 31, 2003, the amount of the related liability taking into account the effect of the swap and the additional interest accrued amounts to approximately US$84 million. The contract establishes, among other provisions for this type of transaction, certain events of default under which the creditor may accelerate payment terms. Events of default include failure to pay financial debts for amounts in excess of 2% of the Company’s shareholders equity.

Additionally, in December 1999, the Company entered into a foreign currency swap agreement with Citibank N.A. to hedge the risk of fluctuations in the euro-dollar exchange rate, under Convertibility Law between peso and dollar, in connection with the Company’s net position of assets and liabilities in Euros, including the loan balance granted by Istituto Centrale Per il Credito a Medio Termine (the “Mediocredito Centrale”). The Mediocredito Centrale loan matures in November 2014 and accrues interest at a rate of 1.75% per annum. The swap agreement has an 8-year term through November 2007, and provides for a fixed-exchange rate of 0.998 euros per US dollar. The interest rate paid to Citibank N.A. during the term of the loan for the dollars to be received is 2.61% per annum.

The Company uses currency future contracts (“NDF”) to hedge the risk of fluctuations in the dollar exchange rate. In October and December 2003 the Company entered into currency future contracts known as non-deliverable forwards (“NDF”), whereby currency positions are offset upon maturity of the respective contracts, because swaps are exchanged for the net resulting amounts, with Deutsche Bank and Banco Santander Central Hispano amounting to US$ 25 million, maturing in April 2004. The guarantees granted by the Company for these operations amounted to US$ 1.4 million, equivalent to 7% of the notional value. These instruments are used to cover firm short-term payment commitments in dollars.

At December 31, 2003, commitments covered by these operations are as follows:

Hedged underlying item	Hedged amount (million)	Counterparty	Hedge maturity or closing date	Future exchange rate	Notional value (million)
Interest 2007 Bonds	US$ 11.2	Deutsche Bank	04/20/04	$/US$ 2.965	U$S 10.0
Interest 2004 Bonds	US$ 4.8	Deutsche Bank	04/22/04	$/US$ 2.960	U$S 5.0
Interest 2010 Bonds	US$ 10.0	Deutsche Bank	04/23/04	$/US$ 3.00	U$S 5.0
		BSCH	04/28/04	$/US$ 3.00	U$S 5.0

At December 31, 2003, there were no significant changes in the market value of the mentioned futures contracts.

Contractual Obligations and Commercial Commitments

The following table represents a summary of the contractual obligations and commercial commitments of the Company and its controlled company:

	Payments due by Period in millions of Argentine Pesos
	Total	Less than 1 year	1-3 years	3-4 years	4-5 years	After 5 years
Contractual obligations
Bank and Financial debt	5,745	2,189	807	796	525	1,428
Other long-term obligations (1)	822	652	63	24	21	62

Total contractual cash obligations	6,567	2,841	870	820	546	1,490

Commercial Commitments
Other commercial commitments (2)	109	58	48	3	—	—

Total commercial commitments	109	58	48	3	—	—

(1)	Includes $199 million in foreign currency liabilities as of December 31, 2003.
(2)	Includes $30 million principally related to certain frame agreements, which the Company will apply in accordance to the Company’s needs.

Bank and financial debt include principal and interest. A sizable portion of these debts bears an interest at variable rates, consequently, the Company estimated interest payable based on interest rates in effect at December 31, 2003. Actual interest payments may significantly differ from these estimates on account of interest rate fluctuations. In addition, 99% of these obligations are foreign-currency debt, and therefore principal and interest payments are estimates based on exchange rates in effect at December 31, 2003. Actual foreign currency debt payments may significantly differ from these estimates due to exchange rate fluctations.

Research and Development, Patents and Licenses.

The Company does not incur in any research and development expenses. It holds no material patents and does not license to others any of its intellectual property. In connection with its provision of telecommunication services, the Company plans infrastructure development based upon present and projected future demand of such services. The Company acquires the necessary technology, including equipment, from third parties.

Statistical data

The following table provides certain basic information relating to the development of the Company’s domestic telephone system.

	Operating Data
	December-31-03	December-31-02
Billable lines of measured service (1)	3,787,969	3,637,956
Lines installed	4,570,739	4,561,447
Lines in service	4,168,825	4,182,277
Lines in service per 100 inhabitants	24.4	24.7
Lines in service per employee	477.2	464.8
Percentage of lines connected to digital exchanges	100%	100%
Public telephones installed	107,529	101,552

Prospects of Telefónica de Argentina S.A.

After the crisis experienced in 2002, the Argentine economy has begun to recover. However, there are substantive issues still unsolved, such as the renegotiation of the public debt, the unemployment rate and the freeze on public utility contracts, which raise uncertainties regarding the development of the economic and political context.

During 2003 the telecommunications industry continued to adapt itself to the changes occurred since the beginning of 2002. The companies reacted to the new scenario by carrying out liability restructurings, closedowns, mergers and acquisitions. Despite cash flow constraints, the existing installed capacity generated a level of competition that affected the upsurge of prices.

In this scenario, the Company has the following management priorities for the short and medium term:

•	obtaining a clear tariff adjustment scheme

•	achieving a predictable regulatory framework that enables it to develop its business and investment plans;

•	expanding selective criteria to expenditures and investment projects;

•	further strengthening the traditional fixed telephony business by increasing the number of residential customers;

•	consolidating the Company as a comprehensive supplier for corporate customers;

•	capturing the Internet’s growth opportunity by forerunning broadband development and encouraging the development of Internet “dial-up” services;

•	maintaining an adequate cash management, honoring assumed commitments;

•	encouraging the Company’s conversion into a customer-focused organization; and

•	improving the Company’s external and internal image.

The situation in Argentina remains highly volatile. Although there were macroeconomic improvements in Argentina during the second semester of 2003, including a deceleration of the inflation in the wholesale price index and the appreciation in the value of the peso against the U.S. dollar as compared to December 31, 2002, the Company continues to operate in a very difficult and volatile environment. In particular, the Company expects that the following circumstances may have a material effect on the results of its operations in future years:

•	the outcome of the renegotiations of tariffs with the Argentine government;

•	the uncertainty generated by the Company’s need to roll over current liabilities and to continue obtaining waivers from its creditors;

•	how the government will regulate tariffs; and

•	the macroeconomic situation in Argentina, including inflation, devaluation and unemployment.

In particular, the Company’s results of operations are very sensible to changes in the peso/ U.S. dollar exchange rate because its primary assets and revenues are denominated in pesos while substantially all of its liabilities are denominated in U.S. dollars.

In addition to these circumstances, changes in Argentina may have other unforeseen consequences that could negatively impact the results of the Company’s operations and its financial position. The Company cannot assure that other laws that negatively affect its operations will not be introduced.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TELEFONICA DE ARGENTINA S.A.

By:	/S/ CECILIA MAESTRI
Name:	Cecilia Maestri
Title:	Power of Attorney

Date:  February 26, 2004